Exhibit 99.2

SEDAR+ Version

From:	MDA SPACE LTD. a Corporation existing under the laws of the Province of Ontario, Canada 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7
(the Promisor, we, us, or our)

STRICTLY PRIVATE AND CONFIDENTIAL

To:	C3 FINCO S.à r.l. a Luxembourg société à responsabilité limitée
To the attention of its administrators
11 rue Nicolas Adames
L-1114 Luxembourg
Grand Duchy of Luxembourg

(the Beneficiaries Agent)

CNES PARTICIPATIONS SAS
a French société par actions simplifiée
To the attention of the president
2, place Maurice Quentin
75001 Paris
France

(CNES PARTICIPATIONS)

Ms. Stéphanie Limouzin
[redacted - personal information]
(Stéphanie Limouzin)

Mr. Christophe Vassal
[redacted - personal information]
(Christophe Vassal)

and any other holder of Company Securities becoming a Beneficiary after the date hereof by executing and delivering an Accession Agreement (as these terms are defined below),

(collectively with the Beneficiaries Agent, CNES PARTICIPATIONS, Stéphanie Limouzin and Christophe Vassal, the Beneficiaries and individually a Beneficiary, each acting severally and not jointly nor jointly and severally (conjointement et non solidairement))

July 6, 2026

RE:          Project OnePlanet - Contemplated acquisition of C3 Holding SAS

Dear Madams, Dear Sirs,

Following our offer letter dated 30 June 2026 (the Initial Offer) and our subsequent discussions in relation to the direct and indirect acquisition (the Proposed Transaction) of C3 Holding, a société par actions simplifiée organised under the laws of France, having its registered office 11, rue Hermès, 31520 Ramonville-Saint-Agne, registered with the trade and companies registry of Toulouse under number 880 661 582 (the Company), we are pleased to deliver this letter-agreement (the Put Option Agreement) setting out the terms and conditions on which we are irrevocably committed to acquire the Sold Securities if the Put Option is exercised in accordance with the terms herein and whereby:

(a)	we grant to the Beneficiaries a unilateral put option (promesse unilatérale d’achat) on all of the Sold Securities on the terms and subject to the conditions set out herein and in the draft securities purchase agreement which is attached, in its final form agreeable to us, hereto as Schedule 1 (the Securities Purchase Agreement);

(b)	we confirm that we have, and will have on any due date, sufficient available financing to fulfil any and all of our payment obligations under this Put Option Agreement and the Securities Purchase Agreement and have entered into, in connection therewith, irrevocable financing arrangements consisting of an eight hundred and seventy five million US dollar (US$875,000,000) debt financing arranged and underwritten by Bank of Montreal, The Bank of Nova Scotia and Royal Bank of Canada pursuant to a commitment letter executed on 30 June 2026, executed copies of which are attached to the Initial Offer.

(c)	we confirm that this Put Option Agreement supersedes in its entirety the Initial Offer and any prior or subsequent offer.

1.	Definitions

In this Put Option Agreement:

(a)	capitalised terms, unless otherwise defined herein, shall have the meaning ascribed to them in the Securities Purchase Agreement; and

(b)	in addition, the following capitalised terms, expressions and abbreviations shall have the following meanings:

Accession Agreement	shall mean an accession agreement substantially in the form attached hereto as Schedule 3, which, once signed, shall be deemed to constitute a countersigning of the Put Option Agreement;

Beneficiaries	shall have the meaning ascribed to it in the preamble of this Put Option Agreement;

Beneficiaries Agent	shall have the meaning ascribed to it in the preamble of this Put Option Agreement;

CLS	shall mean Collecte Localisation Satellites, a French société par actions simplifiée having its registered office located 11, rue Hermès, 31520 Ramonville-Saint-Agne, France and registered with the Toulouse trade and companies registry under number 338 034 390;

CLS Consultation Process	shall mean the consultation procedure of the CLS Social & Economic Committee in connection with the Proposed Transaction;

CLS Social & Economic Committee	shall mean the social and economic committee (comité social et économique) of CLS;

CNES	shall mean Centre National d’Etudes Spatiales, a national public industrial or commercial establishment with a public accountant (établissement public national à caractère industriel ou commercial doté d'un comptable public), having its registered office located 2, place Maurice Quentin, 75001 Paris, France and registered with the Paris trade and companies registry under number 775 665 912;

CNES Consultation Process	shall mean the consultation procedure of the CNES Central Social & Economic Committee in connection with the Proposed Transaction;

CNES Central Social & Economic Committee	shall mean the central social and economic committee (comité social et économique central) of CNES;

Company	shall have the meaning ascribed to it in the preamble of this Put Option Agreement;

Consultation Process	shall mean the CLS Consultation Process and the CNES Consultation Process;

End of the Consultation Process	shall mean the later of the End of the CLS Consultation Process and the End of the CNES Consultation Process;

End of the CLS Consultation Process	shall mean the date which is the earlier of: (a) the date on which an explicit opinion (positive or negative) has been rendered in accordance with applicable Laws, or collective agreement as the case may be, by the CLS Social & Economic Committee in respect of the transactions contemplated in the Securities Purchase Agreement;

or, in the absence of such an explicit opinion,

(b)           the date on which an implicit opinion is deemed to have been rendered at the end of the consultation period in accordance with applicable Laws, or collective agreement as the case may be, by the CLS Social & Economic Committee in respect of the transactions contemplated in the Securities Purchase Agreement (as may be reasonably determined by the Beneficiaries Agent);

End of the CNES Consultation Process

shall mean the date which is the earlier of:

(a)           the date on which an explicit opinion (positive or negative) has been rendered in accordance with applicable Laws, or collective agreement as the case may be, by the CNES Central Social & Economic Committee in respect of the transactions contemplated in the Securities Purchase Agreement;

or, in the absence of such an explicit opinion,

(b)           the date on which an implicit opinion is deemed to have been rendered at the end of the consultation period in accordance with applicable Laws, or collective agreement as the case may be, by the CNES Central Social & Economic Committee in respect of the transactions contemplated in the Securities Purchase Agreement;

End of the Hamon Law Process

shall mean the date on which:

(a)           in case all employees of the Company have waived in writing their right to make an offer for the acquisition of the Company Securities pursuant to articles L.23-10-1 et seq. of the French Commercial Code, the date of receipt by the Company of the last waiver letter of the relevant employee of the Company in accordance with article L. 23-10-1 et seq. of the French Commercial Code; or

(b)           in the absence of such waivers received from all the employees of the Company, the date falling one (1) month following the date on which all the employees of the Company were individually informed of their right to make an offer to purchase all the shares issued by the Company in accordance with article L. 23-10-1 et seq. of the French Commercial Code;

Execution Date	shall have the meaning ascribed to it in Clause 3(c) of this Put Option Agreement;

Expiry Time

shall mean the earlier of:

(a)           6:00 p.m. (Paris time) on the tenth (10th) Business Day falling after the later of the End of the   Consultation Process and the End of the Hamon Law Process; and

(b)          6:00 p.m. (Paris time), on the date of expiry of a four (4) month period as from the Put Option   Effective Date;

Hamon Law Process	shall mean the process whereby the employees of the Company are informed of the projected sale of the Sold Securities and of the option granted to the employees of the Company to make an offer to acquire the Company Securities, in accordance with the provisions of articles L. 23-10-1 et seq. of the French Commercial Code;

Initial Offer	shall have the meaning ascribed to it in the preamble of this Put Option Agreement;

Mandatory Sellers	means the Beneficiaries Agent (in its capacity as a shareholder of the Company) and CNES PARTICIPATIONS;

Prohibited Transaction	shall have the meaning ascribed to it in Clause 7(b)(i) of this Put Option Agreement;

Promisor	shall have the meaning ascribed to it in the preamble of this Put Option Agreement;

Proposed Transaction	shall have the meaning ascribed to it in the preamble of this Put Option Agreement;

Put Option	shall have the meaning ascribed to it in Clause 2(a) of this Put Option Agreement;

Put Option Agreement	shall have the meaning ascribed to it in the preamble of this Put Option Agreement;

Put Option Effective Date	shall mean the date on which this Put Option Agreement is countersigned by the Beneficiaries Agent and, as the case may be, by CNES PARTICIPATIONS;

Put Option Exercise Date

shall mean:

(a)             if the Put Option Exercise Notice is delivered by hand, the date of acknowledgement of receipt    by the Promisor;

(b)           if the Put Option Exercise Notice is sent by international courier service, two (2) Business Days    after the date of posting; or

(c)           if the Put Option Exercise Notice is sent by email, the date of the dispatch;

Put Option Exercise Notice	shall mean the written notice substantially in the form attached as Schedule 2 hereto;

Securities Purchase Agreement	shall have the meaning ascribed to it in the preamble of this Put Option Agreement; and

Social & Economic Committees	shall mean the CLS Social & Economic Committee and the CNES Central Social & Economic Committee.

(c)	references herein to Clauses or Schedules are to clauses and schedules to this Put Option Agreement, unless the context otherwise requires;

(d)	Clauses 1.2, 9.4 (Financing Cooperation), 9.8 (Termination of the Shareholders Agreement), Clause 17 (Assignment), 24 (Notices), 26 (Waiver), 27 (Invalidity), 29 (Amendments) and 30 (Counsels) of the Securities Purchase Agreement shall be incorporated by reference in this Put Option Agreement and shall apply mutatis mutandis as if stated in full herein; and

(e)	when Clauses of the Securities Purchase Agreement are incorporated by reference in this Put Option Agreement, any reference therein to (u) the “Agreement”, (v) the “date hereof”, (w) the “Purchaser”, (x) the “Sellers”, (y) the “Sellers Agent”, and (z) the “Parties” and/or the “Signatories” shall be deemed, for all purposes hereof, references to, respectively, (u) the Put Option Agreement, (v) the Put Option Effective Date, (w) the Promisor, (x) the Beneficiaries, (y) the Beneficiaries Agent and (z) the parties hereto.

2.	Put Option – Commitment to acquire the Sold Securities

(a)	The Promisor hereby irrevocably and unconditionally undertakes to acquire the Sold Securities at the price and upon the other terms and subject to the conditions set out in the Securities Purchase Agreement, subject only to the sending by the Beneficiaries Agent of a Put Option Exercise Notice in accordance with, and subject to the terms of, Clause 3(a) and 4(b) of this Put Option Agreement (the Put Option).

(b)	The Beneficiaries accept the benefit of the Put Option granted by the Promisor as an option to sell only, but with no undertaking to sell their Sold Securities or exercise such option.

(c)	The Put Option shall enter into force on the Put Option Effective Date and shall remain in full force and effect until the Expiry Time, it being specified and agreed that the Beneficiaries Agent and the Promisor may mutually agree in writing to postpone the Expiry Time to a later day and/or time.

(d)	The Promisor and the Beneficiaries acknowledge and agree that the Put Option is a promesse unilatérale (within the meaning set forth under, and governed by, Article 1124 of the French Civil Code), as a result of which:

(i)	the Promisor has irrevocably given its consent to the purchase of the Sold Securities and is already debtor of the obligation to acquire the ownership of the Sold Securities from the Beneficiaries in accordance with the provisions herein and upon the terms and subject to the conditions set out in the Securities Purchase Agreement;

(ii)	the withdrawal or revocation of the Put Option by the Promisor before the expiry of the exercise period of the Put Option shall not prevent the completion of the purchase of the Sold Securities by the Promisor upon the terms and subject to the conditions set out in the Securities Purchase Agreement (whether executed or not), to the extent the Beneficiaries Agent delivers a Put Option Exercise Notice before the Expiry Time; and

(iii)	any agreement entered into in breach of the terms of this Put Option Agreement with a third-party who is aware of its existence shall be null and void.

3.	Put Option – Exercise

(a)	The Beneficiaries Agent, on its behalf and on behalf of the other Beneficiaries, shall have the right (but not the obligation) to exercise the Put Option by sending to the Promisor a Put Option Exercise Notice.

(b)	The Put Option will be deemed to have been exercised on the Put Option Exercise Date.

(c)	The Put Option Exercise Notice shall specify (i) the date (being a Business Day no more than ten (10) Business Days and no less than three (3) Business Days after the Put Option Exercise Date) on which the Securities Purchase Agreement is to be executed by the parties thereto (the Execution Date) (as the case may be, by way of electronic exchange of signatures) and (ii) the place where the Securities Purchase Agreement shall be executed by the parties thereto, it being specified that the Securities Purchase Agreement may be signed electronically, in which case the Put Option Exercise Notice shall specify the electronic signature service provider to be used on the contemplated Execution Date.

(d)	Each Beneficiary hereby acknowledges and agrees that the exercise of the Put Option by the Beneficiaries Agent shall be binding upon it/him/her.

4.	Execution of the Securities Purchase Agreement

(a)	In case of exercise of the Put Option by the Beneficiaries Agent in accordance with Clause 3(a):

(i)	the Promisor irrevocably and unconditionally undertakes to execute and deliver the Securities Purchase Agreement in accordance with the terms herein and the Beneficiaries shall then execute the Securities Purchase Agreement;

(ii)	each Beneficiary shall use its respective reasonable efforts to cause the Other Sellers who have not executed and delivered to the Beneficiaries Agent an Accession Agreement, execute and deliver the Securities Purchase Agreement, either directly or by granting a power of attorney to the Beneficiaries Agent or to the

Other Sellers Agent authorizing it or her to execute and deliver the Securities Purchase Agreement on their behalf;

(iii)	subject to the provisions of Clause 4(b) and 4(c) below, the sale of the Sold Securities shall be definitive (in accordance with the terms, and subject to the conditions, of the Securities Purchase Agreement); and

(iv)	subject to the Securities Purchase Agreement being executed by all the Mandatory Sellers on the Execution Date, the transfer of the Sold Securities shall occur in accordance with the terms and conditions of the Securities Purchase Agreement irrespective as to whether the Put Option Agreement and/or the Securities Purchase Agreement is signed by any Other Seller as identified in the Securities Purchase Agreement.

(b)	It is expressly specified and agreed that, the validity and enforceability of the Put Option is not subject to the execution of the Securities Purchase Agreement by the parties thereto and that, accordingly, but subject however to the provisions of Clause 4(c), upon exercise of the Put Option by the Beneficiaries Agent in accordance with the terms herein, and provided that the Securities Purchase Agreement is duly executed by all the Mandatory Sellers on the Execution Date, the sale of the Sold Securities at the price and on the other terms and conditions set forth in the Securities Purchase Agreement (including for certainty Clause 7.4 thereof) shall be definitive, whether or not the Securities Purchase Agreement is executed on the Execution Date.

(c)	If the Put Option is exercised by the Beneficiaries Agent in accordance with the terms herein, the Promisor further acknowledges and agrees that if it fails (other than as expressly provided herein) to execute the Securities Purchase Agreement for any reason whatsoever on the Execution Date and at the location (or, via the electronic signature service provider, as applicable) indicated in the Put Option Exercise Notice, (i) the Beneficiaries Agent shall be entitled, at its sole discretion, to terminate the sale of the Sold Securities under the terms and conditions set forth herein by delivering to the Promisor a written notice to that effect but without any further formality nor any requirement to serve a prior notice (mise en demeure préalable) or (ii) each of the Beneficiaries Agent and CNES PARTICIPATIONS shall be entitled, to seek specific performance (in accordance with article 1221 of the French Civil Code) of the obligation of the Promisor to execute the Securities Purchase Agreement. It is further specified and agreed that, in case of termination of the sale of the Sold Securities pursuant to (i) above, such termination (x) will, automatically with immediate effect and without any further formality, release the Beneficiaries from any of their obligations and undertakings herein (including, for the avoidance of doubt, those set forth in Clause 7(b)) and (y) shall be without prejudice to any and all other rights and remedies available at Law to the Beneficiaries (including, notably, the right to claim for damages as a result therefrom).

5.	Consultation Process and Hamon Law Process

(a)	By countersigning this Put Option Agreement, each of the Beneficiaries undertakes, within the limits of its powers as direct or indirect shareholder, member of corporate bodies or corporate officer of the Group Companies, to:

(i)	instruct and cause the management of the relevant Group Companies to (x) convene a meeting of the CLS Social & Economic Committee as soon as reasonably practicable and, in any event, no later than five (5) Business Days after the Put Option Effective Date and (y) launch the Hamon Law Process as soon as reasonably practicable and, in any event, no later than five (5) Business Days after the Put Option Effective Date and (z) conduct diligently the CLS Consultation Process and the Hamon Law Process, in each case, with a view to obtaining the opinion of the CLS Social & Economic Committee and completing the Hamon Law Process as soon as reasonably practicable following the Put Option Effective Date;

(ii)	keep the Promisor regularly informed of the progress and outcome of the CLS Consultation Process and the Hamon Law Process;

(iii)	notify promptly in writing the Promisor and CNES PARTICIPATIONS upon becoming aware of the End of the CLS Consultation Process and of the End of the Hamon Law Process, and provide, if available, copies of (a) in respect of the CLS Consultation Process, duly signed minutes of the meeting (or an excerpt thereof) during which the opinion of the CLS Social & Economic Committee has been rendered and (b) in respect of the Hamon Law Process, the information letters sent to all of the employees of the Company along with evidence of acknowledgment of receipt and related signed waivers; and

(iv)	refrain from making any commitment or representation to the CLS Social & Economic Committee and/or the employees of the Company on behalf of the Purchaser or any of its Affiliates in connection with the Proposed Transaction, without the prior written consent of the Promisor.

(b)	By countersigning this Put Option Agreement, CNES PARTICIPATIONS, within the limits of its powers, undertakes to:

(i)	initiate the consultation of the CNES Central Social & Economic Committee as soon as reasonably practicable and no later than five (5) Business Days after the Put Option Effective Date and conduct diligently the CNES Consultation Process with a view to obtaining the opinion of the CNES Central Social & Economic Committee as soon as reasonably practicable following the Put Option Effective Date;

(ii)	keep the Promisor regularly informed of the progress and outcome of the CNES Consultation Process; and

(iii)	notify promptly in writing the Promisor and the Beneficiaries Agent upon becoming aware of the End of the CNES Consultation Process and provide, if available, copies of duly signed minutes of the meeting (or an excerpt thereof) during which the opinion of the CNES Central Social & Economic Committee has been rendered.

(c)	The Promisor hereby undertakes to, and shall cause its Affiliates to, cooperate, as may be required, with the Beneficiaries Agent, CNES PARTICIPATIONS and/or any Group Company with respect to the Consultation Process and the Hamon Law Process and, notably, in connection therewith:

(i)	provide any document and information in its possession relating to it and its Affiliates that may be reasonably necessary to ensure a proper information of the Social & Economic Committees (including, notably, information as to (v) any document setting forth the corporate structure chart of the Promisor including, to the extent available, information on the ultimate controlling shareholders it being acknowledged that at the date hereof, there is no such controlling shareholder, (w) its background and history, including past investments in the same industry, (x) the Promisor's strategic rationale for the Proposed Transaction and plans for the Group Companies, and the potential impacts of those plans on the Group Companies' employees, (y) the Promisor's financing structure and (z) any other information that is imposed by Law, reasonably requested by the expert that may be appointed by the Social & Economic Committees in the context of the Consultation Process, or is customarily provided in this type of information consultation process), it being specified that nothing in this clause shall oblige the Promisor to provide any document or information which may qualify as an inside information within the meaning of applicable laws, it being further specified that, in respect of any commercially sensitive or confidential information, the Promisor shall use reasonable effort to, provide it in a redacted or aggregated form, or through appropriate clean-team arrangements, to the extent necessary for the proper information of the Social & Economic Committees;

(ii)	upon the Beneficiaries Agent, CNES PARTICIPATIONS or the relevant Group Company’s request, attend (and have one or more of its or its Affiliates’ senior executives attending) any meetings with the Social & Economic Committees, as may be reasonably requested;

(iii)	not to do anything that is likely to prejudice or delay the issue of an opinion of the Social & Economic Committees in respect of the transactions contemplated herein and in the Securities Purchase Agreement; and

(iv)	more generally, provide all reasonable assistance and cooperation with a view to completing the Consultation Process and the Hamon Law Process in a timely manner.

6.	Representations, warranties, covenants and undertakings of the Promisor

(a)	The Promisor shall, at its own expense:

(i)	as soon as reasonably practicable, make all necessary pre-filings and filings (as applicable and to the extent legally permissible) with the relevant Governmental Authorities with a view to satisfying the Conditions Precedents as soon as possible after the date hereof;

(ii)	supply promptly any additional information and documentary material as may be requested in accordance with applicable Laws by the relevant Governmental Authority(ies); and

(iii)	give notice to the Beneficiaries Agent, Stéphanie Limouzin and CNES PARTICIPATIONS of the release by any competent Governmental Authority of publicly available information on notifications, submissions or filings made by the Promisor in respect of the aforementioned pre-filings and/or filings as soon as becoming aware of the same and no later than three (3) Business Days thereafter, so that the Group may comply with any applicable works council consultation-information obligations deriving therefrom;

(iv)	more generally, comply with the provisions of Clauses 6.2(a) and 6.3(b) of the Securities Purchase Agreement as if the same were stated in full herein and which shall apply mutatis mutandis.

(b)	The Promisor hereby agrees to be bound by, and to make in favor of the Beneficiaries, the covenants, representations and warranties set out in Clause 12 (Warranties and covenants of the Purchaser) of the Securities Purchase Agreement (including, notably, Clause 12.5 (Financing)) as if the same were stated in full herein and which shall apply mutatis mutandis.

(c)	The Promisor hereby irrevocably and unconditionally:

(i)	waives any right it may have under Article 1186 of the French Civil Code to claim that the Put Option Agreement has lapsed as a result of any other agreement concurring to the completion of the Proposed Transaction having terminated for any reason whatsoever;

(ii)	agrees to fully assume any risk (as referred to under Article 1195 of the French Civil Code) which may arise out of any change in the circumstances which was not foreseeable as at the date of this

Put Option Agreement and which renders the performance of its obligations herein excessively onerous for it;

(iii)	as a result of the provisions of paragraph (ii) above, waives any right it may have under the provisions of Article 1195 to claim (x) for any amendment or variation (including by a court of competent jurisdiction) to the terms of this Put Option Agreement (or any other agreement or document entered into (or to be entered into) in furtherance of or in connection with this Put Option Agreement) or (y) the termination (including by a court of competent jurisdiction) of this Put Option Agreement;

(iv)	waives any right it may have under the provisions of Article 1220 of the French Civil Code and in furtherance of the foregoing agrees not to withhold the performance of its obligations pursuant to this Put Option Agreement unless an actual and material breach of the terms herein by any of the Beneficiaries is ascertained and outstanding;

(v)	acknowledges and agrees that any of its obligations herein (including those to (or not to) do something) shall be capable of specific performance (exécution forcée) in the event of default and that, notwithstanding the provisions of Article 1221 of the French Civil Code, the Beneficiaries Agent and/or any other Beneficiaries may always elect to seek specific performance, even where such specific performance would entail a manifest disproportion (disproportion manifeste) between its costs for the Promisor and its advantage for the requesting Beneficiary(ies), provided further that damages may always be awarded to such requesting Beneficiary(ies) in addition to such specific performance;

(vi)	waives any right it may have under the provisions of Article 1223 of the French Civil Code to accept a partial performance of this Put Option Agreement and claim for a reduction of the Purchase Price as a result therefrom;

(vii)	agrees that, notwithstanding the provisions of Article 1224 of the French Civil Code, the termination (résolution) by it of this Put Option Agreement in case of serious breach of the terms herein by the Beneficiaries may not result from a notification made by it in relation thereto but may only result from an enforceable decision of a court of competent jurisdiction; and

(viii)	waives any right to terminate this Put Option Agreement at its own risk (à ses risques et périls) pursuant to Article 1226 of the French Civil Code.

7.	Covenants and undertakings of the Beneficiaries

(a)	By countersigning or, as the case may be, acceding to this Put Option Agreement, each Beneficiary, within the limits of its respective powers as direct or indirect shareholder, member of corporate bodies or corporate officer of the Group Companies, shall, as from the Put Option Effective Date (or, where relevant, the date of accession to this Put Option Agreement) comply, and to the extent set out in each respective clause, cause the Company to comply, with the provisions of Clauses 6.2(c), 9.1 (Conduct of business up to Completion), 9.3 (Access and information) and 9.4 (Financing cooperation) of the Securities Purchase Agreement, as if the same were stated in full herein and which shall apply mutatis mutandis.

(b)	As from the Put Option Effective Date and until the first to occur of (x) the Execution Date (irrespective of whether the Promisor executes the Securities Purchase Agreement in accordance with Clause 4) and (y) the expiry of a [redacted – commercially sensitive information] period following the Put Option Effective Date, and save as permitted pursuant to the Securities Purchase Agreement, the Beneficiaries (on their behalf and on behalf of their respective Affiliates) shall not directly or indirectly through their and their respective Affiliates' representatives, directors, managers, employees or advisers (when acting at their direction or instruction) and save as permitted in accordance with the Securities Purchase Agreement:

(i)	solicit, pursue, enter into or participate in any discussions or negotiations with any third party in respect of the sale of all or part of the Company Securities or of any material assets of the Group or any other transaction having the same purpose or the same economic effect as, the Proposed Transaction (a Prohibited Transaction);

(ii)	provide or consent to provide any information in respect of the Group to any third party in connection with a Prohibited Transaction; or

(iii)	make any offer or undertaking, or enter into any agreement with any third party in connection with a Prohibited Transaction,

it being specified, for the sake of clarity, that the Promisor, its Affiliates and their representatives, directors, managers, employees or advisers shall not be considered as third parties for the purposes of Clause 7(b)(ii).

(c)	Each Beneficiary, in respect of itself only and not in respect of the other Beneficiaries, hereby gives to the Promisor the representations and warranties set out in Clause 11.1(a) (Organisation, authorisation and validity), 11.1(b) (No insolvency) and 11.1(d) (No conflict or breach) of the Securities Purchase Agreement as if the same were stated in full herein and which shall apply mutatis mutandis.

8.	No other binding obligations of the Beneficiaries

The Promisor hereby acknowledges and agrees that:

(a)	the Beneficiaries Agent and any other Beneficiaries have entered into (or, where relevant, acceded to) this Put Option Agreement exclusively in order to:

(i)	accept the benefit of the Put Option, solely as an option, and of any other representations, warranties, covenants and undertakings of the Promisor herein; and

(ii)	agree with their respective covenants and undertakings as specifically set out in Clauses 5(a) and 7 herein;

(b)	nothing herein shall entail, in any manner whatsoever, an undertaking of the Beneficiaries Agent and the other Beneficiaries or any of their Affiliates to exercise the Put Option and/or (subject however to the exercise of the Put Option and the terms herein) to sell to the Promisor (or any of its Affiliates) all or part of their Company Securities.

9.	Accession to the Put Option Agreement by other Beneficiaries

(a)	The Promisor hereby acknowledges and agrees that any other holder of Company Securities that executes and delivers to the Beneficiaries Agent an Accession Agreement shall become a Beneficiary for all purposes of this Put Option Agreement and shall benefit from all rights, and be bound by all obligations, of a Beneficiary herein as from the date of such Accession Agreement.

(b)	Any Accession Agreement shall be countersigned by the Promisor and the Beneficiaries Agent upon receipt, it being further specified and agreed that (i) the Promisor and the Beneficiaries Agent hereby undertake to countersign any such Accession Agreement promptly upon receipt and (ii) in any event, the validity and enforceability of any such Accession Agreement shall not be subject to the countersignature (nor the delivery of a countersigned Accession Agreement) by the Promisor and the Beneficiaries Agent.

(c)	Each Beneficiary shall use its reasonable efforts to cause all the Other Sellers to execute and deliver their respective Accession Agreements at the latest on the Execution Date and the Beneficiaries Agent shall keep the Promisor regularly informed of the Accession Agreements that have been received at any time.

10.	Beneficiaries Agent

(a)	Each of the Beneficiaries hereby irrevocably makes, constitutes and appoints the Beneficiaries Agent as its agent, representative and attorney-in-fact under this Put Option Agreement, which accepts this appointment as agent, representative and attorney-in fact, to (on its behalf and in its name):

(i)	give and receive all notices and other documents under this Put Option Agreement;

(ii)	exercise the Put Option on its behalf and on behalf of the other Beneficiaries and prepare, issue and deliver the Put Option Exercise Notice in connection therewith;

(iii)	prepare, issue and deliver any notices, certifications, consents, approvals or waivers required or appropriate under this Put Option Agreement (as determined in the judgment of the Beneficiaries Agent);

(iv)	consent or agree to amend, modify or supplement any provision of the Securities Purchase Agreement (a) for the purposes of finalizing the execution version following the exercise of the Put Option or otherwise (b) where such amendment, modification or supplement is of a technical nature, provided that, in each case (a) and (b) above, such amendment, modification or supplement does not disproportionately increase the obligations of a Seller thereunder, or reduce the rights, of a given Seller as compared to the rights and obligations of the other Sellers thereunder (a Non-Material SPA Amendment);

(v)	subject to the approval of CNES PARTICIPATIONS, consent or agree to amend, modify or waive any provision of this Put Option Agreement or any other agreement referred to herein or contemplated hereby and entered or to be entered into by it (other than any Non-Material SPA Amendment, which shall not be subject to the provisions of this Clause 10(a)(v)) (provided that any such amendment, modification or waiver does not disproportionately increase the obligations, or reduce the rights, of a given Beneficiary (other than CNES PARTICIPATIONS) as compared to the rights and obligations of the other Beneficiaries (other than CNES PARTICIPATIONS));

(vi)	subject to the approval of CNES PARTICIPATIONS, prosecute, or consent or agree to, negotiate, enter into settlements and compromises of and agree to arbitration and comply with orders and awards of arbitrators with respect to any claims initiated against the Promisor for failure to comply with its obligations under this Put Option Agreement (notably failure to execute the Securities Purchase Agreement), it being specified and agreed, for the avoidance of doubt, that:

(A)	the powers of the Beneficiaries Agent shall be limited to those expressly listed above; and

(B)	this Clause 10 does not aim at granting to the Beneficiaries Agent any representation powers in relation to the Securities Purchase Agreement (or, more generally, any agreement and/or matter other than this Put Option Agreement).

(b)	Provided always that the Beneficiaries Agent acted in compliance with, and within the limits of, the powers granted to it pursuant to this Clause

10, each of the Beneficiaries, hereby ratifies and confirms all that the Beneficiaries Agent shall lawfully do or cause to be done by virtue of this power of attorney and the authority and powers herein granted to it and shall have no right to object, dissent, protest or otherwise contest thereto.

(c)	To the fullest extent permitted by applicable laws, and notably by way of exception to article 2003 of the French Civil Code such appointment shall not be affected by the death, incapacity or dissolution of any of the Beneficiaries, and shall inure to and be binding upon the heirs, successors and representatives of each Beneficiary.

(d)	Each of the Beneficiaries:

(i)	acknowledges that the Beneficiaries Agent may be acting as representative of other parties and/or on its own account as a party for the actions described herein and in the Securities Purchase Agreement and authorises the Beneficiaries Agent to act on its/his/her behalf, on its own behalf and on behalf of all other Beneficiaries in accordance with, and for the purposes of, Article 1161 of the French Civil Code;

(ii)	represents and warrants that this appointment is valid and binding upon it and enforceable against it; and

(iii)	acknowledges and agrees that the agency relationship between the Beneficiaries and the Beneficiaries Agent is a mutual interest agency (mandat d’intérêt commun), which is governed by the provisions set forth herein and deviates from the provisions of Article 2004 of the French Civil Code. The mutual interest agency relationship established pursuant to this Clause 10 shall terminate immediately after execution of the Securities Purchase Agreement by all Parties.

(e)	The Beneficiaries Agent shall receive no compensation for its duties.

(f)	The Beneficiaries Agent shall have no duties or responsibilities to any of the Beneficiaries other than those expressly set forth herein. The Beneficiaries Agent may perform any of its duties or responsibilities by or through agents or attorneys-in-fact and shall be entitled to advice or counsel concerning all matters pertaining to such duties. The duties of the Beneficiaries Agent under this Put Option Agreement shall be mechanical and administrative in nature, and the Beneficiaries Agent shall not have by reason of this Put Option Agreement a fiduciary or trust relationship with any of the Beneficiaries. Neither the Beneficiaries Agent nor any of its partner, managers, employees, officers, directors, agents, representatives or Affiliates shall have any liability to any of the Beneficiaries in connection with any action or omission under this Put Option Agreement (including, notably, the decision to (or not to) exercise the Put Option).

(g)	It is expressly agreed that the Beneficiaries Agent shall (i) without delay, provide CNES PARTICIPATIONS, with any information or document addressed to the Beneficiaries Agent in its capacity as such under this Put Option Agreement which has not already been addressed to CNES PARTICIPATIONS under this Put Option Agreement and (ii) inform CNES PARTICIPATIONS prior to taking any action which it is entitled to take alone pursuant to this Put Option Agreement.

(h)	The Promisor shall, without independent investigation, be entitled to rely upon all notices and instructions provided to it by the Beneficiary Agent and all actions and decisions taken by the Beneficiary Agent acting within the apparent scope of its authority and no Party hereto have any cause of action against Promisor for any action taken by it in reliance upon the notices, instructions, actions and decisions of the Beneficiary Agent.

11.	Duration – Termination

(a)	This Put Option Agreement shall enter into force and be effective as from the date hereof and shall automatically, with immediate effect and with no particular formalities, terminate:

(i)	if the Put Option Exercise Notice has been delivered by the Beneficiaries Agent to the Promisor in accordance with the terms herein, on the first to occur of (x) the Completion Date and (y) the date on which the Securities Purchase Agreement is entered into by all parties thereto; or

(ii)	if no Put Option Exercise Notice has been delivered to the Promisor in accordance with the terms herein, on the Expiry Time (unless extended in writing by the Promisor and the Beneficiaries Agent in accordance with Clause 2(c)) or if any of the Mandatory Sellers fails to execute and deliver the Securities Purchase Agreement on the Execution Date (otherwise than as a result of the Promisor's own default).

(b)	This Put Option Agreement may also be terminated by:

(i)	the Beneficiaries Agent, pursuant to the provisions of Clause 4(c); or

(ii)	by mutual written agreement between the Promisor, CNES PARTICIPATIONS and the Beneficiaries Agent.

(c)	Upon termination of this Put Option Agreement, the Beneficiaries and the Promisor shall be released from, and cease to be bound by, their respective obligations and undertakings set forth herein, it being however specified and agreed that (x) the termination of the Put Option Agreement shall not relieve any party hereto from any liability for any breach of its obligations herein and (y) Clauses 7(b), 12, 13, 14 and 15 shall survive termination of this Put Option Agreement.

12.	Costs

Whether or not the transactions contemplated in this Put Option Agreement are completed, and save as otherwise provided for in the Securities Purchase Agreement, each of the parties hereto shall bear its own expenses of whatever nature (including fees and expenses of their own advisers) incurred in connection with the negotiation, preparation, signing and performance of this Put Option Agreement and of the Securities Purchase Agreement.

13.	Liability of each Beneficiary

Unless otherwise expressly provided for herein, the liability of each Beneficiary under this Put Option Agreement shall be several and not joint nor joint and several (conjointe et non solidaire).

14.	Announcements - Confidentiality

(a)	Until the expiry of a period of two (2) years as from the Put Option Effective Date, no party hereto shall disclose the existence of this Put Option Agreement nor its terms nor any other agreement referred to in the Put Option Agreement (except as required for the purpose of satisfying the Conditions Precedent) without the prior written consent of CNES PARTICIPATIONS and the Beneficiaries Agent, in case of the Promisor, or the Promisor, CNES PARTICIPATIONS and the Beneficiaries Agent, in case of any other Party, unless such disclosure is:

(i)	to its professional advisers who are subject to professional confidentiality rules;

(ii)	by the Promisor on a strictly confidential basis in connection with the Promisor’s financing activities (including, without limitation, to any potential banks and/or other financial institutions and their respective professional advisors, auditors, rating agencies and regulators, including, without limitation, for the purposes of any syndication of such financing) subject to the existence of appropriate and customary confidentiality commitments undertaken by any such addressees;

(iii)	by either party hereto to its Affiliates;

(iv)	by the Beneficiaries Agent or Stéphanie Limouzin to any holder of Company Securities that may wish to become a Beneficiary hereunder after the date hereof by executing and delivering an Accession Agreement;

(v)	by a Beneficiary (which is not an individual) to any investors in any investment funds managed by it or its Affiliates, subject to imposing an obligation on such recipient to keep such information confidential;

(vi)	by a Beneficiary for the purposes of the Consultation Process or the Hamon Law Process;

(vii)	necessary for either party hereto to enforce its rights under this Put Option Agreement; or

(viii)	required by Law provided that such disclosure shall then only be made by that party:

(A)	after it has taken all such steps as may be reasonable in the circumstances to agree the contents of such disclosure with the Beneficiaries Agent, in case of the Promisor, or the Promisor and the Beneficiaries Agent, in case of any other Party, before making such disclosure and provided that any such disclosure shall be made only after notice sent reasonably in advance to the other parties hereto; and

(B)	to the Person or Persons and in the manner required by Law or as otherwise agreed between the Beneficiaries Agent and the Promisor.

(b)	Without limiting the generality of the foregoing, (i) the Beneficiaries acknowledge and agree that the Promisor is a listed company on the Toronto Stock Exchange and on the New York Stock Exchange and, as such, the Promisor declares it is required to file, in accordance with applicable Canadian securities laws, United States federal securities laws and SEC regulations, this Agreement, together with a material change report related thereto, under its profile on SEDAR+ and EDGAR, provided, however, the Promisor will use best efforts to redact to the maximum extent permitted any commercially or competitively sensitive information, the allocation of the Purchase Price among the Sellers, the identity of the Sellers (other than the Mandatory Sellers) and any other sensitive information from any disclosure of this Agreement made pursuant to this Clause as permitted by National Instrument 51-102 - Continuous Disclosure Obligation of the Canadian provincial securities regulators and the Securities Exchange Act of 1934 and prior to any such filing, it shall provide a draft of the filing version to the Mandatory Sellers and Stéphanie Limouzin reasonably in advance and shall take into account any reasonable comments thereon in respect of such redactions to the extent permitted by law.

(c)	For the avoidance of doubt, nothing herein shall be deemed to prohibit or restrict the Beneficiaries from disclosing information to (i) any member of the Group (including their respective directors, officers and employees) and (ii) the lending banks of the Group and the parties to the Financing Arrangements.

(d)	The Parties will agree to the terms of a press release which shall be issued on the close of market, Toronto time, on the date that this Put Option agreement is countersigned by the last of Beneficiaries Agent and CNES PARTICIPATIONS, or, at the Promisor’s option, before the open of market, Toronto time, on the next Business Day. Thereafter, the Parties may make further public disclosure which is materially consistent with such press release without seeking the consent of the other Party

15.	Governing law – Jurisdiction

(a)	This Put Option Agreement shall be governed by and construed in accordance with the laws of France, without regards to the principles of conflict of laws.

(b)	Any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Put Option Agreement (or any matters contemplated under this Put Option Agreement) or its formation or its validity or its interpretation or its performance shall be submitted to the exclusive jurisdiction of the Economic Activities Court of Paris (Tribunal des activités économiques de Paris).

16.	Electronic signature

(a)	The parties hereto hereby agree that, as a matter of evidence agreement (convention de preuve), this Put Option Agreement is signed electronically in accordance with the European and French regulations in force, in particular Regulation (EU) No. 910/2014 of the European Parliament and of the Council dated 23 July 2014 and articles 1367 et seq. of the French Code civil. For this purpose, the parties hereto agree to use the online platform DocuSign (www.docusign.com). Each of the parties hereto decides (i) that the electronic signature which it attaches to this document has the same legal value as its handwritten signature and (ii) that the technical means implemented in the context of this signature confer a definite date (date certaine) to this document.

(b)	Each of the parties hereto acknowledges and accepts that the signature process used by the parties hereto to electronically sign this document enables each of them to have a copy of this document on a durable medium or to have access to it, in accordance with article 1375 paragraph 4 of the French Code civil.

[signature pages follow]

This Put Option Agreement is firm, binding, irrevocable and open for acceptance until the fifth (5th) Business Day following the date hereof (the Acceptance Period). During the Acceptance Period, the Put Option Agreement may not be revoked, withdrawn, amended or varied by the Purchaser. Absent acceptance by countersignature of this Put Option Agreement by the Beneficiaries Agent and CNES PARTICIPATIONS at the latest on expiry of the Acceptance Period, the Put Option Agreement shall automatically terminate.

The Beneficiaries Agent, CNES PARTICIPATIONS, Ms. Stéphanie Limouzin and Mr. Christophe Vassal may each accept this Put Option Agreement by countersigning it in the signature block below.

“Michael Greenley”

For and on behalf of MDA Space Ltd.

Name: Mr. Michael Greenley

Title: Chief Executive Officer

Accepted and agreed by:

“Xavier Le Clef”

For and on behalf of C3 FINCO S.à r.l.

Name: Mr. Xavier Le Clef

Title: Duly authorized

“Stéphanie Mouton”

For and on behalf of CNES PARTICIPATIONS

Name: Ms. Stéphanie Mouton

Title: Directeur Général

“Stéphanie Limouzin”

Ms. Stéphanie Limouzin

“Christophe Vassal”

Mr. Christophe Vassal

Schedule 1
Securities Purchase Agreement

[●] 2026

C3 FINCO S.à r.l.

CNES PARTICIPATIONS SAS

Stéphanie Limouzin

Christophe Vassal

The other Sellers identified herein

MDA SPACE LTD.

Securities purchase agreement

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CONTENT

CLAUSE	PAGE

1.	DEFINITIONS – INTERPRETATION	6
2.	SALE AND PURCHASE	25
3.	PURCHASE PRICE AND COMPLETION PAYMENTS	26
4.	REPAYMENT OF THE GROUP INDEBTEDNESS	28
5.	PRE-COMPLETION STATEMENT	29
6.	CONDITIONS PRECEDENT	31
7.	COMPLETION	35
8.	RESTRICTED PAYMENTS	40
9.	PRE-COMPLETION UNDERTAKINGS	43
10.	POST-COMPLETION UNDERTAKINGS	55
11.	WARRANTIES OF THE SELLERS	57
12.	WARRANTIES AND COVENANTS OF THE PURCHASER	60
13.	REPAYMENT	64
14.	FORMER DIRECTORS	69
15.	NO RECOURSE AGAINST THIRD PARTIES	69
16.	TERMINATION	70
17.	ASSIGNMENT	71
18.	SELLERS AGENT	72
19.	OTHER SELLERS AGENT	74
20.	SPECIFIC PERFORMANCE	77
21.	HARDSHIP	77
22.	COSTS	78
23.	REGISTRATION	78
24.	NOTICES	78
25.	FURTHER ASSURANCES	79
26.	WAIVER	80
27.	INVALIDITY	80
28.	LIABILITY OF EACH SIGNATORY	80
29.	AMENDMENTS	80
30.	COUNSELS	81
31.	COOPERATION	81
32.	ANNOUNCEMENTS – CONFIDENTIALITY	81

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33.	ENTIRE AGREEMENT	82
34.	GOVERNING LAW – JURISDICTION	82
35.	ELECTRONIC SIGNATURE	83

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SECURITIES PURCHASE AGREEMENT

BETWEEN

(1)	C3 FINCO S.à r.l., a Luxembourg société à responsabilité limitée having its registered office located 11, rue Nicolas Adames, L-1114 Luxembourg and registered with the Luxembourg trade and companies registry under number B245656, duly represented for the purposes hereof;

(C3 Finco),

(2)	CNES PARTICIPATIONS, a French société par actions simplifiée having its registered office located 2, place Maurice Quentin, 75001 Paris, France and registered with the Paris trade and companies registry under number 417 899 614, duly represented for the purposes hereof;

(CNES PARTICIPATIONS),

(3)	Ms. Stéphanie Limouzin, [redacted - personal information];

(Stéphanie Limouzin),

(4)	Mr. Christophe Vassal, [redacted - personal information];

(Christophe Vassal),

(5)	The persons listed in Schedule (5), each duly represented for the purposes hereof (the Other Sellers);

the above parties (1) to (5) being hereinafter referred to individually as a Seller and collectively as the Sellers, acting neither jointly nor jointly and severally (conjointement, mais non solidairement),

ON THE ONE HAND

(6)	MDA Space Ltd, a corporation existing under the laws of the Province of Ontario, Canada having its registered office 7500 Financial Drive, Brampton, Ontario, Canada, L6Y 6K7 and listed on the Toronto Stock Exchange under the symbol “MDA”, duly represented for the purposes hereof, it being specified that the Purchaser may, prior to Completion, substitute a wholly-owned subsidiary as Substituted Entity in accordance with Clause 17.2;

(the Purchaser),

ON THE OTHER HAND

the above parties (1) to (6) being hereinafter referred to individually as a Party and collectively as the Parties,

IN THE PRESENCE OF:

(7)	C3 Holding, a French société par actions simplifiée having its registered office located 11, rue Hermès, 31520 Ramonville-Saint-Agne and registered with the

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Toulouse trade and companies registry under number 880 661 582, duly represented for the purposes hereof;

(the Company),

the Parties and the Company being hereinafter referred to individually as a Signatory and collectively as the Signatories.

WHEREAS

(A)	The Company is the parent company of the Group and holds on the date hereof, and will hold immediately prior to Completion, one hundred percent (100%) of the securities and voting rights in CLS. CLS holds on the date hereof and will hold, immediately prior to Completion, the securities and voting rights set out against their name in the Entities listed in Schedule (A) (along with entities which may be Controlled from time to time by the Company, the Subsidiaries).

(B)	The securities issued by the Company comprise:

(i)	three hundred one million nine hundred seventy-one thousand five hundred eighty-three (301,971,583) ordinary shares (the Ordinary Shares); and

(ii)	ten thousand (10,000) preferred shares (the R Shares);

it being specified that the securities listed under paragraphs (i) to (ii) represent one hundred percent (100%) of the securities and voting rights in the Company, both on a non-diluted and on a fully diluted basis and are hereinafter collectively referred to as the Company Securities. On the date hereof, the Company Securities are held by the persons listed in Schedule (B) in the proportions set forth therein.

(C)	On [●] (the Put Option Date), the Purchaser delivered to the Sellers (other than the Other Sellers) a binding, irrevocable and fully financed offer to acquire the Sold Securities, on the terms and subject to the conditions set forth therein and in this Agreement, which offer was countersigned by the Sellers (other than the Other Sellers) on such date solely as a put option (the Put Option Agreement). [All the Other Sellers subsequently acceded to the Put Option Agreement].[1]

(D)	The relevant works councils of the Group and the central work council of CNES have been duly informed, and when required, consulted in connection with the transactions contemplated under this Agreement and the Put Option Agreement and all employees of the Company have waived in writing their right to make an offer for the acquisition of the Company Securities pursuant to articles L.23-10-1 et seq. of the French Commercial Code.

[1]	Note to draft: if some of the Other Sellers have not acceded to the Put Option Agreement prior to signing, the Parties will include a best-efforts undertaking of the Sellers to procure adherence of such Other Sellers to the SPA until Closing, as set out in Clause 7.8.

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(E)	Each Seller has agreed to sell to the Purchaser the Sold Securities it holds and the Purchaser has agreed to purchase all of the Sold Securities under the terms, and subject to the conditions, provided for in this Agreement.

1.	DEFINITIONS – INTERPRETATION

1.1	Capitalized terms used and not otherwise defined in this Agreement shall have the meaning ascribed to them in this Clause 1.1:

Accounts	shall mean the audited consolidated balance sheet and consolidated profit and loss account of the Company as, at and for the 12-month financial period ended on, the Locked Box Date, including all notes annexed to them, and the audited (or, to the extent such audit is not required by law to be conducted by an independent auditor, the unaudited) financial statements (including the balance sheet, profit and loss account and the notes thereto) of each Group Company as at and for the 12-month financial period ended on the Locked Box Date.
Additional Amount	shall have the meaning ascribed to it in Clause 3.1(a)(ii);
Affiliate

shall mean any Entity that directly or indirectly, controls, is controlled by or is under common control with a Party, it being specified that for such purposes, the term control (including the terms controlled by and under common control of) shall mean control as defined by article L. 233-3 I, 1° and 2° of the French Commercial Code, it being understood that for the purposes of this definition:

(i)          an investment fund shall be deemed to be an Affiliate of its general partner;

(ii)         no investment fund shall be deemed to be an Affiliate of any of its limited partners;

(iii)        none of the Group Companies shall be deemed to be an Affiliate of any Seller and none of the Sellers or their Affiliates shall be an Affiliate of any Group Company;

(iv)        in respect of a Person which is an individual, any spouse, civil partner and/or direct descendants and/or ascendants by blood or adoption of any such individual shall be deemed to be an Affiliate of such individual;

(v)         with respect to C3 Finco, the term “Affiliates” shall not include portfolio companies of

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Compagnie Nationale à Portefeuille SA (or any affiliates thereof); and

  (vi)        with respect to CNES PARTICIPATIONS, the term “Affiliates” shall not include (x) subsidiaries or undertakings of Centre National d’Études Spatiales, établissement public à caractère industriel et commercial, or (y) the French State and any state-owned entity holding, directly or indirectly, an equity stake in CNES PARTICIPATIONS.

Agreement	shall mean this securities purchase agreement (including, for the avoidance of doubt, its Schedules);

Antitrust Clearance

shall mean, for a given jurisdiction, the fact that, in accordance with the Merger Control Regulations, any Governmental Authority having jurisdiction thereon:

(i)          authorises the concentration resulting from the transactions contemplated in this Agreement; or

(ii)         does not prevent such concentration within the applicable waiting period which is deemed to be an official waiver from such Governmental Authority under the applicable Merger Control Regulations; or

(iii)       decides that such concentration falls outside the scope of the Merger Control Regulations;

Authorised Indebtedness

shall mean:

(i)          indebtedness for borrowed money in an aggregate amount not to exceed the maximum aggregate amount permitted to be borrowed by the Group Companies under the Existing Facilities Agreements as in force at the Put Option Date; and

(ii)         indebtedness for borrowed money by a Group Company from another Group Company in the ordinary course of business;

Business Day	shall mean a day, other than a Saturday or a Sunday, on which banks are open for ordinary business in Belgium, Luxembourg, France and Ontario, Canada;

C3 Finco	shall have the meaning ascribed to it in the list of signatories to the Agreement;

C3 Holding Bank Account	shall have the meaning ascribed to it in Clause 5.1(p);

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C3 Holding Bis	shall have the meaning ascribed to it in paragraph (vi) of the definition of “Permitted Payments”;

Christophe Vassal	shall have the meaning ascribed to it in the list of signatories to the Agreement;

CLS	shall mean Collecte Localisation Satellites, a French société par actions simplifiée having its registered office located 11, rue Hermès, 31520 Ramonville-Saint-Agne, France and registered with the Toulouse trade and companies registry under number 338 034 390;

CNES PARTICIPATIONS	shall have the meaning ascribed to it in the list of signatories to the Agreement;

CNES Agreements	means any agreement entered into in the ordinary course of business and on arm’s length terms, between any Group Company, on the one hand, and CNES PARTICIPATIONS (and/or its Affiliates), on the other hand;

CNES Permitted Payments	shall mean any payment, transfer of any assets or provision of any services carried out by any Group Company to the benefit of CNES PARTICIPATIONS (and/or its Affiliates), pursuant to and required by, and in accordance with, the terms of any CNES Agreements;

Company	shall have the meaning ascribed to it in the list of signatories to the Agreement;

Company Securities	shall have the meaning ascribed to it in Recital (B);

Completion	shall mean the completion of the transfer of ownership of the Sold Securities by the Sellers to the Purchaser in accordance with this Agreement;

Completion Date	shall have the meaning ascribed to it in Clause 7.1;

Completion Payments	shall mean the payments referred to in Clause 3.2;

Conditions	shall have the meaning ascribed to it in Clause 6.3(b)(iii);

Conditions Precedent / Clearances	shall mean the obtainment of the Foreign Direct Investment Clearance in France, the United Kingdom of England and Wales, Italy, Spain, Australia and the United States of America;

Data Room	means the information relating to the Group made available on or before 30 June 2026, in the context of the transactions contemplated herein, contained in the

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virtual data room made available to the Purchaser and its advisors and located on a server hosted by Datasite;

Defaulting Seller	shall have the meaning ascribed to it in Clause 7.4;

Disclosed Information	shall mean the documents, material, memoranda and information (including the information memorandum prepared by Rothschild & Co dated April 2026, the VDD Reports and the questions addressed by the Purchaser or on its behalf and answers given to such questions) relating to the Group and disclosed or made available for inspection to the Purchaser and its advisers by (or on behalf of) the Sellers and/or the Group Companies, including via the Data Room;

DPA	shall mean the Foreign Investment Risk Review Modernization Act of 2018 and the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Parts 800 and 802; and Section 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. §4501 et seq.), as amended.

Encumbrance	shall mean any pledge of real or personal property (nantissement ou gage), mortgage (hypothèque), lien (privilège) (statutory or otherwise), retention right (droit de rétention), conditional sale or other title retention arrangements, charge, pre-emptive right, split ownership right (démembrement), easement or right of way (servitude) or other security interest (sûreté), encumbrance or right restricting the full enjoyment, full ownership or transferability of the relevant asset, except for those arising from the articles of association of the Company (as amended from time to time before the date of the Put Option Agreement);

Entity	shall mean any company, partnership (limited or general), joint venture, trust, association, economic interest group (groupement d’intérêt économique), de facto company or other organisation, enterprise or entity, whether having a distinct legal personality (personnalité morale) or not;

Existing Facilities Agreements	shall mean the credit agreement (contrat de crédits) dated 30 January 2020 entered into between, amongst others, the Company as initial borrower and initial guarantor (Emprunteur Initial et Caution Initiale), Crédit Agricole Corporate and Investment Bank as agent and security agent (Agent et Agent des Sûretés), the mandated lead arrangers (Arrangeurs Mandatés) named

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therein and the financial institutions named therein as initial lenders (Prêteurs Initiaux), as amended from time to time;

Existing Pledges	means the pledges granted in order to secure the Company or CLS’ obligations under the Existing Facilities Agreements as listed in Schedule 4.5;

Extended Long Stop Date	shall mean [redacted – commercially sensitive information];

Fairly Disclosed	means that the relevant information was disclosed in the Disclosed Information in a manner reasonably apparent and in such detail to enable a reasonable purchaser and its advisors to reasonably appreciate the relevance and significance of the matter;

Financing	shall have the meaning ascribed to it in Clause 9.4(a);

Financing Parties	means any provider (including each agent, arranger or financial institution but, for the avoidance of doubt, excluding the Purchaser and any of its Affiliates) that commits to provide the Purchaser or its Affiliates, Financing pursuant to any binding agreement;

Financing Materials	shall have the meaning ascribed to it in Clause 9.4(a)(ii);

French FDI Clearance	shall mean the Foreign Direct Investment Clearance in France;

Foreign Direct Investment Clearance

shall mean, for a given jurisdiction, the fact that, in accordance with the applicable Foreign Direct Investment Regulations, any Governmental Authority having jurisdiction thereon:

(i)          authorises the investment contemplated in this Agreement; or

(ii)         does not prevent the investment contemplated by this Agreement within the applicable waiting period which is deemed to be an official waiver from such Governmental Authority under the applicable Foreign Direct Investment Regulations; or

(iii)        decides that the investment contemplated by this Agreement falls outside the scope of the Foreign Direct Investment Regulations,

it being specified that, except as expressly provided by Clause 6.3, the Foreign Direct Investment Clearance shall be deemed obtained even if subject to the implementation of commitments or conditions;

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Foreign Direct Investment Regulations

shall mean, for a given jurisdiction, any applicable foreign investment control Laws of such jurisdiction pursuant to which the relevant Governmental Authority will be required to control the investment resulting from the transactions contemplated hereby, including:

(i)     Australia: a Foreign Direct Investment Clearance shall be deemed obtained if, in so far as the transactions contemplated under this Agreement require a notification to be made to the Treasurer of the Commonwealth of Australia pursuant to the Foreign Acquisitions and Takeovers Act 1975 (Cth) and its subordinate legislation, the Treasurer of the Commonwealth of Australia having either (i) provided written notice that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Cth) to the transactions contemplated, with the notice of no objection being either unconditional or on conditions or (ii) become precluded from exercising any power to make an order under Division 2 of Part 3 of the Foreign Acquisitions and Takeovers Act 1975 (Cth) in relation to the transactions contemplated;

(ii)    France: a Foreign Direct Investment Clearance shall be deemed obtained in France when the French Ministry of Economy and Finance approves the consummation of the transactions contemplated under this Agreement pursuant to Articles L. 151-3 and seq. and R. 151-1 and seq. of the French Monetary and Financial Code (including, as the case may be, with conditions or undertakings) or providing a written statement that no such approval is required for the consummation of the transactions contemplated under this Agreement;

(iii)   Italy: a Foreign Direct Investment Clearance shall be deemed obtained in Italy when the Italian Golden Power Authority has:

a.     issued a decision stating that the transactions contemplated by this Agreement does not fall    within the scope of application of the Italian Golden Power Regulations or does not require    the exercise of its powers under the Italian Golden Power Regulations; or

b.     issued no decision with respect to the transactions contemplated by this Agreement within    the applicable timeframe

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         set out by the Italian Golden Power Regulations.

(iv)  Spain; a Foreign Direct Investment Clearance shall be deemed obtained in the Spain when the relevant Party receives a clearance pursuant to the Spanish foreign direct investment regime under Article 7.bis of Spanish Act 19/2003 of 4 July on the legal regime of capital flows and economical transactions with foreign countries (Act 19/2003), and Royal Decree 571/2023 of 4 July on foreign investments (RD 571/2023), all of them as amended, supplemented or replaced from time to time (collectively, the Spanish FDI Regime), and in particular (i) an official response in writing from the Spanish Foreign Investment Authority to a formal consultation on whether the transactions contemplated under this Agreement should be subject to prior approval under the Spanish FDI Regime, ruling out the need for formal approval; or (ii) a decision to close the file by the Spanish Foreign Investment Authority on the grounds that the transactions contemplated under this Agreement does not fall within the scope of the Spanish FDI Regime; or (iii) an express approval by the Spanish Foreign Investment Authority in relation to the transactions contemplated under this Agreement under the Spanish FDI Regime;

(v)   United States: a Foreign Direct Investment Clearance shall be deemed obtained in the United States (a CFIUS Approval) when the Purchaser and the Company (a) shall have received written notice from the Committee on Foreign Investment in the United States (CFIUS) that (i) it has concluded its review, or, if applicable, investigation, of the transactions contemplated by this Agreement and has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement and that action under the Defense Protection act (Act) is concluded, or (ii) CFIUS has concluded that the transactions contemplated by this Agreement are not a “covered transaction” and not subject to review under the DPA, or (b) CFIUS has sent a report to the President of the United States (the President) requesting the President’s decision on the transactions contemplated by this Agreement and the President has announced a decision not to take any action to

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suspend, prohibit or place any limitations on the transactions contemplated by this Agreement;

(vi)  United Kingdom: a Foreign Direct Investment Clearance shall be deemed obtained in the United Kingdom when, following notification of the transactions contemplated under this Agreement to the Secretary of State in the United Kingdom by way of notification to the Investment Security Unit in the Cabinet Office in accordance with the requirements of the National Security and Investment Act 2021 (NSI Act), either:

a.     the Secretary of State has notified or is deemed of have notified the Purchaser in accordance with section 14(8)(b)(ii) of the NSI Act to the effect that no further action will be taken in relation to the transactions contemplated under this Agreement and that they are therefore cleared and will not receive a call-in notice; or

b.     in the event that the Secretary of State gives a call-in notice under section 14(8)(b)(i) of the NSI Act in relation to any of the transactions contemplated under the agreement, or any part of them, the Secretary of State has either:

   i.   given final notification to the Purchaser under section 26 of the NSI Act that no further action will be taken in relation to the transactions contemplated under the Agreement, or any part of them, and they are therefore cleared unconditionally; or

    ii.  made a final order under section 26 of the NSI Act that the transactions  contemplated   under the Agreement or any part of them can only proceed subject to certain   provisions.

Governance Side Letter	shall mean the side letter entered into on the Put Option Date containing the Governance Terms;
Governmental Authorities	shall mean any international, European, national, state, provincial, regional, departmental, municipal or local body with executive, legislative, judicial, regulatory, or administrative authority including any ministry, department, agency, office, organisation or other subdivision thereof and any Person having received

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delegated authority from any of the above, as well as any judicial court or tribunal of competent jurisdiction and, with respect to the Purchaser, any relevant stock exchange having jurisdiction over a party hereto;
Group	shall mean the Company and its Subsidiaries;
Group Companies	shall mean the Company and its Subsidiaries, and Group Company shall mean any of them;
Group Indebtedness	shall mean all outstanding and unpaid amounts (in principal, interest, penalties or otherwise) due, as at the Completion Date, by the Group under the Existing Facilities Agreements, in accordance with their respective provisions;
Insolvency Proceedings	shall mean any proceedings (including the mandat ad hoc) provided for in “Book VI – Enterprises’ difficulties” (Livre VI – Difficultés des entreprises) of the French Commercial Code and/or relating to individual bankruptcy (surendettement des particuliers), or any other similar proceedings in any other competent jurisdiction;
Italian Golden Power Authority	shall mean the Presidency of the Italian Council of Ministries (Presidenza del Consiglio dei Ministri) or any other office, department or branch of the Italian Government competent, under the Italian Golden Power Regulations, to issue and release the clearance under the Italian Golden Power Regulations;
Italian Golden Power Regulations	shall mean, collectively, Law Decree No. 21 of 15 March 2012 (converted with amendments into Law No. 56 of 11 May 2012), Law Decree No. 105 of 21 September 2019 converted into Law No. 133 of 18 November 2019, Regulation (EU) no. 2019/452 (in each case as subsequently amended and restated from time to time, including by, but not limited to, Law Decree of 8 April 2020 no. 23, converted with amendments by Law of 5 July 2020 no. 40, Law Decree 28 October 2020 no. 137, converted with amendments by Law 18 December 2020 no. 176), and Law Decree 21 March 2022, no. 21 and any other rules, decrees, orders or regulations promulgated thereunder and/or applicable to the Parties in connection thereto;
Key Employee	shall mean any senior manager, executive or employee of a Group Company whose annual gross fixed compensation exceeds [redacted – commercially sensitive information];

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Key Governance Terms	shall mean [redacted – commercially sensitive information];
Governance Terms	shall mean [redacted – commercially sensitive information];
Kinéis	shall mean Kinéis, a French société par actions simplifiée having its registered office located 11, rue Hermès, 31520 Ramonville-Saint-Agne, France and registered with the Toulouse trade and companies registry under number 841 489 123;
Kinéis Carve-Out	shall have the meaning ascribed to it in point (vi) of the “Permitted Payment” definition;
[redacted – commercially sensitive information]	[redacted – commercially sensitive information]
[redacted – commercially sensitive information]	[redacted – commercially sensitive information]
[redacted – commercially sensitive information]	[redacted – commercially sensitive information]
Law	shall mean any treaty, convention, directive, law, ordinance, decree (décret), regulation (règlements), instruction, order (arrêté), rule (circulaire) and codes, and any decision, judgement, order (injonction), verdict (sentence), instruction and recommendation (including any judicial or administrative interpretation thereof) of any Governmental Authority in force, fully implemented and enforceable;
Leakage	shall mean, without double counting, (i) a payment made in breach of the provisions of Clause 8.1 and (ii) all Tax actually paid or payable by a Group Company (excluding recoverable VAT) to the extent directly attributable to such a payment;
Leakage Amount

shall mean:

A.       where a Leakage is received by, or has specifically benefited to, a given Leakage Beneficiary,    an amount, in respect of the relevant Seller, equal to the Liability Ratio multiplied by the    difference between:

   (i)       the amount of any such Leakage received by the relevant Leakage Beneficiary; and

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   (ii)      if any, the amount of any Tax Relief available to any Group Company, as applicable, resulting from such Leakage.

B.       where a Leakage is received by a third party and not by a given Leakage Beneficiary (or has   otherwise not specifically benefitted to a given Leakage Beneficiary), an amount equal, in    respect of each Seller, to the Seller Apportionment Share of such Seller multiplied by the   difference between:

  (i)       the amount of the relevant Leakage; and

  (ii)       if any, the amount of any Tax Relief available to any Group Company, as applicable, resulting from such Leakage.

save in the event the Sellers Agent expressly notifies (with the prior written consent of the concerned Seller(s)) of a different allocation key among the Sellers (or some of them) for any such Leakage where such different allocation key must, in case of Leakages known before Completion Date, form part of the Pre-Completion Statement.

Leakage Beneficiary	shall mean, in respect of a given Leakage, the Seller or the Affiliate of such Seller for the benefit of whom (directly or indirectly) such Leakage is made or occurs;
Liability Ratio

shall mean the result of the fraction having:

(i)       as numerator, the Purchase Price, as set forth in the Pre-Completion Statement; and

(ii)       as denominator, the Total Reference Value, as set forth in the Pre-Completion Statement;

Locked Box Date	shall mean [redacted – commercially sensitive information];
Long Stop Date	shall mean [redacted – commercially sensitive information];
Loss	shall mean any direct (direct), actual (certain) and foreseeable (prévisible) loss or damage (within the meaning given to such terms under articles 1231-2, 1231-3 and 1231-4 of the French Civil Code, as construed and interpreted by the French Cour de cassation at the time such damage or loss occurs) actually and directly suffered or incurred by the Purchaser, but, for the sake of clarity, may include loss of profit (manque à gagner) but shall exclude in any and all cases any indirect (indirecte), punitive,

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consequential or contingent loss or damage, the loss of an opportunity (perte de chance), diminution of value, or any reduction or loss of any Tax Relief or any reputational damage (préjudice d’image)). It is further specified that the determination of a Loss (and amount of any related repayment obligation of any Seller) shall exclude the application of any multiple to any accounting value or any other valuation methodology which may be implicit in, or may have been used by the Purchaser in the determination of the Purchase Price

For the sake of clarity, the foregoing definition of Loss shall not prevail over, or amend, the definition of “loss” under the Warranty Agreement.

Management Permitted Payments	shall mean any payment made, or other benefit granted, in the ordinary course of business consistently (in amount and frequency) with past practices in respect of the compensation, salary, bonus (but, for the avoidance of doubt, excluding any transaction or change of control bonus in respect of the transactions contemplated hereby), pension contributions, life insurance payments, medical insurance, car allowances, expenses, holiday pay, consultancy fees and other employment benefits accrued and due to any Seller (and/or such Seller’s Affiliates) who is an officer, non-executive director or board member, employee or consultant of a Group Company, in each case, under and in accordance with or in respect of such person’s contract of employment, corporate officer, corporate mandate, service, consultancy agreement or engagement letter and/or as may be imposed by Law and/or any collective agreements;
Merger Control Regulations	shall mean, for a given jurisdiction, any applicable merger control Laws of such jurisdiction pursuant to which the relevant Governmental Authority will be required to review the concentration resulting from the transactions contemplated hereby;
Non-Party Affiliates	shall have the meaning ascribed to it in Clause 15.2;
Non-Party Individuals	shall have the meaning ascribed to it in Clause 15.3;
Ordinary Shares	shall have the meaning ascribed to it in Recital (B);
Organisational Documents	shall mean, when used with respect to (x) any incorporated Entity, the memorandum and articles of association (statuts), charter or similar constitutive document or bylaws of such Entity, as filed with the relevant commercial registry or other competent

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Governmental Authority, as the same may be amended, supplemented or otherwise modified from time to time and (y) any partnership or other unincorporated Entity, its certificate of formation, partnership agreement, governing agreement (contrat constitutif) and/or similar constitutive document, as the same may be amended, supplemented or otherwise modified from time to time;
Other Sellers	shall have the meaning ascribed to it in the list of signatories to the Agreement;
Other Sellers Agent	shall mean Stéphanie Limouzin;
Parties	shall have the meaning ascribed to it in the list of signatories to the Agreement;
[redacted – commercially sensitive information]	[redacted – commercially sensitive information]
Permitted Payments

shall mean any of the following (without double counting):

(i)          any amount or liability paid, accrued or agreed to be paid or payable with the written consent or at the written request of the Purchaser, or otherwise expressly permitted or contemplated herein;

(ii)         any Management Permitted Payment;

(iii)        any payment or liability paid, accrued or agreed to be paid or payable in connection with the Existing Facilities Agreements (including, for the sake of clarity, reasonable and documented advisors fees, costs and expenses, incurred to release any Encumbrances granted under or in connection with the Existing Facilities Agreements, any break fee, prepayment fee or similar fee payable in connection therewith);

(iv)       any payment of any amount to the extent it is provisioned, accrued, recorded or accounted for in the Accounts (including the explanatory notes thereto);

(v)        any payment or liability paid, accrued or agreed to be paid or payable in respect of the fees and expenses, paid, due or payable in connection with the VDD Reports, up to an amount of [redacted – commercially sensitive information] (including VAT);

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(vi)       (a) the transfer (by way of distribution) by CLS to the Company of (x) the entire stake it owned in the share capital and voting rights of Kinéis and (y) the convertible bonds issued to it by Kinéis, (b) the contribution by the Company of the Kinéis shares and convertible bonds to a newly incorporated company dedicated to the ownership of Kinéis shares (C3 Holding Bis); (c) the share capital decrease of the Company in consideration of an allocation and transfer of C3 Holding Bis shares to the shareholders of the Company; (d) any amount due under employee profit-sharing arrangements in relation to the Kinéis Carve-Out up to a maximum amount of [redacted – commercially sensitive information] (the foregoing (a), (b), (c) and (d) the Kinéis Carve-Out); and (e) any Tax, fees, costs and expenses due by any Group Company as a result of limbs (a) to (d) above;

(vii)       any Leakage refunded to or settled with the Group Companies on or prior to Completion to the extent that such refund or settlement has been effected in a manner that does not give rise to any additional actual Tax liability (excluding recoverable VAT) for any Group Company;

(viii)     any CNES Permitted Payment;

(ix)        any reasonable and documented fees, costs and expenses, of external advisors incurred and paid in relation to the satisfaction of the Conditions Precedent,

(x)         any professional advisors’ costs, transaction costs and other fees payable in connection with the Financing, and if applicable, the Replacement Facility;

(xi)        specific transaction bonus paid to certain key employees, directors and officers of the Group, up to an aggregate gross amount (including employer social charges) of [redacted – commercially sensitive information];

(xii)       specific bonus paid to certain employees, directors and officers of the Group, up to an aggregate gross amount (including employer social charges) for the Group Companies of [redacted – commercially sensitive information];

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(xiii)      the payments and actions set out in Schedule 9.1;

(xiv)     any agreement and any undertaking by any Group Company to take any of the actions or incur any payment referred to above;

(xv)     all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses,  interest awards, judgements and penalties suffered or incurred by the Group in connection with the Specific Termination; and

(xvi)     any Tax (including irrecoverable VAT) to be borne by any Group Company which arises out, or is incurred as a result of, any of the foregoing, provided that it is not explicitly excluded;

Pivot Bank Account	shall mean the bank account to be opened and managed by the Other Sellers Agent on behalf of Stéphanie Limouzin, Christophe Vassal and the Other Sellers, the details of which shall be notified to the Purchaser in the Pre-Completion Statement;
Person	shall mean any natural person or Entity;
Postponed Completion Date	shall have the meaning ascribed to it in Clause 7.4(b);
Postponement Notice	shall have the meaning ascribed to it in Clause 7.4(b);
Pre-Completion Statement	shall have the meaning ascribed to it in Clause 5;
Price Per Ordinary Share	shall mean an amount equal to (i) the Total Reference Value attributable to all Ordinary Shares, as set out in the Pre-Completion Statement and divided by (ii) the total number of Ordinary Shares existing at Completion;
Purchase Price	shall have the meaning ascribed to it in Clause 3.1;
Purchaser	shall have the meaning ascribed to it in the list of signatories to the Agreement;
Purchaser Termination Date	shall mean [redacted – commercially sensitive information];
Put Option Agreement	shall have the meaning ascribed to it in Recital (C);
Put Option Date	shall have the meaning ascribed to it in Recital (C);
R Shares	shall have the meaning ascribed to it in Recital (B);

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Records	shall have the meaning ascribed to it in Clause 10.1(a);
Relative Portion	shall have the meaning ascribed to it in Clause 1.2(x);
Reorganisation	shall have the meaning ascribed to it in Clause 9.6;
Reorganisation Beneficiary	shall have the meaning ascribed to it in Clause 9.6;
Reorganisation Seller	shall have the meaning ascribed to it in Clause 9.6;
Resigning Directors	shall mean the Persons listed in Schedule 14 who are still in duties as of the Completion Date;
Retained Securities

shall mean a number not greater than [redacted – commercially sensitive information] Ordinary Shares or lower than [redacted – commercially sensitive information] Ordinary Shares held by CNES PARTICIPATIONS, notified in writing by CNES PARTICIPATIONS to the Sellers Agent and the Purchaser at least ten (10) Business Days prior to Completion, provided that, absent such notification, the Retained Securities shall be [redacted – commercially sensitive information].

For the avoidance of doubt, it is specified that the Retained Securities shall not form part of the Sold Securities to be sold pursuant to the terms of this Agreement;

[redacted – commercially sensitive information]	[redacted – commercially sensitive information]
Specific Termination	shall have the meaning ascribed to it in Clause 9.11(a);
Specific Termination Statement	shall have the meaning ascribed to it in Clause 9.11(b);
Securities Interim Transfers	shall have the meaning ascribed to it in Clause 9.7;
Seller Portion of the Purchase Price	shall mean, with respect to a given Seller, the amount (in euros) of the portion of the Purchase Price allocated to that Seller, as set forth in the Pre-Completion Statement;
Seller Portion of the Total Reference Value	shall mean, with respect to a given Seller, the amount (in euros) of the portion of the Total Reference Value (including, if applicable, that portion corresponding to its Retained Securities) allocated to that Seller, as set forth in the Pre-Completion Statement;

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Seller Apportionment Share

shall mean, with respect to a given Seller, the result of the fraction having:

(i)          as numerator, its Seller Portion of the Total Reference Value, less (if applicable) the value of the Retained Securities held by such Seller; and

(ii)         as denominator, the Total Reference Value,

in each case, as set forth in the Pre-Completion Statement;

Sellers Agent	shall mean C3 Finco;
Sellers Representatives	shall have the meaning ascribed to it in Clause 12.8(b);
Share of the Transaction Costs	shall have the meaning ascribed to it in Clause 22.2;
Shareholders Agreement	shall mean the shareholders’ agreement dated 30 January 2020, entered into between, inter alia, C3 Finco, CNES PARTICIPATIONS, Stéphanie Limouzin, Christophe Vassal and certain of the Other Sellers in respect to the Company (as amended from time to time);
Signatories	shall have the meaning ascribed to it in the list of signatories to the Agreement;
Sold Securities	shall mean all of the Company Securities other than the Retained Securities;
Spanish Foreign Investment Authority	shall mean each of (i) the Spanish Council of Ministers (Consejo de Ministros) (ii) the Directorate-General for Trade Policy and Economic Security (Dirección General de Política Comercial y Seguridad Económica) of the State Secretariat for Trade (Secretaría de Estado de Comercio), or (iii) the Directorate-General for Armament and Equipment (Dirección General de Armamento y Material), as applicable, and any other governmental authority, department, agency or body replacing them from time to time;
Stéphanie Limouzin	shall have the meaning ascribed to it in the list of signatories to the Agreement;
Subsidiaries	shall have the meaning ascribed to it in Recital (A);
Substituted Entity	shall have the meaning ascribed to it in Clause 17.2;
Tax	shall mean any tax, whether direct and/or indirect, and whether levied by reference to income, profits, gains,

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net wealth, asset values, turnover, added value or other reference and local or municipal imposition, duties, contributions and levies (including social security contributions) whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and any related interest or penalties imposed by any Governmental Authority;
Tax Relief	includes unless the context otherwise requires, any allowance, credit, deduction, exemption or set off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, any right to or actual repayment of or saving of Tax (including any repayment supplement, fee or interest in respect of Tax), or any other amount payable or paid by a Tax authority (whether within or outside France) and includes for the avoidance of doubt, any increase of carried back or forward Tax losses;
Total Reference Value	shall have the meaning ascribed to it in Clause 3.1(a);
Threshold	shall mean such number of the Sold Securities representing together, with the Retained Securities, at least ninety-nine percent (99%) of the share capital and voting rights of the Company; and
US FDI Clearances	the Foreign Direct Investment Clearance in the United States of America;
VDD Reports	means the legal, tax, finance, commercial, ESG and technology due diligence reports (including any addendum thereto) available in the Data Room under folder 10.2;
Warranty Agreement	means the management warranty agreement entered into on the Put Option Date among the Purchaser and certain officers of the Company who are signatories thereto.

1.2	In this Agreement, unless expressly otherwise specified:

(a)	a document in the agreed form is a reference to that document in the form approved by or on behalf of each relevant Signatory;

(b)	includes and including shall mean including without limitation;

(c)	Recital, Clause, paragraph or Schedule is a reference to, respectively, a recital, a clause or a paragraph of or a schedule to this Agreement;

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(d)	hereof, herein, hereunder and similar words shall be construed as references to this Agreement as a whole and not just to the particular Recital, Clause, Paragraph or Schedule in which the reference appears;

(e)	the Recitals and Schedules form an integral part of this Agreement and shall have the same force and effect as if they were stated in full in the main body of the Agreement. Any reference to the Agreement shall be deemed to include the Recitals and Schedules;

(f)	headings to Clauses, sections or paragraphs in this Agreement are for information only and are to be ignored in construing the same;

(g)	any reference to any other document shall be construed as a reference to such other document as amended from time to time (unless such amendment has been made in breach of the terms of the Agreement);

(h)	definitions given for nouns also apply mutatis mutandis to verbs, adjectives and adverbs that have the same root and vice versa, provided that such nouns, verbs, adjectives and/or adverbs start with a capital letter;

(i)	any reference to this Agreement shall be construed as a reference to its most recent version, as amended from time to time in accordance with its terms, as the case may be;

(j)	any defined terms that refer to a French legal concept shall be deemed to include any similar legal concept in any jurisdiction other than France;

(k)	English terms to which another language translation has been added in italics shall be interpreted in accordance with such other language translation, superseding the English term to which it relates;

(l)	unless the context requires otherwise, any reference to a statutory provision shall include such provision as it exists and is construed as of the date of this Agreement;

(m)	writing includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen), or other writing in non-transitory form;

(n)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(o)	the time of day refers to the time in Paris, France;

(p)	any statement which refers to ordinary course of business shall refer to the ordinary course of business of the relevant Group Company substantially consistent with past practice;

(q)	any statement which refers to best efforts, best endeavours, reasonable efforts or reasonable endeavours of a Party in respect of a given action shall mean that such Party has an obligation of means (obligation de moyens) in connection therewith;

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(r)	any statement which refers to any action to cause or procure of a Party in respect of a given obligation shall mean that such Party has a porte-fort obligation in connection therewith;

(s)	the term day or month shall be deemed to refer to a calendar day or month, respectively;

(t)	the term person shall be deemed to refer to any individual (i.e. natural person) or Entity;

(u)	if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day and including the last day of this period, it being specified that if such last day is not a Business Day, the relevant period shall end on the next day which is a Business Day;

(v)	each Signatory expressly and irrevocably waives the provisions of Articles 1190 and 1602 of the French Civil Code

(w)	fully diluted and on a fully diluted basis mean, with respect to a given Entity, calculated on the assumption that all shares in that Entity that may be issued upon the exercise of outstanding subscription, exchange or conversion rights, option, warrants and other contractual rights have been issued, irrespective of whether or not such rights are then exercisable (provided that they are existing as of the relevant date);

(x)	the obligations of each Seller under this Agreement are entered into individually by that Seller on its behalf and are made neither jointly nor jointly and severally (ni conjointement, ni solidairement) and separate from any obligation entered into by any other Seller, it being specified and agreed, for the avoidance of doubt, that where any covenant, undertaking, obligation, representation and/or warranty is made by a given Seller in respect of itself only (and/or, as the case may be, its own Affiliates), none of the other Sellers shall incur any liability on behalf of that given Seller (and/or, as the case may be, on behalf of such Seller’s Affiliates) in case of breach by that given Seller of any such covenant, undertaking, obligation, representation and/or warranty. Where two or more Sellers are to bear any several or joint liabilities or financial obligations under this Agreement, such liabilities and obligations shall be apportioned among them such that each such Seller will be liable in accordance with a fraction having (x) as numerator, such Seller’s Seller Apportionment Share and (y) as denominator, the sum of the Seller Apportionment Share of all such Sellers (the Relative Portion); and

(y)	notifications to be made under or in accordance with this Agreement shall comply with Clause 24 in order to be deemed validly made.

2.	SALE AND PURCHASE

2.1	Sale and purchase of the Sold Securities

(a)	Upon the terms and subject to the conditions of this Agreement (and in particular, subject to Clause 3), each of the Sellers undertakes to sell the

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Sold Securities listed opposite its name in Schedule (B) (as such Schedule may be amended and supplemented in the Pre-Completion Statement) to the Purchaser, and the Purchaser undertakes to purchase such Sold Securities from each of the Sellers, with effect on the Completion Date.

(b)	On Completion, each of the Sellers shall transfer all of its Sold Securities free from any Encumbrance, together with all rights attached thereto, including the rights to receive any dividends relating to the Sold Securities declared at any time on or after the Completion Date, to the Purchaser and the Purchaser shall acquire the Sold Securities from each of the Sellers in accordance with the provisions of this Agreement.

3.	PURCHASE PRICE AND COMPLETION PAYMENTS

3.1	Purchase Price

(a)	The aggregate value of the Company Securities (including, for the avoidance of doubt, the Retained Securities) (the Total Reference Value) shall be an amount equal to:

(i)	Seven hundred eighty-eight million two hundred six thousand seven hundred forty-one euros and seventy eight cent (EUR 788,206,741.78);

(ii)	PLUS, an amount (in euros) equal to the product of an amount equal to [redacted – commercially sensitive information], multiplied by the number of days elapsed between the Locked Box Date (excluded) and the Completion (or the date Completion would have occurred but for any postponed in accordance with Clause 7.4(b)) (in each case, included) (the Additional Amount).

(b)	The aggregate consideration for the Sold Securities (the Purchase Price) shall be equal to:

(i)	the Total Reference Value,

(ii)	MINUS the aggregate value of the Retained Securities as of the Completion Date calculated by multiplying (i) the number of Retained Securities by (ii) the Price Per Ordinary Share.

(iii)	MINUS, if there has been any Leakage (other than Permitted Payment) known on or prior to the Completion Date and notified in the Pre-Completion Statement in accordance with Clause 8.2(a)(i), the corresponding Leakage Amount.

(c)	Without prejudice to the provisions of Clauses 8 and 13, the Total Reference Value and, consequently, the Purchase Price, shall not be subject to any upwards or downwards adjustments.

(d)	The allocation of the Total Reference Value between the Retained Securities and the Sold Securities and the allocation of the Purchase

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Price between the different categories of Sold Securities and among the Sellers as at the date hereof is set out in Schedule 3.1(d), for illustrative purposes, it being agreed that the Pre-Completion Statement shall include the final allocation of the Total Reference Value between the Retained Securities and the Sold Securities and of the Purchase Price between the different categories of Sold Securities and among the Sellers as at the Completion Date in accordance with Clause 5.

(e)	the Purchase Price shall be paid on the Completion Date, in cash in accordance with, and subject to, the provisions of Clause 3.2.

3.2	Completion Payments

On Completion, and unless otherwise agreed between the Purchaser and C3 Finco (in respect of itself), CNES PARTICIPATIONS (in respect of itself) and/or the Sellers Agent and the Other Sellers Agent (in respect of any of Stéphanie Limouzin, Christophe Vassal and/or the Other Sellers), the Purchaser shall:

(a)	pay:

(i)	the portion (after deducting any applicable Share of the Transaction Costs) of the Purchase Price allocable to C3 Finco onto the C3 Finco Bank Account;

(ii)	the portion (after deducting any applicable Share of the Transaction Costs) of the Purchase Price allocable to CNES PARTICIPATIONS onto the CNES PARTICIPATIONS Bank Account;

(iii)	after giving effect to the payments under Clause 3.2(a)(iv), the remaining portion (after deducting any applicable Share of the Transaction Costs) of the Purchase Price allocable to Stéphanie Limouzin, Christophe Vassal and the Other Sellers onto the Pivot Bank Account,

(iv)	the portion of the Purchase Price allocable to the payment of the [redacted – commercially sensitive information] onto the C3 Holding Bank Account;

(v)	the Share of the Transaction Costs deducted from the payments contemplated above onto the C3 Finco Bank Account,

in each case (i) to (v) above, by wire transfer of immediately available funds with value date (date de valeur) on the Completion Date, in accordance with the allocation and instructions set out in the Pre-Completion Statement; and

(b)	make, or cause to be made, the payments, as applicable, described in Clause 4.2, 4.3 and 4.4 (as applicable).

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4.	REPAYMENT OF THE GROUP INDEBTEDNESS

4.1	The Purchaser acknowledges that, unless otherwise expressly agreed by the parties to the Existing Facilities Agreements, the Group Indebtedness will be payable on the Completion Date upon and subject to Completion.

4.2	On the Completion Date, the Purchaser shall, as an essential condition to the transfer of the Sold Securities and in addition to the payment of the Purchase Price and without prejudice to Clause 4.1:

(a)	pay in cash into the bank accounts of any relevant Group Company (as set out in the Pre-Completion Statement) in immediately available funds, an amount, when aggregated with the amounts paid under 4.3 and 4.5, sufficient to enable any relevant Group Company to repay, on their own behalf, the Group Indebtedness with value date (date de valeur) on the Completion Date in the amounts, set out in the Pre-Completion Statement (which payment shall be treated as an advance by the Purchaser to the Company); and

(b)	procure (se porte fort) that any relevant Group Company reimburse, on its behalf and on behalf of the other Group Companies, the Group Indebtedness with value date (date de valeur) on the Completion Date in accordance with the terms of the Existing Facilities Agreements and Pre-Completion Statement.

4.3	Alternatively, the Purchaser may choose to pay or cause to be paid (in whole or in part) the Group Indebtedness (to the extent not paid under 4.2 and 4.4) on behalf of any relevant Group Company with value date (date de valeur) on the Completion Date which payment shall be treated as an advance by the Purchaser to the Company.

4.4	Alternatively, in whole or in part, to Clause 4.2 or 4.3, the Purchaser may choose to put in place, effective as of the Completion Date, a replacement facility for the benefit of the Company (with the Company or another Group Company acting as borrower and without a guaranty from the Purchaser or its current Affiliates) from an arm’s length lender and on market terms (together with the associated guarantees, pledges and grants of security, the Replacement Facility) and cause the new lender under the Replacement Facility to pay (to the extent not paid under 4.2 or 4.3) the Group Indebtedness on behalf of any relevant Group Company with value date (date de valeur) on the Completion Date. If the Purchaser validly elects the alternative under this Clause 4.4, the Company shall and each Seller, within the limits of its powers as shareholder, director or manager of the Group Companies, shall cause the Group Companies to provide such reasonable cooperation in connection with the arrangement, rating and/or syndication of the Replacement Facility, in accordance with, subject to, and within the limits of, Clause 9.4, mutatis mutandis.

4.5	The Purchaser shall be responsible for obtaining or causing the Group Companies to obtain (and the Sellers shall bear no responsibility for obtaining or causing the Group Companies to obtain) the release of any Encumbrances (including the Existing Pledges) and any other guarantees or security granted in respect of the Existing Facilities Agreements. Notwithstanding the above, the

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Sellers shall provide reasonable cooperation (and instruct the relevant Group Companies to provide reasonable cooperation) to the Purchaser to facilitate such release.

4.6	The Purchaser and CNES PARTICPATIONS agree that the advance contemplated by Section 4.2(a) or 4.3, as the case may be, shall, at the request of the Purchaser following Completion be documented by a promissory note from the relevant Group Company to the Purchaser which promissory note shall be on commercially reasonable arm’s length terms.

5.	PRE-COMPLETION STATEMENT

5.1	At least five (5) Business Days prior to the Completion Date, the Sellers Agent shall deliver to the Purchaser a statement (the Pre-Completion Statement) setting out:

(a)	the amount of the Additional Amount;

(b)	the resulting amount of the Total Reference Value;

(c)	the Price Per Ordinary Share and the resulting number and value of Retained Securities;

(d)	if any, the Leakage Amount of any Leakage known to the Sellers Agent after reasonable investigation (with a breakdown per Leakage Beneficiary);

(e)	the resulting amount of the Purchase Price;

(f)	as the case may be, an updated and restated Schedule (B) that will automatically replace the Schedule (B) attached to the Agreement on the date hereof;

(g)	the Share of the Transaction Costs of each Seller to be withheld from the part of the Purchase Price to be received by each such Seller and to be paid to the Sellers Agent, as determined in compliance with Clause 22;

(h)	In respect of each Seller, the amount of the Leakages Amount disclosed under 5.1(d) allocable to, and to be withheld from the part of the Purchase Price to be received by, each such Seller in compliance with Clause 8.2(a)(i);

(i)	[redacted – commercially sensitive information];

(j)	the allocation of the Sold Securities (per category) among the Sellers showing, for each Seller, the allocation of the Purchase Price among the Sellers as at the Completion Date (expressed as a percentage and a Euro amount to be paid in cash);

(k)	the amount payable pursuant to each subsection of Clause 3.2(a);

(l)	the amount (including estimated break costs) to be repaid by each relevant Group Companies as of the Completion Date under the Group Indebtedness, as well as instructions as to how it is to be repaid in the

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form, to the extent available, of a customary pay-off letter from the respective administrative, security or collateral agent under the Existing Facilities Agreements;

(m)	the details of the bank account to which (i) the payment of the portion of the Purchase Price (after deducting the applicable Share of the Transaction Costs) allocable to C3 Finco and (ii) the Share of the Transaction Costs shall be made by the Purchaser on the Completion Date (the C3 Finco Bank Account);

(n)	the details of the bank account to which the payment of the portion of the Purchase Price (after deducting the applicable Share of the Transaction Costs) allocable to CNES PARTICIPATIONS shall be made by the Purchaser on the Completion Date (the CNES PARTICIPATIONS Bank Account);

(o)	the details of the Pivot Bank Account to which the payment of the portion of the Purchase Price (after deducting the applicable Share of the Transaction Costs [redacted – commercially sensitive information]) allocable to Stéphanie Limouzin, Christophe Vassal and the Other Sellers shall be made by the Purchaser on the Completion Date;

(p)	the details of the bank account to which the payment of the [redacted – commercially sensitive information] shall be made by the Purchaser on the Completion Date (the C3 Holding Bank Account); and

(q)	the details of the bank accounts of the Company, of CLS and, as the case may be, of the other relevant Group Companies or lender, administrative, security or collateral agent under the Existing Facilities Agreements to which the payments referred to in Clauses 4.2, 4.3 and 4.4 (as applicable) shall be made by the Purchaser on the Completion Date, as the case may be.

5.2	The Parties acknowledge and agree that (i) the Purchase Price will be allocated among the Sellers in accordance with the Pre-Completion Statement, (ii) the allocation of the Purchase Price among the Sellers and any related deductions (being, as applicable, the Share of the Transaction Costs [redacted – commercially sensitive information]) shall be determined by the Sellers under their sole responsibility, (iii) the Purchaser shall, without any duty of verification, be entitled to rely on the information set forth in the Pre-Completion Statement and (iv) the Purchaser shall have no liability to any person (including any Sellers) in respect of the content of the Pre-Completion Statement and the allocation of the Purchase Price (including relevant deductions) indicated therein. For certainty, upon making the payments contemplated by Clause 3.2, the Purchaser shall have no further liability in respect of paying such amounts. Notwithstanding that the Sellers Agent does not act for CNES PARTICIPATIONS under Clause 18, CNES PARTICIPATIONS consents to the Sellers Agent preparation and delivery of the Pre-Completion Statement as contemplated hereby.

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6.	CONDITIONS PRECEDENT

6.1	General principles

Completion is conditional upon the satisfaction (or, for the avoidance of doubt, waiver in accordance with Clause 6.5) of each of the Conditions Precedent, subject to the right granted to the Sellers Agent, CNES PARTICIPATIONS and the Purchaser to terminate this Agreement in certain circumstances as further described in Clause 16.

6.2	Responsibility for satisfaction of the Conditions Precedent

(a)	The Purchaser shall be responsible for the satisfaction of the Conditions Precedent without delay and shall not, and shall procure that none of its Affiliates shall, take any actions (including entering into any transaction, agreement or other arrangement) which is reasonably likely to prevent, delay or interfere with the satisfaction of each of the Conditions Precedent.

(b)	For the avoidance of doubt, neither the Purchaser’s obligations under this Clause nor any actions taken or omissions in relation thereto (and in particular actions taken by the Purchaser to implement or otherwise comply with its obligations and undertakings under Clause (6) shall have any consequences on the Purchase Price or the other terms and conditions of this Agreement.

(c)	Each Seller agrees (within the limits of its powers as shareholder, director or manager of the Group Companies) to co-operate and to cause the relevant Group Companies to reasonably co-operate with the Purchaser, upon its reasonable written request and subject to reasonable prior notice, in providing to the Purchaser and its advisers such assistance and information and documentary material as may be customary and reasonably necessary for the Purchaser to make the relevant filing and obtain the Conditions Precedent.

(d)	All costs, fees and expenses incurred in relation to the satisfaction of the Conditions Precedent shall be fully borne by the Purchaser.

6.3	Clearances

(a)	The Purchaser acknowledges the importance for the Sellers that the Clearances be obtained as soon as possible and confirms that:

(i)	it investigated the markets in which the Group operates;

(ii)	it has availed itself of relevant experts (and in particular regulatory, antitrust and foreign direct investment regulations experts);

(iii)	it has conducted a satisfactory antitrust and foreign direct investment regulations analysis (and, more generally, analyses regarding the authorisations and clearances that shall be required under applicable Laws in order to allow it to acquire the Sold

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Securities and complete the transactions contemplated herein); and

(iv)	it is not aware of any reason that may prevent the consummation of the transactions contemplated in this Agreement on or prior to the Long Stop Date.

(b)	The Purchaser shall use its best efforts at its own expense that each and every Clearance is obtained as soon as reasonable and without delay. In particular, the Purchaser shall, and shall cause its Affiliates to:

(i)	(x) provide the Sellers Agent and CNES PARTICIPATIONS sufficiently in advance with a draft form of each notification, submission or filing (and, as applicable, draft filing or pre-filings), as well as any substantive document or written communication to a Government Authority, and an opportunity to discuss its content with the Purchaser prior to its notification, submission or filing with the competent Governmental Authorities, (y) consider and take into account all reasonable comments or suggestions made by the Sellers Agent and CNES PARTICIPATIONS in this respect, (z) provide the Sellers Agent and CNES PARTICIPATIONS with the final version of each notification, submission, filing or any substantive document or written documentation or communication in the form it has been notified, submitted or filed with the competent Governmental Authority and (xx) invite the Sellers Agent and CNES PARTICIPATIONS and their respective advisors to participate in any meeting or telephone conversations with the relevant Governmental Authorities, and, where appropriate, to make oral submissions at such meetings;

(ii)	Except as provided in 6.3(b)(viii) in respect of the US FDI Clerance (if, and only to the extent, applicable), make and not withdraw, as soon as possible and in any event within [redacted – commercially sensitive information] as from the date of this Agreement, full and accurate filings, draft filings or pre-filings if such draft filings or pre-filings are customary in the relevant jurisdiction (in which case definitive filings shall be made as soon as possible and in any case within [redacted – commercially sensitive information]from the date on which the relevant Governmental Authorities confirm or do not oppose that definitive filings can be made following the submission of draft filings or pre-filings) with the competent Governmental Authorities with respect to the transactions contemplated in this Agreement in order to obtain the Clearances within the shortest possible time (which filings the Purchaser shall confirm to the Sellers Agent and CNES PARTICIPATIONS in writing promptly after their making) and provide in an accurate, complete and prompt manner (and in any event within the allocated timeframe imposed by the competent Governmental

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Authority) any additional information and document that may be requested by any competent Governmental Authorities;

(iii)	do all things necessary or appropriate under applicable Laws to obtain the Clearances as soon as possible after the date hereof, including by promptly offering (and not withdrawing), complying with, agreeing to and/or performing at its own costs such commitments, conditions, undertakings, modifications, obligations or similar measures (whether financial or otherwise, and whether of a behavioural, structural/divestment or other nature) (Conditions) that any competent Governmental Authority may request, require or impose or that appear necessary in order to grant such Clearances, including divesting, disposing of, or taking actions that would limit the freedom of action with respect to any of the businesses or assets of the Group. It is specified that this shall not require the Purchaser (x) solely in respect of the French FDI Clearance, to consent to an amendment, variation, modification or expansion of the Governance Terms in a way appreciably detrimental to the Purchaser (it being acknowledged and agreed that customary Conditions as may be requested, required or imposed by French Governmental Authorities for the purposes of the French FDI Clearance and such customary Conditions shall be deemed, in connection with only Governance Terms which are not Key Governance Terms, not to be appreciably detrimental to the Purchaser) or (y) to accept, comply with or perform Conditions that would require the divestiture, separation, licensing or structural reorganisation of any business, asset or operation forming part of the Purchaser's own existing business or that of its Affiliates (other than the Group Companies) or taking actions that would limit the freedom of action with respect thereof;

(iv)	refrain from taking any actions or making any omissions (including entering into any transaction, agreement or other arrangement, purchasing a competing business) which may prevent, delay or otherwise interfere with the completion of the required filings or the obtainment of the Clearances;

(v)	regularly review with the Sellers Agent and CNES PARTICIPATIONS the progress of any notifications or filings (including, where necessary, seeking to identify appropriate undertakings, commitments, remedies or similar measures to address any concerns identified by the competent Governmental Authority) and regularly inform the Sellers Agent and CNES PARTICIPATIONS of the processing of the filings referred to above and in particular, if it becomes aware of anything that might result in the Clearances being delayed or denied, (and, in relation to such specific matter that might result in the Clearances being delayed or denied, also inform the Other Sellers Agent of the same) and promptly provide the Sellers Agent and CNES

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PARTICIPATIONS with all documents and information concerning the filings and any communication exchanged with the relevant Governmental Authorities, and in any event, no later than the Business Day following the date on which it becomes aware of the same;

(vi)	give notice to the Sellers Agent, CNES PARTICIPATIONS and to the Company of the release by any competent Governmental Authority of publicly available information on notifications, submissions or filings made by the Purchaser in furtherance of this Clause 6.3 (and/or more generally on the transactions referred to herein) as soon as becoming aware of the same, and in any event no later than one (1) Business Day thereafter, so that the Group may comply with any applicable works council consultation-information obligations deriving therefrom;

(vii)	give notice to the Sellers Agent, the Other Sellers Agent and CNES PARTICIPATIONS of the satisfaction of each Clearance within two (2) Business Days of it becoming aware of the same (including, as the case may be, a copy of the underlying Clearance decision); and

(viii)	the Purchaser shall, the Sellers (if requested or required by CFIUS, to the limit of their powers) shall, and the Company shall cause the relevant Group Company to (i) promptly submit a draft joint voluntary notice with respect to the transactions submitted to CFIUS pursuant to 31 C.F.R. § 800.501 (the CFIUS Notice) required in connection with CFIUS Approval and in accordance with the DPA; (ii) promptly submit a final CFIUS Notice in connection with US FDI Clearance and in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft CFIUS Notice; (iii) provide any information requested by CFIUS or any other agency or branch of a U.S. Governmental Authority in connection with the CFIUS review or investigation of the transactions within the timeframes set forth in the DPA; and (iv) cooperate in good faith with the other notifying party in connection with all communications and interactions with CFIUS. Upon a CFIUS Turndown, either the Purchaser or Sellers Agent may request CFIUS to withdraw the CFIUS Notice, and the parties shall cooperate in requesting withdrawal of the CFIUS Notice and any associated conditions imposed by CFIUS required for the withdrawal and abandonment of transactions contemplated hereby where CFIUS Turndown means CFIUS has informed some or all of the parties orally or in writing that it has unresolved national security concerns with respect to the transactions contemplated hereby and that it intends to send or has sent a report to the President of the United States recommending that the President of the United States act to suspend or prohibit such transactions pursuant to the DPA. Notwithstanding anything to the contrary

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in this Agreement, for the avoidance of doubt, this Clause 6.3(b)(viii) shall not limit nor impair the undertakings of the Purchaser under Clause 6.3(b)(iii).

6.4	Competitively or commercially sensitive information

In exchanging or conveying filings, notifications, information, submissions, correspondence and communications under this Clause (6), the Sellers Agent, CNES PARTICIPATIONS, the Other Sellers Agent or the Purchaser, as applicable, shall designate the competitively or commercially sensitive information, which shall then be:

(a)	redacted from the version shared with the other Party (such redacted versions to be supplied without undue delay); and/or

(b)	shared only on a counsel-to-counsel basis and/or through appropriate “clean team” arrangements,

it being specified, for the avoidance of doubt, that nothing in this clause 6 shall require either Party to provide (and/or procure the provision of) commercially sensitive information and/or confidential information to the other in breach of applicable competition Laws.

6.5	Waiver

The Conditions Precedent are provided for the benefit of the Purchaser and each of the Sellers and may not be waived other than by mutual written agreement between the Purchaser, the Sellers Agent and CNES PARTICIPATIONS.

7.	COMPLETION

7.1	Completion shall take place:

(a)	at the offices of Norton Rose Fulbright LLP (Paris office), at [•] a.m. (Toronto time) on the tenth (10th) Business Day following the date on which the last of the Conditions Precedent has been satisfied (and/or waived in accordance with Clause 6.5),

(b)	at such other location, time of day or date as the Purchaser, the Sellers Agent and CNES PARTICIPATIONS may agree in writing;

(the Completion Date, without prejudice to the provisions of Clause 7.4(b) or 7.7(a)(ii), as applicable).

The Parties agree that the Completion may take place electronically, provided that the execution of any document required to be executed on the Completion Date may be made electronically by means of a reliable identification process complying with the requirements of article 1366 et seq. of the French Civil Code.

7.2	On the Completion Date, subject to the fulfilment by the Purchaser of the provisions of Clause 7.3, each Seller (either directly or via an authorized representative acting in its capacity as such), and to the extent relevant to it, the Company, shall deliver or make available to the Purchaser:

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(a)	securities transfer forms (ordres de mouvement de titres) in respect of all the Sold Securities, duly executed by each Seller (either directly or via an authorized representative acting in its capacity as such) and completed in the name of the Purchaser;

(b)	the securities transfer registers and individual securities holders accounts (registre des mouvements de titres et comptes individuels de titulaires de titres) of the Company relating to the Ordinary Shares and R Shares;

(c)	a copy of the tax reiterative deed (acte réitératif) relating to payment of registration taxes (acte de cession simplifié pour les besoins de l’enregistrement auprès de la recette des impôts) in respect of the Sold Securities, duly completed and executed by each Seller (either directly or via an authorized representative acting in its capacity as such) transferring its Sold Securities;

(d)	unconditional letters of resignation executed by the Resigning Directors, with effect as from Completion Date and in the agreed form set out in Schedule 7.2(d); and

(e)	If not previously delivered, the Specific Termination Statement.

7.3	On the Completion Date, the Purchaser shall:

(a)	make the Completion Payments in accordance with the provisions of Clause 3.2 and provide evidence thereof (such as SWIFT confirmation);

(b)	deliver a copy of the tax reiterative deed (acte réitératif) relating to payment of registration taxes (acte de cession simplifié pour les besoins de l’enregistrement auprès de la recette des impôts) in respect of the Sold Securities, duly completed and executed by the Parties; and

(c)	deliver to each Resigning Director a certificate with a view to confirming the covenants and terms set forth under Clause 14, in the agreed form attached under Schedule 7.3(c).

7.4	Threshold

If any Other Seller fails to deliver (directly or through any of its representatives) on the Completion Date securities transfer forms in respect of all of the Sold Securities it/he/she holds in accordance with Clause 7.2(a) (any such Seller being referred to as a Defaulting Seller), then:

(a)	if the Sellers other than the Defaulting Sellers deliver in accordance with Clause 7.2(a) securities transfer forms in respect of Sold Securities at least equal to the Threshold the Purchaser hereby acknowledges and agrees that, notwithstanding anything to the contrary herein, it shall not be entitled to terminate this Agreement and will be committed to effect Completion so far as practicable and having regard to the defaults which have occurred and make the Completion Payments in accordance with the relevant provisions herein provided that the Purchaser shall not be required to pay the portion of the Purchase Price allocable to those Sold

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Securities of such Defaulting Sellers that are not transferred on the Completion Date unless and until the securities transfer forms in respect of such Sold Securities are effectively delivered to the Purchaser or such Sold Securities are registered in the name of the Purchaser in the securities transfer register of the Company;

(b)	if the Sellers other than the Defaulting Sellers deliver at Completion duly executed securities transfer forms in respect of Sold Securities representing less than the Threshold, then (unless otherwise agreed by the Purchaser and the Sellers Agent) each of the Purchaser and the Sellers Agent shall be entitled (in addition to and without prejudice to all other rights or remedies individually available to each of them, including the right to claim damages and/or pursue the specific performance of the Agreement (exécution forcée)), to postpone the Completion Date by ten (10) Business Days (but in no event to a date falling later than the Long Stop Date, or as the case may be, the Extended Long Stop Date) by means of written notice sent to the other on or before the initial proposed Completion Date to that effect (the Postponement Notice) (in which case (x) the provisions of this Clause 7 shall apply to the Completion Date so deferred (the Postponed Completion Date) and (y) the Sellers Agent shall, at least five (5) Business Days prior to the Postponed Completion Date, deliver to the Purchaser a revised Pre-Completion Statement in accordance with Clause 5 (the provisions of which shall apply mutatis mutandis with respect to the Postponed Completion Date), provided further that such deferral may only occur once), it being agreed that for the purpose of this Clause 7.4(b), and notwithstanding anything to the contrary in Clause 24, any Postponement Notice sent by email on or before 5:00 PM CET on such initial Completion Date shall be deemed to be made on such date and constitute valid notification for all purposes of this Clause 7.4(b);

(c)	in the event that (x) no such Postponement Notice is sent in accordance with Clause 7.4(b) on the initial Completion Date, or (y) on the Postponed Completion Date, the Sellers other than the Defaulting Sellers deliver duly executed securities transfer forms in respect of Sold Securities representing less than the Threshold, then the Purchaser shall be entitled, without incurring any liability to the Sellers, to either:

(i)	terminate this Agreement by means of a written notice to the Sellers Agent and CNES PARTICIPATIONS (without being bound to effect Completion and make the Completion Payments); or

(ii)	proceed with Completion so far as practicable (having regard to the defaults which have occurred and without limiting its rights under this Agreement) in accordance with the terms of this Agreement provided that the Purchaser shall not be required to pay the portion of the Purchase Price allocable to those Sold Securities of such Defaulting Sellers that are not transferred on the Completion Date or Postponed Completion Date, as the case may be, unless and until the securities transfer forms in respect

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of such Sold Securities are effectively delivered to the Purchaser or such Sold Securities are registered in the name of the Purchaser in the securities transfer register of the Company.

7.5	All matters at the Completion Date will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all transactions and deliveries of documents required by this Agreement to be completed at or in connection with Completion are completed, and title to the Sold Securities shall not be transferred and the Purchaser shall have no property rights or interest in the Sold Securities unless and until the Completion actually takes place and the Completion Payments (including the repayment of the Group Indebtedness) have been effectively received.

7.6	Notwithstanding the provisions of Clause 7.5, the Parties hereby acknowledge and agree that the deliveries set out in Clause 7.3 are intended for the exclusive benefit of the Sellers and that the Sellers Agent may, in its sole discretion, require that Completion occurs in accordance with the foregoing even though one or more of those deliveries have not been made by the Purchaser on the Completion Date (except that, with respect to the obligations set out in Clause 7.3(a), the exercise by the Sellers Agent of its rights under this Clause 7.6 shall always require the prior written approval of CNES PARTICIPATIONS (as far as it is concerned by the relevant deliveries) or, as the case may be, the Other Sellers Agent (as far as any of Stéphanie Limouzin, Christophe Vassal or an Other Seller is concerned by the relevant deliveries)).

7.7	Purchaser default

(a)	If the Purchaser fails to comply with the provisions of Clause 7.3 on the Completion Date (including, as the case may be, on the Postponed Completion Date), the Sellers Agent and CNES PARTICIPATIONS, acting jointly, shall be entitled (in addition to and without prejudice to all other rights or remedies individually available to each of them, including the right to claim damages and/or pursue the specific performance of the Agreement (“exécution forcée”)), by written notice to the Purchaser served on the Completion Date, to:

(i)	terminate this Agreement, without liability on the part of any Seller;

(ii)	postpone the Completion Date by fifteen (15) Business Days (but in no event to a date falling later than the Long Stop Date, or as the case may be, the Extended Long Stop Date) by means of written notice sent to the other on the initial Completion Date to that effect (in which case (x) the provisions of this Clause 7 shall apply to the Completion Date so deferred and (y) the Sellers Agent shall, at least five (5) Business Days prior to the Postponed Completion Date, deliver to the Purchaser a revised Pre-Completion Statement in accordance with Clause 5 (the provisions of which shall apply mutatis mutandis with respect to the Postponed Completion Date), provided further that such deferral may only occur once), it being agreed that for the

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purpose of this Clause 7.7(a), and notwithstanding anything to the contrary in Clause 24, any postponement notice sent by email on or before 10 a.m. CET on such initial Completion Date shall be deemed to be made on such date and constitute valid notification for all purposes of this Clause 7.7(a), it being specified that, in the event the Purchaser’s default persists on the date of the postponed Completion, the Sellers Agent, shall have the right to terminate this Agreement without liability on the part of any Seller; and

(iii)	effect Completion so far as practicable having regard to the non-performance which has occurred in accordance with Clause 7.6.

(b)	The exercise of the foregoing termination right shall be carried out without the need to serve a prior written notice (sans mise en demeure préalable).

7.8	Accession to the Agreement by other Sellers

[Note to draft: paragraphs (a), (b) and (c) of this Clause 7.8 will be deleted if all shareholders of the Company have acceded to the Put Option Agreement or sign the SPA concomitantly with the purchaser, C3 Finco and CNES PARTICIPATIONS]

(a)	The Purchaser hereby acknowledges and agrees that any other holder of Company Securities that executes and delivers to the Sellers Agent an accession agreement, a form of which is set out in Schedule 7.8(a) (an Accession Agreement) shall become a Seller and Other Seller for all purposes of this Agreement and shall benefit from all rights, and be bound by all obligations, of a Seller and Other Seller herein as from the date of such Accession Agreement.

(b)	Any Accession Agreement shall be countersigned by the Purchaser and the Sellers Agent upon receipt, it being further specified and agreed that (i) the Purchaser and the Sellers Agent hereby undertake to countersign any such Accession Agreement promptly upon receipt and (ii) in any event, the validity and enforceability of any such Accession Agreement shall not be subject to the countersignature (nor the delivery of a countersigned Accession Agreement) by the Purchaser and the Sellers Agent.

(c)	Each Seller shall, within the limits of its powers as shareholder, director or manager of the Group Companies, use its reasonable efforts to cause all the persons listed in Schedule 7.8(c) to execute and deliver their respective Accession Agreements at the latest on the Completion Date and the Sellers Agent shall keep the Purchaser regularly informed of the Accession Agreements that have been received at any time.

(d)	If [(a) any of the persons listed in Schedule 7.8(c) fails to execute an Accession Agreement at the latest on the Completion Date or (b)] [Note to draft: this bracketed text will be deleted if Clause 7.8 is deleted per the note above.] any Other Seller becomes a Defaulting Seller, each

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Seller who is not a Defaulting Seller shall, within the limits of its respective powers and rights, exercise all rights, and take all actions permitted, under any relevant power of attorney or the Shareholder Agreement (including triggering any drag-along clause) to cause such holder of Sold Securities to[, as the case may be, become a Party to this Agreement or] [Note to draft: this bracketed text will be deleted if Clause 7.8 is deleted per the note above.] comply with the terms hereof with a view that all Sold Securities be transferred to the Purchaser at or as near as possible to Completion, it being specified that no Seller shall incur any liability for the failure of any other holder of Sold Securities to enter into this Agreement.

8.	RESTRICTED PAYMENTS

8.1	Group Companies

Each Seller severally but neither jointly nor jointly and severally (conjointement, mais non solidairement) (in respect of itself and its Affiliates only and not in respect of any other Seller or its Affiliates) covenants, undertakes and warrants to the Purchaser that (x) during the period from the Locked Box Date (excluded) to the date of this Agreement (included), and (y) during the period from the date of this Agreement (included) until the Completion Date (included), in each case with the exception of any Permitted Payments:

(a)	no management or consulting fee has been or will be paid by any Group Company to any Seller or to any Affiliate of a Seller;

(b)	no fee of any professional advisor, or other service provider has been incurred or paid or will be incurred or paid by the Sellers or their Affiliates in connection with the transactions contemplated by this Agreement or has been or will be charged to any Group Company;

(c)	no dividend or other distribution of profits, reserves or assets or reduction of share capital (whether in cash or in kind) or redemption or purchase of any shares has been or will be declared with a record date prior to Completion, paid or made by any Group Company to any Seller or to any Affiliate of a Seller;

(d)	no amount in respect of any shareholder’s loan (including interest, principal or otherwise) has been or will be paid or reimbursed by any Group Company to any Seller or to any Affiliate of a Seller;

(e)	no amount, liabilities or obligations owed by any Seller or any Affiliate of a Seller to any Group Company has been, or will be, waived, deferred, cancelled, discounted, forgiven for a period after Completion or released by any Group Company;

(f)	no transaction related expenses, costs and bonus or similar payment in connection with the transactions contemplated by this Agreement has been, or will be, paid by any Group Company to any Seller, director, officer or employee of a Group Company or any Affiliate thereof;

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(g)	no asset, right or other benefit has been, or will be sold or transferred, by any Group Company to any Seller or to any Affiliate of a Seller (excluding any sale of asset undertaken on an arm’s length basis and in the ordinary course of business);

(h)	no gift or gratuitous payment has been or will be made by any Group Company to or for the benefit of any Seller or to or for the benefit of any Affiliate of a Seller;

(i)	no security interest or guarantee has been, or will be, granted by a Group Company to any Seller or to any Affiliate of a Seller;

(j)	no indemnification has been, or will be provided to, and the Group Companies have not and will not incur any liability for the benefit of any Seller or any of their Affiliates, including: (i) any indebtedness assumed by any Group Company towards a Seller or Affiliates of a Seller; and (ii) the borrowing of any monies by a Seller or any of its Affiliates from a Group Company if not repaid in full on or before Completion; and

(k)	no Seller, nor any Affiliate of a Seller has made or entered into, or will make or enter into, any agreement or arrangement the performance of which would breach any of the provisions of the foregoing Clauses whether or not the relevant agreement or arrangement contemplates the payment of said amounts after the Completion Date.

8.2	Repayment

(a)	Subject to clause 8.2(b) and occurrence of Completion, each Seller shall repay to the Purchaser on a Euro for Euro basis an amount equal to the Leakage Amount allocable (in accordance with the definition of Leakage Amount) to such Seller in accordance with the following:

(i)	if, and to the extent that, there has been a Leakage and the amount of that Leakage is known on or prior to the Completion Date and notified in the Pre-Completion Statement, the Leakages Amount in respect thereof will reduce the portion of the Purchase Price allocable to that Seller; and

(ii)	for any Leakage which does not reduce the Purchase Price in accordance with Clause 8.2(a)(i), following the Completion Date the Purchaser shall be entitled to make, by way of written demand, a claim against the relevant Seller under Clause 13 for the applicable Leakage Amount.

(b)	No Seller shall have any repayment obligations under this Clause 8 unless:

(i)	Completion has occurred;

(ii)	a claim has been notified by the Purchaser to the concerned Seller(s) (with copy to the Sellers Agent) in writing within a [redacted – commercially sensitive information] as from the

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Completion Date and sets out the Purchaser’s calculation of the Leakage Amount and all reasonably sufficient details and information evidencing such Leakage as well as its Leakage Amount; and

(iii)	to the extent not agreed by the relevant Seller(s), judicial proceedings have been brought against the relevant Seller(s) within six (6) months after the concerned Seller(s) being notified of such claim pursuant to Clause 8.2(b)(ii).

(c)	For the sake of clarity, the Parties hereby acknowledge and agree that:

(i)	the Sellers shall not be liable to repay the amount of any Permitted Payment;

(ii)	a Leakage may not be repaid more than once to the Purchaser and the Purchaser shall procure that the Group Companies shall not claim for the payment or repayment of any Leakage from any of the Sellers or their Affiliates;

(iii)	to the extent the Leakage is not made of a payment in monies, the amount to be repaid by the relevant Seller(s) shall equal that of the Loss incurred by the relevant Group Company;

(iv)	none of the Sellers shall be liable to repay any Leakage Amount in respect of a Leakage benefiting to several Sellers (or their respective Affiliates) unless the relevant claim has been made and, as the case may be, judicial proceedings have been brought, against C3 Finco, CNES PARTICIPATIONS and Stéphanie Limouzin (to the extent such Leakage benefitted the foregoing or their respective Affiliates);

(v)	any payment made by any Seller under this Clause 8 shall be deemed to constitute an adjustment to the portion of the Purchase Price allocable to the relevant Seller(s) and agree, to the extent permitted by applicable Law, to treat any such payment as such for all tax, accounting and financing reporting purposes.

(d)	Until ten (10) Business Days after the date on which the [redacted – commercially sensitive information] period referred to in Clause 8.2(b)(ii) has expired, C3 Finco undertakes to remain in good standing and to retain either (x) cash in immediately available funds and/or (y) assets representing an aggregate value of at least [redacted – commercially sensitive information] to fulfil, if and to the extent due, its obligations to repay any amount under this Clause 8.2. Upon the Purchaser’s reasonable request during the period referred to in this Clause 8.2(d), C3 Finco shall promptly provide such evidence (for instance extracts of bank accounts) as the Purchaser may reasonably request to demonstrate its compliance with the obligations set out in this Clause 8.2(d).

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8.3	Permitted Payments

(a)	The Sellers Agent shall keep the Purchaser reasonable informed as to the incurrence of the Permitted Payments contemplated by Clauses (iii) (in relation solely to advisor fees), (v), (vi)(d), (ix), (x), (xi), (xiii) and (xvi) of the definition of Permitted Payments.

(b)	Upon the aggregate amount in respect of (iii) (in relation solely to advisor fees), (ix) and (x) of the definition of Permitted Payments exceeding in the aggregate [redacted – commercially sensitive information] (plus VAT, if any), the Sellers Agent shall promptly inform the Purchaser of such fact and shall, without prejudice to the other terms of this Agreement, engage in good faith discussions with the Purchaser to consider and implement procedures to minimize further expenses subject always to the Parties’ obligations to comply with the other terms of this Agreement.

9.	PRE-COMPLETION UNDERTAKINGS

9.1	Conduct of business up to Completion

(a)	During the period from the date hereof up to and including the Completion Date, except:

(i)	as set forth in Schedule 9.1;

(ii)	as may be expressly permitted or required by this Agreement or as may be necessary to implement the transactions contemplated in this Agreement;

(iii)	for any commercially reasonable action undertaken in the case of an emergency or disaster or other serious incident or circumstance with the intention of minimising any adverse effect on the relevant Group Company provided that each Group Company shall consult with the Purchaser in good faith before taking any such actions where legally and practically possible, and shall provide the Purchaser with prompt written notice following the taking of any such actions);

(iv)	to the extent necessary to comply with applicable laws or as required by a contractual obligation existing on the Put Option Date and Fairly Disclosed;

(v)	for any transaction qualifying as a Permitted Payment;

(vi)	[redacted – commercially sensitive information];

(vii)	for any transactions between only Group Companies;

(viii)	for any action which is contemplated in the annual budget or business plan of the Group and Fairly Disclosed; or

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(ix)	as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld or delayed, having due consideration for the interests of the Group Companies), the Company and each Seller shall, to the extent reasonably possible under its respective powers and permissible under applicable Laws, use its best efforts to ensure that (A) each Group Company conducts its business in the ordinary course of business and (B) does not take any of the following actions:

(i)	amending, restating or rescinding its Organizational Documents (other than non-material changes to the terms and conditions of the R Shares which will not adversely affect the Purchaser’s interests);

(ii)	adopting a plan of complete or partial liquidation, arrangement, dissolution, amalgamation, merger, consolidation, restructuring, recapitalization, winding up or other reorganization, liquidation or dissolution of any Group Company, or resolutions providing for the same, or filing a petition in bankruptcy under any applicable Laws on behalf of any Group Company, or consenting to the filing of any bankruptcy petition against any Group Company under any applicable Laws;

(iii)	undertaking any capital reorganization;

(iv)	altering its issued share capital or declaring, setting aside, making or paying any dividend (whether interim or final) or other distribution of profit or reserves or in respect of its share capital (in cash or otherwise), or purchasing or redeeming any shares in its share capital, other than to another wholly-owned Group Company;

(v)	issuing, granting, delivering, selling, pledging or otherwise encumbering, or authorizing the issuance, grant, delivery, sale, pledge or other encumbrance or creating any derivative interest in, any securities of any Group Company or other equity or voting interests, or any call rights, puts, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights, or similar rights exercisable or exchangeable for or convertible into, or otherwise evidencing a right to acquire such securities or other equity or voting interests, or any stock or equity appreciation rights, restricted stock, preemptive rights, phantom equity awards or any rights that are linked to the price or the value of the Company Shares, other than to another wholly-owned Group Company;

(vi)	disposing or transferring any assets or acquiring any assets, for a consideration, in an individual amount exceeding [redacted – commercially sensitive information]or in aggregate, exceeding [redacted – commercially sensitive information];

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(vii)	making an investment, for a consideration, in an individual amount exceeding [redacted – commercially sensitive information] or in aggregate exceeding [redacted – commercially sensitive information];

(viii)	increasing global employment cost to company by more than [redacted – commercially sensitive information] (excluding any cost increase resulting from past practices in the ordinary course of business, increase as a result of a change in law or the application of an existing legal or contractual obligation (including annual mandatory negotiations with employee representatives set out in the applicable law or collective bargaining agreement in force from time to time));

(ix)	hiring or terminating (licencier) (other than for cause or breach of contract including this Agreement) any employee (salarié) or individual service provider with annual compensation in excess of [redacted – commercially sensitive information] (other than employees whose compensation is commission based) provided that nothing shall prevent any Group Company from hiring any individual to replace an employee who has left or given notice to leave the relevant Group Company, provided further that the compensation of such replacement does not materially exceed that of the departing individual;

(x)	amending or modifying in any material respect, or terminating or waiving any material right under, any customer or supplier contract to which any of the Group Companies is party and under which it is expected that the Group will have to fulfil obligations or will receive benefits amounting to more than [redacted – commercially sensitive information] except in the ordinary course of business;

(xi)	waiving, releasing, abandoning, letting lapse, granting or transferring any material right under, or amending, modifying or changing in any material respect, any existing material license or right to use the intellectual property of a third party, which is material to the business of the Group taken as a whole;

(xii)	entering into any transaction between a Group Company and the Sellers or any of its Affiliates which is not on arm’s length terms;

(xiii)	giving any guarantee, indemnity or other agreement to secure, or incur financial obligations with respect to, an obligation of another person (other than another Group Company), which is in excess of, and if called, would result in a cost to any Group Company in excess of, [redacted – commercially sensitive information]. For the avoidance of doubt, this covenant shall not cover the granting, contracting or subscribing of any advance payment bonds, performance bonds or mechanical guarantee

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bonds in the context of new or existing projects contracted by the Group Companies;

(xiv)	settling, releasing, discharging or compounding any litigation or arbitration proceedings or waiving a right in relation thereto for an individual amount in excess of [redacted – commercially sensitive information];

(xv)	making any material change in any Group Company’s methods of accounting, except as required by concurrent changes to applicable accounting standards, applicable Law or required by the relevant statutory auditors;

(xvi)	incurring any material indebtedness for borrowed money (including under financial leases or through the issuance of debt securities) in excess of the Authorised Indebtedness, or request or agree any adverse change to the terms of the Existing Facilities Agreements;

(xvii)	making any material change to any Group Company's Tax policies, practices, positions, elections, methods of reporting or methods of accounting for Tax purposes (including any change in the jurisdiction in which any Group Company is resident for Tax purposes), except as required by applicable Law or administrative practice of a Governmental Authority;

(xviii)	[redacted – commercially sensitive information];

(xix)	[redacted – commercially sensitive information]; and

(xx)	committing in writing to take any of the actions set forth in the foregoing paragraphs (i) to (xviii).

(b)	For the purposes of granting any consents which may be requested by the Sellers Agent or the Other Sellers Agent (in respect of the latter, if and to the extent the request was priorly approved by the board of the Company and with copy to the Sellers Agent) (email being sufficient) pursuant to this Clause 9.1, the Purchaser hereby designates David Snarch with immediate effect and represents and warrants to, and agrees with, the Sellers that David Snarch shall have full capacity and right to give any such consents on behalf of the Purchaser during the term of this Agreement. Within three (3) Business Days as from the receipt of any request for consent by the Sellers Agent or the Other Sellers Agent in accordance with the foregoing (with copy to the Sellers Agent) (email being sufficient), the Purchaser shall have the right (taking into account the corporate interest of the relevant Group Company) to notify the Sellers Agent and, as applicable (depending on who issued the relevant request for consent), the Other Sellers Agent (email being sufficient) that it objects to the proposed action (which notice of objection shall indicate its reasons for so objecting) If the Purchaser has not notified the Sellers Agent and as applicable (depending on who issues the relevant request for consent), the Other Sellers Agent of its objection to a proposed action

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within such period of three (3) Business Days, the Purchaser shall be deemed to have consented to such proposed action.

9.2	Intra-group Agreements

Except (i) for the CNES Agreements or (ii) for employment, director or similar agreements as contemplated by the definition of Management Permitted Payments, or (iii) as notified by the Purchaser to the Sellers Agent at least five (5) Business Days prior to Completion, each Seller undertakes to terminate or cause the termination by any of its Affiliates of any and all arrangements entered into between (i) a Group Company and (ii) he/she/it or one of its Affiliates, at the latest on the Completion Date and at no costs for the relevant Group Company.

9.3	Access and information

To the extent permitted under applicable Laws, from the date of this Agreement and until Completion, upon reasonable written request of the Purchaser, subject to reasonable prior notice, each Seller shall use its best efforts to permit and facilitate reasonable access to the Purchaser and its advisers during normal business hours to the books and records of the Group Companies (and, subject to the prior written consent of the president of the Company (and under its supervision), to the premises of the Group Companies) for the purposes of preparing for the Completion, integration planning and securing the W&I Policy, provided that such access shall not interfere with the normal business and operations of the Group Companies. Notwithstanding the foregoing, the Sellers shall not be required to provide access to any information which it reasonably believes that it may not provide to the Purchaser by reason of confidentiality undertakings with a third party or if such access or communication would breach applicable Laws.

9.4	Financing cooperation

(a)	From the date of this Agreement and until Completion, in each case subject to all applicable legal and regulatory requirements, each Seller (within the limits of his/her/its respective powers as shareholder, director or manager of the Group Companies) shall use its respective reasonable endeavours (which shall not require any Seller to incur any costs, expenses or liability and only to the extent they are lawfully able) to instruct the relevant Group Companies, at the sole expense of the Purchaser, to provide such reasonable cooperation in connection with the arrangement, rating and/or syndication of the financing sought by the Purchaser or its Affiliates in connection with the transaction contemplated under this Agreement (the Financing) as may be reasonably requested by the Purchaser (in each case, with reasonable notice, at reasonable times, locations and intervals), including:

(i)	cooperate in the preparation and presentation of a reasonable number of meetings including presentations, conference calls, drafting sessions and due diligence sessions; and

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(ii)	make available such information, including financial information or data (including as required for any pro forma financial statement), as the Purchaser may reasonably request in connection with the preparation of any marketing materials, offering documents, prospectuses, registration statements, offering memorandums, bank information memorandums and similar documents (collectively, the Financing Materials) and assist in the preparation of the Financing Materials, provided that no Seller nor any Group Company shall have any responsibility or liability for the contents of any Financing Materials or any offering or disclosure made by the Purchaser or its Affiliates, and except in relation to any information concerning only the Group or the applicable Seller furnished to the Purchaser by a Seller, the Purchaser shall indemnify and hold them harmless in respect thereof in accordance with Clause 9.4(b).

(iii)	if available, provide the Purchaser with the financial statements required to be provided to the Financing Parties pursuant to any commitment letter entered into by the Purchaser or its Affiliates and the Financing Parties party thereto;

(iv)	furnish to the Purchaser and the Financing Parties, at least seven (7) Business Days prior to the Completion Date, all documentation and other information, to the extent available, about the Sellers and the Group Companies requested by Purchaser for purposes of satisfying customary requirements of bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations applicable to the Financing Parties; and

(v)	permit the customary and reasonable use of the Group Companies’ logos and trademarks in connection with preparation of customary marketing materials to be used in connection with the syndication of the Financing.

provided that such cooperation shall not be required to the extent it would:

(i)	interfere unreasonably with the business or operations of any of the Group Companies or result in any action which would prejudice any Seller’s rights under this Agreement;

(ii)	require any of the Group Companies or their management to take any action that will conflict with or violate any Group Company’s Organizational Documents or any laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which any Group Company is a party (including the Existing Facilities Agreements and any other document relating to the Group Indebtedness), it being further specified, for the avoidance of doubt, that nothing herein shall require the

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provision of commercially sensitive information and/or confidential information in breach of applicable competition Laws;

(iii)	require any Group Company to: (x) enter into or approve the Financing (or any agreement or document relating to the Financing); or (y) commit to take any action that would be effective, in each case prior to the Completion Date; or

(iv)	entail any responsibility or liability for the Sellers, their respective Affiliates and the Group Companies (and/or any of their respective directors, officers or employees).

(b)	The Purchaser shall indemnify and hold harmless each Group Company, each director, officer, employee, adviser and representative of the Group Companies and each Seller (except in the case of their own fraud) from and against any and all liabilities, costs, claims, interest, awards, judgments and penalties suffered or incurred by them or their respective Affiliates in connection with the Financing (and/or any action undertaken to comply with their respective undertakings pursuant to this Clause 9.4) and any information utilized in connection therewith in each case prior to or on the Completion Date.

(c)	The Purchaser shall promptly, upon request by the Sellers Agent, reimburse the Group Companies for out-of-pocket costs and expenses incurred by them in connection with such Group Company’s cooperation pursuant to the foregoing (including those incurred in connection with the preparation of the Financing Materials).

(d)	Notwithstanding anything in this Agreement to the contrary, each Seller acting on his/her/its behalf and on behalf of his/her/its Affiliates, solely in respect of, and to the extent relating to, the Financing (and not in respect of any claim, right or obligation arising under this Agreement) hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any Financing Party providing financing, arising out of or relating to the Financing (for the avoidance of doubt, other than any proceeding arising out of or relating to this Agreement) shall be subject to the laws governing the Financing documentation and to the exclusive jurisdiction of the competent courts under the Financing documentation, so long as such forum is and remains available, and any appellate court thereof, (b) agrees that any such proceeding shall be governed by the laws governing the Financing documentation (without giving effect to any conflicts of law principles that would result in the application of the laws of another state or province), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the laws of France), (c) agrees that service of process upon such Person in any such proceeding shall be effective if notice is

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given in accordance with Clause 24, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties in any way arising out of or relating to the Financing, (e) agrees that none of the Financing Parties will have any liability to any Seller or any of its Subsidiaries or any of its respective Affiliates or representatives (for the avoidance of doubt, not including Purchaser and its Subsidiaries and the Group Companies following Completion) relating to or arising out of this Agreement or the Financing and agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Clause 9.4(d), and that this Clause 9.4(d) may not be amended in a manner materially adverse to the Financing Parties without the written consent of the Financing Parties (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Clause 9.4(d) shall in any way limit or modify the rights and obligations of Purchaser under this Agreement, or any Financing Party’s obligations related to the Financing, or the rights and obligations of any Seller under this Agreement or the rights of the Seller and its Subsidiaries against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Completion Date.

9.5	Public announcements

During the period from the date of this Agreement to the Completion Date, neither any of the Sellers nor the Purchaser shall, or shall permit any of its Affiliates which it controls or any of its representatives or advisers to, issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement or the transactions contemplated herein without the prior written consent of the Purchaser, C3 Finco, CNES PARTICIPATIONS and the Other Sellers Agent (such consent not to be unreasonably withheld, conditioned, or delayed), except that each Party shall be permitted to make such public announcements as may be required by applicable Law in which case the disclosing Party shall consult in good faith with the Purchaser, C3 Finco, CNES PARTICIPATIONS and the Other Sellers Agent as to the timing, contents and manner of making any such press release, public announcement or other disclosure.

Without limiting the generality of the foregoing, (i) the Sellers acknowledge and agree that the Purchaser is a listed company on the Toronto Stock Exchange and on the New York Stock Exchange and, as such, the Purchaser declares it is required to file, in accordance with applicable Canadian securities laws, United States federal securities laws and SEC regulations, this Agreement, together with a material change report related thereto, under the Purchaser’s profile on SEDAR+ and EDGAR. The Purchaser will use its best efforts to redact to the maximum extent permitted by law any commercially or competitively sensitive information, the allocation of the Purchase Price among the Sellers, the identity of the Sellers and any other sensitive information from any disclosure of this Agreement made pursuant to this Clause as permitted by National Instrument 51-102 - Continuous Disclosure Obligation of the Canadian provincial

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securities regulators and the Securities Exchange Act of 1934 and prior to any such filing, the Purchaser shall provide a draft of the filing version to the Sellers Agent, the Other Sellers Agent and CNES PARTICIPATIONS reasonably in advance and shall take into account any reasonable comments thereon by the Sellers Agent, the Other Sellers Agent and CNES PARTICIPATIONS in respect of such redactions to the extent permitted by law and (ii) the Purchaser, Sellers Agent and the Other Sellers Agent will jointly prepare and agree on the content and the date of a press release announcing the transaction contemplated hereby; thereafter the Parties may make further public disclosure which is materially consistent with such press release without seeking the consent of the other Party.

9.6	Reorganisation

Subject to the prior written consent of the Sellers Agent (email being sufficient, which consent shall be deemed granted if and to the extent a transfer complies with the provisions of the Shareholders Agreement), any of Christophe Vassal, Stéphanie Limouzin or the Other Sellers (a Reorganisation Seller) shall be entitled before the date that is ten (10) Business Days before the Completion Date to:

(a)	donate all or part of his/her Sold Securities to his/her spouse, civil partner, partner and/or descendants and/or ascendants by blood or adoption and/or any non-profit organisation (fonds de dotation) in accordance with applicable law; and/or

(b)	contribute all or part of his/her Sold Securities to a personal holding company, subject to such personal holding company being, and remaining at any time up to Completion, wholly-owned by the relevant Reorganisation Seller (alone or together with his/her Affiliates) and exclusively managed by the relevant Reorganisation Seller,

(any such transfer effected by means of the foregoing being referred to as a Reorganisation and any transferee of Sold Securities by a Reorganisation Seller under any such Reorganisation being referred to as a Reorganisation Beneficiary), provided further that:

(i)	prior to the relevant Reorganisation, the relevant Reorganisation Beneficiary agrees to be irrevocably bound by (x) all the provisions of this Agreement and be considered as an Other Seller for all purposes of this Agreement (including for the purpose of the granting of the powers referred to in Clauses 18 and 19 to, respectively, the Sellers Agent and the Other Sellers Agent) through the delivery to the Sellers Agent, the Other Sellers Agent and the Purchaser of an unconditional adherence agreement to this Agreement and undertakes to transfer the Sold Securities it holds to the Purchaser upon the terms and subject to the conditions of this Agreement and (y) the terms and conditions of the Shareholders Agreement;

(ii)	the relevant Reorganisation Seller shall be, and remain at any time, jointly liable (co-débiteur solidaire) of any of his/her Reorganisation

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Beneficiaries’ obligations, covenants and undertakings under this Agreement;

(iii)	no authorisation or non-objection from any person or any Governmental Authority (including a juge des tutelles) is required in connection with any planned Reorganisation;

(iv)	the transfer of the Sold Securities by the relevant Reorganisation Beneficiary to the Purchaser pursuant to this Agreement (x) does not require any authorisation or non-objection from any person or any Governmental Authority (including a juge des tutelles) and (y) cannot be challenged by any person (including the Reorganisation Seller);

(v)	the concerned Reorganisation Seller serves a written notification to the Sellers Agent, the Other Sellers Agent and the Purchaser confirming the completion of the relevant Reorganisation procedure no later than eight (8) Business Days prior to the Completion Date (such notification to confirm the nature of Reorganisations implemented, the identity of the Reorganisation Beneficiaries as well as the number (per category) of Sold Securities transferred to each of them, and to include as attachments copies of the executed versions of the adherence agreements referred to in Clause 9.6(i)); and

(vi)	prompt notice of such Reorganization is given to the Purchaser which will not support any Tax as a result of this Reorganisation.

9.7	Transfers of Sold Securities prior to Completion

For the avoidance of doubt (but subject in any case to compliance with the provisions of any agreement entered into among the Sellers), any Seller shall remain free to transfer among each other Sold Securities up until the tenth (10th) Business Day prior to Completion and nothing herein shall prohibit, prevent or restrict any such ability of each Seller to complete any such transfer and pay the consideration in relation thereto prior to Completion (the Securities Interim Transfers).

Any such Securities Interim Transfers shall be completed and notified to the Sellers Agent and the Purchaser at the latest on the fifteenth (15th) Business Day prior to Completion (such notification to confirm the nature of the Securities Interim Transfers implemented, the identity of the transferees as well as the number (per category) of Sold Securities transferred to each of them).

9.8	Termination of the Shareholders Agreement

(a)	As from the date hereof, each of the Sellers undertakes (i) not to exercise any of its rights under any Shareholders Agreement or the Company’s Organizational Documents to the extent that they are reasonably likely to prevent, hinder or delay the completion of the transactions contemplated by this Agreement and (ii) hereby irrevocably and unconditionally acknowledges having no claim and waives any right or benefit or claim against the Company, the Group Companies, and the other parties to such Shareholders Agreement arising under or in accordance with or relating to any transfer restriction or any procedure

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set out in the Shareholders Agreement that may be triggered by, or that could prevent, delay or interfere with, any transaction contemplated in the Put Option and/or this Agreement (in particular liquidity, exit, pre-emption and consent provisions and any procedure, rule, restriction or notification requirement triggered thereby or in connection therewith), and (iii) hereby irrevocably confirms having granted or, as applicable, hereby irrevocably grants, all consents and approvals (including at the level of competent governance bodies) which may be required under the Shareholders Agreement or any other agreement for the purpose of the transactions contemplated under this Agreement.

(b)	Each of the Sellers acknowledges and accepts that such Shareholders Agreement shall automatically terminate at Completion, provided that all the transactions contemplated herein have been completed in compliance with this Agreement and notably Clause 7; in furtherance of the foregoing, each of the Sellers which is a party to the Shareholders Agreement acknowledges that with effect as from Completion, all of its rights under any such Shareholders Agreement, have been fully satisfied and that it has no claim and waives its rights (other than as may be required to enforce the last sentence of Clause 7.4(a)) in this respect against the Company, the Group Companies, and the other parties to such Shareholders Agreement, it being however specified that the acknowledgement and waiver set out in this Clause 9.8(b) shall not apply to a breach of the Shareholders Agreement occurring prior to Completion in respect of which a written claim has been notified to the relevant party, in accordance with the Shareholders Agreement, prior to the Completion provided that no such claim may be made against a Group Company after Completion and, following Completion, any such claim made against a Group Company is and shall be waived and released; and

it being further specified that under no circumstances shall a breach notification made in accordance with the foregoing be deemed to qualify, cancel or repudiate or be deemed a withdrawal of consent to the acknowledgement and waiver granted in Clause 9.8(a) above.

(c)	For the avoidance of doubt, this Clause 9.8 shall not require any of the Sellers to waive any of his/her/its rights under the Shareholders Agreement which is specifically referred to in, incorporated by reference in, or otherwise required to be complied with pursuant to, this Agreement (including, for the avoidance of doubt, in Clauses 7 and 22.3) (and nothing in this Clause 9.8 shall have the purpose (or otherwise the effect) of preventing any of the Sellers from benefitting and/or exercising any such rights).

(d)	Should this Agreement terminate and/or the transactions contemplated herein fail to be completed for any reason whatsoever, then the Shareholders Agreement shall remain in full force and effect and each of the Sellers which are parties to the Shareholders Agreement shall be

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automatically released from the undertaking set forth in Clause 9.8(a) above.

9.9	[redacted – commercially sensitive information]

9.10	IRS Form W-9

(a)	Each Seller that is a "United States person" within the meaning of Section 7701(a)(30) of the US Internal Revenue Code of 1986, as amended undertakes to provide to the Purchaser a duly completed and executed IRS Form W-9 (or any successor form), certifying that such Seller is not subject to backup withholding.

9.11	Specific Termination

(a)	The Company shall, and the Sellers shall, within the limits of their respective powers and rights, cause the Group Companies to, prior to Completion, (i) dispatch a termination notice substantially in the form set out in Schedule 9.11-1 (the “Termination Notice”) to each counterparty identified in Schedule 9.11-2 and (ii) [redacted – commercially sensitive information] (the Specific Termination).

(b)	Prior to Completion, the Company shall deliver to the Purchaser a written statement substantially in the form set out in Schedule 9.11-3, confirming (x) the dispatch of the Termination Notices to each of the counterparties identified in Schedule 9.11-2 and (y) [redacted – commercially sensitive information] as at the date of such written statement (the Specific Termination Statement). The Purchaser hereby acknowledges and agrees that the delivery of the Specific Termination Statement shall not be contingent upon, and shall not be prevented, delayed or otherwise affected by: (i) the expiry of any contractual or statutory notice period or other waiting period applicable to the termination of any such commitment, agreement or contract; or (ii) any dispute, claim, challenge or proceeding raised by any counterparty in relation to, or arising out of the termination by the relevant Group Company of any such commitment, agreement or contract.

(c)	The Company shall keep the Purchaser reasonably informed as to the status of the Specific Termination and shall not make, or commit to make, in respect of the Specific Termination, any single payment in excess of [redacted – commercially sensitive information]or payments in the aggregate in excess of [redacted – commercially sensitive information] without the prior written approval of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) unless such payment is (i) required under the terms of the commitment, agreement or contract with a counterparty identified in Schedule 9.11-2 or (ii) is required pursuant to a final and non-appealable court order or (iii) is payable pursuant to a settlement reasonably agreed with the relevant counterparty identified in Schedule 9.11-2 and consistent with the terms of this Clause 9.11, it being specified that neither the exercise of, nor any failure or refusal by the Purchaser to grant, any such approval shall prevent, delay or otherwise affect the delivery of the Specific

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Termination Statement in accordance with Clause 9.11(b). Other than the Termination Notices referred to in Clause 9.11(a), the Company shall provide to the Purchaser drafts of all material agreements and documents implementing the Specific Termination reasonably in advance of the consummation of the applicable portion thereof and the Company shall take into consideration any reasonable comments provided by Purchaser with respect thereto.

(d)	If this Agreement is terminated, the Purchaser shall forthwith (i) reimburse the Company for all out of pocket costs and expenses it incurred in connection with the Specific Termination and any costs incurred by the Company to unwind the Specific Termination; and (ii) indemnify the Company for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of the Specific Termination.

9.12	Insurance

Prior to Completion the Company shall, provided that the cost of such policies shall not exceed [redacted – commercially sensitive information] of the Company's current annual aggregate premium for director and officer insurance policies currently maintained by the Company, purchase customary “tail” policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the directors' and officers' liability insurance policies maintained by the Company which are in effect as of the date hereof. Such “tail” policies shall provide protection in respect of claims arising from facts or events which occurred on or prior to Completion and the Purchaser shall cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for a period of not less than 3 years.

10.	POST-COMPLETION UNDERTAKINGS

10.1	Access and retention of Records

(a)	The Purchaser shall grant to each of the Sellers Agent, CNES PARTICIPATIONS and the Other Sellers Agent, and shall procure that the Group Companies grant to each of the Sellers Agent, CNES PARTICIPATIONS and the Other Sellers Agent, upon reasonable written request from each of the Sellers Agent, CNES PARTICIPATIONS and the Other Sellers Agent and subject to reasonable prior notice to the Company’s president, reasonable cooperation and access (including the right to take copies at the own costs of the requiring Party), as needed, during normal business hours, with respect to management of the Group Companies and to books of account, books, records, accounts, other financial data, or records relating to the business, employees, tax matters or operations of the Group relating to the Group Companies in respect of the Tax periods prior to the Completion Date and the financial year during which Completion occurs (the Records), as may be reasonably necessary for

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such requiring Party (i) to prepare its tax returns and financial statements or (ii) to manage and handle its tax or social security audits or investigations or (iii) to conduct or defend any Tax claim or proceeding (provided that any such access or assistance shall be under the supervision of the Company’s president, shall be at the relevant Seller’s sole costs and expenses and shall not interfere with the normal business and operations of the Group Companies). Notwithstanding the foregoing, the Group Companies shall not be required to provide access to any information in the event such access or communication would, in the opinion of their external legal counsel, breach applicable Laws, right of privilege, or confidentiality obligations toward third parties.

(b)	The undertakings provided for in Clause 10.1(a) shall survive until the expiry of the later of (i) a period of five (5) years from the Completion Date (plus any additional time during which there is an ongoing tax or social security (or equivalent) audit or investigation with respect to periods prior to the Completion Date) and (ii) the expiry of the applicable statutory limitation periods for Tax matters in respect of pre-Completion periods.

(c)	The Purchaser (on its behalf and on behalf of the Group Companies) agrees to keep the Records reasonably accessible, and not to destroy or otherwise dispose of the Records (and any copies of the Records) for the duration provided for under Clause 10.1(b) without the prior written consent of C3 Finco, CNES PARTICIPATIONS and the Other Sellers Agent (which shall have the opportunity to remove and retain any of the Records at its own costs).

(d)	Any Records copied, remove or retained by C3 Finco, CNES PARTICIPATIONS, Sellers Agent, the Other Sellers Agent or any of their affiliates shall be kept in the strictest confidence and disclosed only to the extent legally required, with the releasing party providing (where legally permitted) prior notice to the Purchaser. Following the period referred to in Clause 10.1(b), all such Records copied, remove or retained shall be destroyed by the holder thereof.

10.2	Further actions

Following the Completion Date, each of the Sellers and the Purchaser shall execute all documents and take all necessary measures which any of the Parties may reasonably require of another Party in order to implement the provisions of this Agreement (provided, for the avoidance of doubt, that the undertakings referred to in this paragraph shall not require any of the Parties to breach any of its obligations under applicable Laws or contractual arrangements).

10.3	Non-solicitation

Each Seller expressly and irrevocably undertakes and agrees that it shall not, for a period of eighteen (18) months as from the Completion Date, either on its own account acting in any capacity, or in conjunction with or on behalf of any of its Affiliates, or third parties solicit, entice away or attempt to solicit or entice away, any Person who is Key Employee at Completion.

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Nothing in Clause 10.3 shall prevent or restrict any Seller, either on its own account or in conjunction with or on behalf of any of its Affiliates or third parties, from:

(i)	advertising any position of employment and recruiting any Person in response to such advertisement, or negotiating with or employing such Persons who themselves initiate any contact with such Seller; and/or

(ii)	recruiting at any time any Person who is no longer employed by the relevant Group Company.

11.	WARRANTIES OF THE SELLERS

11.1	Each Seller severally in respect of itself only and neither jointly nor jointly and severally (conjointement, mais non solidairement) hereby represents and warrants to the Purchaser, as at the Put Option Date, such representations and warranties being deemed to be repeated immediately before Completion by references to the facts and circumstances then existing, as if references in such representations and warranties to the date of this Agreement were references to the Completion Date (except those representations and warranties that are expressly made as at a specified date which shall only be made as at such date), as follows, it being further specified and agreed that:

(i)	the representations and warranties of the Sellers set forth in Clauses 11.1(a), 11.1(b) and 11.1(d) to 11.1(f) are made by each Seller (and under Clause 11.1(f), in respect only of the Company Securities it transfers to the Purchaser) on an individual basis, neither severally, nor jointly nor jointly and severally (individuellement, et sans responsabilité conjointe ou solidaire); and

(ii)	the representations and warranties of the Sellers set forth in Clauses 11.1(c), 11.1(g) and 11.1(h) are made by all the Sellers on a several basis, neither jointly nor jointly and severally (conjointement, mais non solidairement) (in which case any liability thereunder shall be borne by all Sellers in proportion to their Relative Portion).

(a)	Organisation, authorisation and validity

(i)	If the Seller is not an individual, it is duly incorporated and is validly existing under the Laws of its jurisdiction of incorporation or formation. The entering into of this Agreement and the performance of its obligations under this Agreement have been duly authorised by all requisite corporate bodies of such Seller.

(ii)	If the Seller is an individual and married or has entered into a pacte civil de solidarité (or equivalent), no authorisation or consent of such Seller’s spouse or partner is required for the sale of such Seller’s Sold Securities under this Agreement or any

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such authorisation or consent has been obtained or will be obtained at the latest on the Completion Date.

(iii)	Each Seller has the legal capacity and power to enter into the Agreement and any other documents to be entered into pursuant to this Agreement and to perform its obligations hereunder.

(iv)	This Agreement has been validly executed by such Seller (or an authorised and duly empowered representative thereof), and constitutes a valid and binding agreement, enforceable against such Seller in accordance with the terms herein.

(b)	No insolvency

No Seller is subject to any Insolvency Proceedings.

(c)	Broker

The negotiations relating to the Agreement and/or the operations provided for in the Agreement cannot give rise to a claim against any of the Group Companies or the Purchaser for the payment of brokers’ fees, commissions, fees or any other similar payment based upon arrangements made by or on behalf of the Sellers.

(d)	No conflict or breach

The execution, delivery and performance by such Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(i)	contravene, conflict with, or result in any violation or breach of the Organisational Documents of the Company or such Seller (to the extent that such Seller is not an individual); or

(ii)	so far as the Seller is aware, contravene, conflict with or result in a material violation or breach of any applicable Laws or regulation or any order, judgement or rule of any Governmental Authority which is applicable to the such Seller.

(e)	No governmental approval

Except for the obtaining of the Conditions Precedent and such consent or authorisation of, permit from, or declaration, filing or registration with any Governmental Authority the absence of which would not prevent the consummation of the sale of the Sold Securities, so far as such Seller is aware, no consent or authorisation of, permit from, or declaration, filing or registration with any Governmental Authority is required to be made or obtained by such Seller prior to Completion in connection with the entering into this Agreement and the consummation of the sale of the Sold Securities.

(f)	Ownership of the Sold Securities

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Each Seller will, on the Completion Date, be the sole owner and the valid holder of the Sold Securities listed opposite its name in Schedule (B) (as any of the same may be amended or supplemented in the Pre-Completion Statement), that it will sell to the Purchaser. Such Sold Securities will, on the Completion Date, be free from any Encumbrance.

(g)	The Company

(i)	The Company is a société par actions simplifiée duly incorporated and validly existing under the laws of France.

(ii)	There are no securities issued by the Company other than the Sold Securities and Retained Securities.

(iii)	The Company is not subject to any Insolvency Proceedings.

(iv)	The share capital of the Company is composed of 301,971,583 ordinary shares and 10,000 preferred shares which have been duly and validly issued and are outstanding as fully paid. The Company Securities, as more particularly set out in Schedule (B), represent all of the issued and outstanding securities in the capital of the Company. There are no issued, outstanding or authorized rights, subscriptions, warrants, options, restricted stock, restricted stock units, profits interests, phantom equity interests, equity appreciation rights or other equity-based awards, conversion rights, calls, pre-emptive, commitments or plans or agreements of any kind outstanding which require, or which may require, whether or not subject to conditions, the issuance or sale by the Company of any securities of the Company, including shares or any securities or rights convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire any securities of the Company.

(h)	CLS

(i)	CLS is duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(ii)	There are no securities issued by CLS other than as described in Schedule (B). Such securities will, on the Completion Date, be free from any Encumbrance.

(iii)	CLS is not subject to any Insolvency Proceedings.

11.2	No other representations and warranties

Except for the representations and warranties expressly and specifically provided for in this Clause 11 which supersede any and all earlier representations or warranties made by the Sellers or any Person on their behalf (without prejudice, exclusively among the parties thereto, to the terms of the Warranty Agreement), none of the Sellers, nor any other Person on behalf of any Seller, makes or shall be deemed to have made any representation or

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warranty to the Purchaser, whether express or implied and the Sellers hereby disclaim any such representation and warranty. The Purchaser acknowledges that no representations are made, nor warranties granted, with respect to any projections, business plans, estimates, budgets, opinions or other forecasts provided to the Purchaser, its Affiliates or their advisers.

11.3	Merger Control Regulations and Foreign Direct Investment Regulations

Notwithstanding anything to the contrary herein (and in particular in this Clause 11) and without prejudice to the Sellers’ covenants under Clause 6.2(c), the Purchaser hereby expressly acknowledges and agrees that:

(A)	it shall be solely responsible for the identification of any and all Antitrust Clearances and Foreign Direct Investment Clearances which may be required to be obtained to complete the transactions contemplated herein (and, more generally, for the assessment of the compliance of the terms hereof and transactions contemplated herein with all applicable Merger Control Regulations and Foreign Direct Investment Regulations); and

(B)	consequently, the Sellers do not grant any representations and warranties as to whether the terms hereof and/or transactions contemplated herein do comply with said Merger Control Regulations and Foreign Direct Investment Regulations and, in particular, whether the consummation of the transactions contemplated herein would require clearances or other approvals from Governmental Authorities pursuant to said regulations, other than those identified herein as Conditions Precedent.

12.	WARRANTIES AND COVENANTS OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers, as of the date hereof, as follows, such representations and warranties being deemed to be repeated immediately before Completion by references to the facts and circumstances then existing, as if references in such representations and warranties to the date of this Agreement were references to the Completion Date (except those representations and warranties that are expressly made as at a specified date which shall only be made as at such date), as follows:

12.1	Organisation, authorisation and validity

(a)	The Purchaser is a corporation validly organised and existing under the laws of the Province of Ontario, Canada. The entering into of this Agreement and the performance of its obligations under this Agreement have been duly authorised by all requisite corporate bodies of the Purchaser and any other consents (including from Governmental Authorities) required by the Purchaser to perform the transactions contemplated herein have been obtained.

(b)	The Purchaser has the legal capacity and power to enter into the Agreement and any other documents to be entered into pursuant to this Agreement and to perform its obligations hereunder.

(c)	This Agreement has been executed by an authorised representative of the Purchaser duly empowered and constitutes a valid and binding

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agreement, enforceable against the Purchaser in accordance with the terms herein.

12.2	No conflict or breach

The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with, or result in any violation or breach of the Organisational Documents of the Purchaser or (ii) contravene, conflict with or result in a material violation or breach of any applicable Laws or regulation or any order, judgement or rule of any Governmental Authority which is applicable to the Purchaser.

12.3	No governmental approval

Except for filing, consent or authorisation required to satisfy the Conditions Precedent, no consent or authorisation of, permit from, or declaration, filing or registration with any Governmental Authority is required to be made or obtained by the Purchaser, its Affiliates and/or the Group Companies prior to Completion in connection with the entering into this Agreement and the consummation of the acquisition of the Sold Securities other than the Purchaser’s continuous and periodic disclosure obligations under mandatory applicable Canadian and United States securities Laws.

12.4	Third-party consents

Unless otherwise expressly and specifically provided for in this Agreement no third-party consents are required to be made or obtained by the Purchaser in connection with the execution and delivery of this Agreement, or the performance of any of the transactions contemplated herein.

12.5	Financing

The Purchaser has, and will have, at Completion, sufficient cash on hand, available and committed lines of credit or other sources of immediately available funds to pay in full the Completion Payments. The Purchaser’s obligations under this Agreement are not subject to any condition regarding the Purchaser’s ability to obtain financing or any other funds.

12.6	No insolvency

The Purchaser is not subject to any Insolvency Proceedings.

12.7	Broker

The negotiations relating to the Agreement and/or the operations provided for in the Agreement (and/or their respective consummation) cannot give rise to a claim against any of the Group Companies or the Sellers for the payment of brokers’ fees, commissions, fees or any other similar payment based upon arrangements made by or on behalf of the Purchaser.

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12.8	Acknowledgement

(a)	The Purchaser acknowledges and confirms that it has freely and independently decided to enter into this Agreement and complete the transactions contemplated hereby. The Purchaser expressly acknowledges and confirms that it and its Affiliates are professional investors conducting equity investments in companies and that, prior to the execution of this Agreement, they, along with their legal, accounting, tax, business and other advisers, have carried out on their own a full independent and satisfactory due diligence of the Group and have independently decided that the level of information gathered in respect of the Group, its operations and activities was satisfactory and sufficient to enter into this Agreement and complete the transactions contemplated hereby. In this respect, the Purchaser acknowledges and agrees that it has been provided with a set of Disclosed Information and has been able to inform itself and assess the contents and extent of the Disclosed Information, in particular by asking any question which the analysis of the Disclosed Information might entail and by questioning the relevant directors, officers, employees and advisers of the Sellers or any Group Company. In furtherance of the foregoing, the Purchaser acknowledges and agrees that it assumes the risk of not being fully and comprehensively aware of information whose importance may be decisive for its consent (information dont l'importance est décisive du consentement) within the meaning of Article 1112-1 of the French Civil Code, without prejudice to its right under Articles 1137 et seq. of the French Civil Code.

(b)	The Purchaser further acknowledges and agrees that any Disclosed Information supplied by or on behalf of the Sellers or any Group Company shall not constitute a representation or warranty or guarantee as to the accuracy and/or completeness thereof by the Sellers (or their respective present or former directors, officers, employees, agents, representatives or advisors, the Sellers Representatives) and shall not in any manner whatsoever lead to any liability or obligation by the Sellers or any of the Sellers Representatives. Consequently, the Purchaser undertakes on its behalf, and on behalf of the Group Companies, to the Sellers (for themselves and any of the Sellers Representatives) that it will not bring or pursue any claim (either directly or through any other person including without limitation any Group Company) against such Persons in respect thereof except in the case of fraud (fraude) or intentional misrepresentation (dol).

(c)	Except as expressly set forth in this Agreement and the Warranty Agreement, the Sold Securities and the Group Companies are transferred ‘as is’, and neither the Sellers nor the Sellers Representatives make any representation or warranty, either express or implied, oral or written, of any kind whatsoever with respect to the Sold Securities, any other securities or other instruments of any nature (including debt securities, rights giving access to the share capital, split ownership rights and any similar instruments) issued by the Group Companies, any of the

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Group Companies (including any implied warranty or representation as to condition, merchantability, sufficiency or suitability of any of the assets or properties of the Group Companies) or any of the transactions contemplated hereby (including as to the accuracy or completeness of any information provided to the Purchaser or its representatives). In particular, the investment structure retained by the Purchaser and the financing thereof shall be the sole and exclusive responsibility of the Purchaser, its shareholders and Affiliates, notwithstanding any discussions, exchange of information and/or advice between the Purchaser or any of its representatives and the Sellers and/or the Group Companies (and/or any of their respective representatives). In furtherance of the foregoing, to the fullest extent permitted by applicable Law, the Purchaser hereby irrevocably waives the benefit of any warranties generally available to purchasers under applicable Law, including under Articles 1626, 1641 and 1643 of the French Civil Code.

12.9	Warranty Agreement and W&I Policy

(a)	The Purchaser acknowledges and agrees that it has freely and independently decided to enter into the Warranty Agreement with those specific officers of the Company who are signatories thereto. The Purchaser acknowledges and agrees that the Warranty Agreement shall have no impact whatsoever on, and shall not form part of, directly or indirectly, this Agreement, it being specified that any reference to the Warranty Agreement in this Agreement is made for identification purposes only and shall not be construed as incorporating the Warranty Agreement (or any of its terms) into this Agreement.

(b)	The Purchaser takes full responsibility for the adequacy and sufficiency, for its own purposes, of the Warranty Agreement and, as the case may be, of the warranty and indemnity insurance policy to be incepted in connection therewith (the W&I Policy). The validity, enforceability and collectability risk in respect of the Warranty Agreement and/or, as the case may be, the W&I Policy shall be borne exclusively by the parties thereto and shall, in particular, have no impact whatsoever on the validity or enforceability of this Agreement or on the exclusions or limitations of liability of the Sellers under this Agreement.

(c)	Without prejudice to the other limitations and exclusions of the Sellers' liability set out herein, the Purchaser acknowledges and agrees that its sole remedy in the event of any breach or inaccuracy of any of the representations and warranties of the warrantors under the Warranty Agreement shall lie solely under the Warranty Agreement and the W&I Policy, and not against any Seller or any of the Sellers Representatives (in their capacity as such) or otherwise under the terms of this Agreement.

(d)	The Purchaser expressly acknowledges and agrees that any inability of the Purchaser to (i) obtain the W&I Policy, (ii) maintain in effect the Warranty Agreement and/or the W&I Policy, or (iii) pursue or obtain any remedy or insurance proceeds under the W&I Policy and/or the

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Warranty Agreement in respect of any breach of any of the representations and warranties of the warrantors thereunder – whether by reason of the relevant representation and warranty being excluded from coverage, the insured amount being insufficient, any deductible being applied, any exclusion being applicable, or for any other reason whatsoever (including, without limitation, where the W&I Policy and/or the Warranty Agreement is or becomes invalid, unenforceable or uncollectable due to the insolvency, breach or default of any person) – shall neither affect the validity, enforceability or terms of this Agreement, nor in any way increase the liability of the Sellers under this Agreement.

13.	REPAYMENT

13.1	Repayment obligations of the Sellers

(a)	As from, and subject to, Completion, each of the Sellers shall repay to the Purchaser a portion of the Purchase Price determined in accordance with the terms of this Agreement for an amount equal to a portion of any Loss actually suffered by the Purchaser (including Loss attributable to the Group Companies, being in the case of such Loss attributable to the Group Companies, the amount of such Loss multiplied by the Liability Ratio) as a result of any breach of any representations, warranties or covenants of the Sellers set forth in this Agreement. As from Completion, the right to repayment of Losses provided for in this Clause 13 shall be the exclusive remedy of the Purchaser for any breach by a Seller of the provisions of this Agreement, save for the obligation to repay any Leakage Amount pursuant to Clause 8.2, and the Purchaser expressly and irrevocably waives the provisions of Articles 1217, 1221 and 1230 of the French Civil Code in this respect.

For the avoidance of doubt, the repayment obligations of the Sellers under this Clause 13.1 are made neither jointly nor jointly and severally (ni conjointement, ni solidairement).

(b)	Limitations of Sellers’ obligations

(i)	Except in the case of fraud (fraude) or intentional misrepresentation (dol), the liability of each of the Sellers with respect to any claims under the Agreement (and without prejudice to Clause 8.2), shall terminate on the date which is two (2) years after the Completion Date. No claim served by the Purchaser after such date shall be taken into consideration by any of the Sellers and, for the avoidance of doubt, any such claim would be invalid.

(ii)	In the event of a breach of any provision of this Agreement by any of the Sellers, the Purchaser shall not be entitled to terminate this Agreement or any of the transactions contemplated therein but shall only be entitled to claim damages in accordance with this Clause 13 in respect of such matter, without prejudice to the provisions of Clause 16.

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(iii)	In calculating the amount of a Loss suffered by the Purchaser as a result of a breach of this Agreement, the amount of any corresponding Tax Relief available to the Purchaser or any relevant Group Company shall be deducted.

(iv)	The aggregate liability of the Sellers (collectively) under this Agreement shall not exceed an amount equal to the Purchase Price and the aggregate liability of any Seller (individually) under this Agreement shall not exceed an amount equal to that of its Seller Portion of the Purchase Price.

(v)	No claim may be made against C3 Finco, CNES PARTICIPATIONS or Stéphanie Limouzin in relation to this Agreement unless it is made, and judicial proceedings are pursued, against all of C3 Finco, CNES PARTICIPATIONS and Stéphanie Limouzin (to the extent they may be liable for such breach).

(vi)	If the same facts, matters or circumstances give rise to the breach of more than one of the representation, warranty or covenant of any Seller set forth in Clauses 8, 9.1 and 11, or of any other provision herein, such facts, matters or circumstances shall give rise to a single repayment under this Clause 13 but shall not give rise to repayment more than once and accordingly the liability of the Sellers in relation thereto may only be sought once in respect of the Loss deriving therefrom.

(vii)	The Sellers shall have no repayment obligations under this Clause 13 for any Loss (or any portion thereof) to the extent the Loss directly results from or is attributable to any of the following:

(A)	such Loss is contingent unless and until such contingent Loss becomes an actual Loss and is due and payable provided that, if the Sellers Agent is notified of such contingent Loss within the time period contemplated by 13.1(b)(i), the time period contemplated by 13.1(b)(i) shall be extended to the date that is six months following the date the Loss becomes an actual Loss and is due and payable;

(B)	(a) an allowance, provision or reserve has been made (without double counting) in the Accounts but only to the extent of such allowance provision or reserve, or (b) the underlying facts of which were noted or referred (without double counting) and Fairly Disclosed in the Accounts (including the explanatory notes thereof);

(C)	any act or voluntary omission of the Purchaser or any of its Affiliates (including, as from the Completion, any of the Group Companies), including a change in the accounting principles or Tax policies, bases or practices

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of any of the Group Companies, a reorganisation, a winding up or cessation of any activity, a change in the nature or conduct of any activity carried out by any Group Company, unless undertaken to remedy any breach of this Agreement;

(D)	any act or voluntary omission of any Seller or any of their respective Affiliates (including, as applicable, prior to Completion, any of the Group Companies) to the extent required under this Agreement or undertaken (or not undertaken) at the request or with the written approval of the Purchaser;

(E)	the passing of, or any change (even with a retroactive effect) in, any Law (including the accounting principles) or any change in interpretation on the basis of case law or administrative practice after the date hereof;

(F)	such Loss is a result of any change, in and of itself, in the valuation of any asset or liability after the Completion Date, to the extent not related to another breach hereunder or the action of the Seller or a Group Company before the Put Option Date, or in the accounting principles or in the Tax policy applied by a Group Company after the date of the Agreement; or

(G)	that it would not have arisen but for, or has been increased or not reduced as a result of, any change in the rates of Taxation in force at the date of this Agreement or any imposition of any Taxation or any withdrawal of relief not in effect at the date of this Agreement;

(H)	is caused or increased as a result of the Purchaser or any of its Affiliates not complying with their obligations under this Agreement or any other document, certificate and instrument being delivered pursuant to this Agreement or with the Law;

(I)	such Loss is incurred by a Group Company which is no longer a member of the Purchaser group (save for such Loss for which a claim notice has been served prior to such change of control) provided that this exclusion shall not apply in the case that the Purchaser or its Affiliates are held directly or indirectly liable to another as a result of such Loss.

(viii)	No Seller shall have any repayment obligations unless:

(A)	a claim (including the Purchaser’s reasonable assessment of the Loss and corresponding claimed amount and all appropriate details) has been notified by the Purchaser to the concerned Seller(s) (with a copy to the Sellers Agent)

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in writing within the relevant applicable notice period provided for herein,

(B)	to the extent not agreed by the relevant Seller(s), judicial proceedings have been brought against the relevant Seller(s) within six (6) months after such Seller(s) being notified of such claim pursuant to Clause 13.1(b)(viii)(A); and

(C)	in the case of a breach of warranty, Completion has occurred.

(ix)	The Purchaser shall, and shall procure that its Affiliates (including, as from Completion, the Group Companies) shall, take all reasonable steps and proceedings and give all reasonable assistance, by each of their directors and officers in order to avoid or mitigate any Loss, including making and prosecuting diligently and in good faith any claim that it, its Affiliates or the Group Companies may have against any third party or pursuant to any insurance policies, failing which each of the Sellers shall be relieved of its repayment obligations under the Agreement for the portion of the Loss increased by the Purchaser’s failure to mitigate the Loss in accordance with the foregoing. The Purchaser shall keep the Sellers Agent, CNES PARTICIPATIONS and Other Sellers Agent regularly informed of such efforts.

(x)	If a breach of any of the representations and warranties of or covenants under (or any other provision of) this Agreement occurs, then, to the extent that such breach is capable of being remedied, the relevant Seller shall be afforded a reasonable opportunity, being in any event twenty (20) days or such longer period as is reasonable under the circumstance, to remedy the subject matter of the breach (provided that the Sellers are using reasonable efforts to remedy such breach and such breach is capable of remedy) and the Purchaser shall, procure to such Seller the assistance and the cooperation he/she/it may reasonably request in order to accomplish whenever possible such remediation.

(c)	Inspection rights of the Sellers

Upon either Seller’s reasonable request, the Purchaser shall allow, and shall procure that the relevant Group Company allows, the Sellers and their respective Sellers Representatives to reasonably investigate the fact, matter or circumstance alleged to give rise to a claim hereunder and whether and to what extent any amount is payable in respect of such claim, and the Purchaser shall give, and shall procure that the relevant Group Company gives (subject to any confidentiality obligations owed at Law or to third parties), all such reasonable information and assistance, and the right to examine and copy or photograph any assets,

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accounts, documents and records, as the Sellers or their accountants or professional advisers may reasonably request. The Sellers agree to keep all such information strictly confidential and only to use it for the purpose of the considered claim (provided that any of the foregoing (i) shall be at the relevant Sellers’ sole costs and expenses, (ii) shall in no event interfere with the normal business and operations of the Group Companies and (iii) shall not require the Purchaser or any of the Group Companies (or any of their respective directors and employees) to provide access to any information which it reasonably believes that any such access or communication would breach applicable Laws or contractual obligations).

(d)	Adjustment to the Purchase Price

For the sake of clarity, any repayment made by any Seller under this Clause 13 shall constitute an adjustment to the portion of the Purchase Price allocable to the relevant Seller(s) and the relevant Seller(s) and, to the extent permitted by applicable Law, the Purchaser agree to treat any repayment as such for all tax, accounting and financing reporting purposes.

(e)	Payments

(i)	The payment of any sum due by any Seller to the Purchaser under this Clause 13 shall be made within thirty (30) days of the date when the amount of the relevant Seller’s liability to the Purchaser shall have been finally determined pursuant to either an amicable settlement between the Purchaser and the relevant Seller or an enforceable decision of a court of competent jurisdiction (décision définitive ayant autorité de chose jugée), it being specified that, if any payment is made by the Sellers to the Purchaser under this Clause 13.1(e) following the issuance of an enforceable decision of a court of competent jurisdiction (décision définitive ayant autorité de chose jugée), and such decision is subsequently revoked, repealed, rescinded, declared void, cancelled, or otherwise set aside by a final and non-appealable decision (décision définitive purgée de toute voie de recours), the Purchaser shall reimburse the Seller for the amount paid within ten (10) Business Days of the issuance of such final and non-appealable decision.

(ii)	If any Seller pays an amount in discharge of any claim under this Agreement and the Purchaser (or any of its Affiliates, including any Group Company) subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party an amount in respect of the same Loss, the Purchaser shall promptly pay in cash to the relevant Seller(s) the lesser of (x) the amount so recovered and (y) the amount previously paid by the relevant Seller(s) to the Purchaser in respect of such Loss.

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14.	FORMER DIRECTORS

14.1	Except in the case of fraud (fraude) or intentional misrepresentation (dol), the Purchaser shall not, and shall cause its Affiliates (including as from Completion, the Group Companies) not to, claim against any Resigning Directors (including for any management decisions adopted or implemented by any of the Group Companies prior to Completion Date) or otherwise seek the liability of any Resigning Directors in that respect.

14.2	Except in the case of fraud (fraude) or intentional misrepresentation (dol), in furtherance of the foregoing, the Purchaser shall, and shall procure that its Affiliates (including as from Completion, the Group Companies) shall:

(a)	discharge each Resigning Director from any liability (whether statutory, contractual or otherwise) he/she/it may have toward the Purchaser or any Group Company for any decisions and/or actions he/she/it has adopted, taken or implemented before the Completion Date;

(b)	hold such Resigning Directors harmless against the consequences of any such claim from the Purchaser or any of its Affiliates, including through any appropriate insurance policies of the Group pre-existing the Completion Date;

(c)	approve the resignation of the Resigning Directors resigning on the Completion Date and grant them unconditional and irrevocable discharge as provided for in Clause 7.3(c); and

(d)	to the extent required, procure that the publication and registration formalities relating to the resignation of those of the Resigning Directors resigning on the Completion Date be implemented as soon as possible after the Completion Date and in any event before the expiry of a one-month period as from the Completion Date.

14.3	Each Resigning Director is expressly intended as third-party beneficiary of the provisions of this Clause 14, it being agreed and acknowledged that any such Resigning Director shall be deemed to have accepted the aforementioned undertakings of the Purchaser (stipulation pour autrui) in accordance with the provisions of Articles 1205 and 1206 of the French Civil Code which therefore shall be irrevocable.

15.	NO RECOURSE AGAINST THIRD PARTIES

15.1	All claims or cause of actions that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the persons that are expressly identified as parties hereto.

15.2	No person who is not a named party to this Agreement, including without limitation any director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, adviser or representative of any named party to this Agreement (Non-Party Affiliates), shall have any liability (whether in contract, in tort or otherwise) for any obligations or liabilities arising under,

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in connection with or related to this Agreement or any other agreement, certificate or other document in relation thereto or for any claim based on, in respect of, or by reason of this Agreement or any other agreement, certificate or other document in relation thereto or their negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this provision of this Agreement, it being agreed and acknowledged that any such Non-Party Affiliates shall be deemed to have accepted the aforementioned undertakings (stipulation pour autrui) in accordance with the provisions of Articles 1205 and 1206 of the French Civil Code, which shall therefore be irrevocable.

15.3	Except in the case of fraud (fraude) or intentional misrepresentation (dol), on their part, no individual who in his/her capacity as agent, legal representative or otherwise, signs this Agreement or any agreement, certificate or other document in relation therewith on behalf of any Party hereto (a Non-Party Individuals) shall have any liability for any obligations or liabilities arising under, in connection with or related to this Agreement or any agreement, certificate or other document in relation therewith, or for any claim based on, in respect of, or by reason of this Agreement or any agreement, certificate or other document in relation therewith, or their negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Individual. Non-Party Individuals are expressly intended as third party beneficiaries of this provision of this Agreement, it being agreed and acknowledged that any such Non-Party Individuals shall be deemed to have accepted the aforementioned undertakings (stipulation pour autrui) in accordance with the provisions of Articles 1205 and 1206 of the French Civil Code, which shall therefore be irrevocable.

16.	TERMINATION

16.1	This Agreement may be terminated at any time prior to the Completion Date, by the written agreement of the Purchaser, the Sellers Agent and CNES PARTICIPATIONS.

16.2	If the Conditions Precedent are not all satisfied by the Long Stop Date, the following shall apply:

(a)	as from the day immediately following the Long Stop Date, the Sellers Agent and CNES PARTICIPATIONS, shall be entitled, at their sole discretion, to:

(i)	unilaterally terminate this Agreement by joint written notice to the Purchaser hereto, without the need for a formal notice to comply (sans mise en demeure préalable) and without any liability on the part of any Party in connection with such termination (other than as a result of breach of this Agreement); or

(ii)	reset the Long Stop Date to the Extended Long Stop Date; and

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(b)	the Purchaser shall be entitled to unilaterally terminate this Agreement by written notice to the Sellers Agent and CNES PARTICIPATIONS but only as from the day immediately following the Purchaser Termination Date and only if the Conditions Precedent are not all satisfied by such date, it being specified that if the Conditions Precedent are not all satisfied by the Extended Long Stop Date and save as expressly otherwise agreed in writing between the Purchaser, the Sellers Agent and CNES PARTICIPATIONS, this Agreement shall lapse automatically and without further formalities, without liability on the part of any Seller in connection with such termination.

16.3	Furthermore, if any Governmental Authority issues a decision to deny a Foreign Direct Investment Clearance, as a result of which it is certain that the Conditions Precedent will not be satisfied on or prior to the Long Stop Date (or the Extended Long Stop Date, as applicable), the Sellers Agent and CNES PARTICIPATIONS shall be entitled to unilaterally terminate this Agreement at any time by joint written notice to the Purchaser, without the need for a formal notice to comply (sans mise en demeure préalable) and without any liability on the part of any Party in connection with such termination (other than as a result of breach of this Agreement).

16.4	If the Specific Termination Statement is not delivered at the latest on Completion, the Purchaser shall be entitled (with effect immediately prior to Completion), at its sole discretion, to unilaterally terminate this Agreement by written notice to the Parties hereto, without the need for a formal notice to comply (sans mise en demeure préalable) and without any liability on the part of any Party in connection with such termination (other than as a result of breach of this Agreement).

16.5	This Agreement may also be terminated by the Purchaser, at its sole discretion, in accordance with the provisions of Clause 7.4(c).

16.6	In the event of termination of this Agreement pursuant to Clause 16, all further obligations of the Signatories under this Agreement shall terminate without liability of any Signatory to the others, except those obligations set out in Clauses 1, 15, 16 and 18 to 35, which shall survive the termination of this Agreement for such a period as is necessary for each Signatory to perform its obligations under these Clauses. Termination of this Agreement by any Signatory shall not relieve any Signatory from any liability for any breach by such Signatory of this Agreement prior to such termination.

17.	ASSIGNMENT

17.1	Unless otherwise provided for in this Agreement, this Agreement is personal (intuitu personae) to the Signatories and accordingly no Signatory shall assign, transfer, delegate or subcontract in any manner whatsoever any of its rights and/or obligations under this Agreement without the prior written consent of the Sellers Agent, CNES PARTICIPATIONS and the Purchaser; provided that Purchaser shall have the right to pledge all or part of any amounts payable by the Sellers to the Purchaser under this Agreement, to any Financing Party (without any additional liabilities or obligations for the Sellers and without the

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liability of the Sellers to any pledge beneficiary being greater and/or more burdensome than its liability to the Purchaser), subject to prior written notice being given to the Sellers’ Agent of such granting of security interest.

17.2	By exception to the provisions of Clause 17.1, the Purchaser shall, upon prior written notice to the Sellers Agent and CNES PARTICIPATIONS, be entitled to substitute for itself any of its subsidiaries it wholly owns (the Substituted Entity) prior to Completion, provided that:

(a)	such prior written notice is sent to the Sellers Agent and CNES PARTICIPATIONS no later than ten (10) Business Days prior to the Completion Date;

(b)	the Purchaser shall remain bound by all the provisions under this Agreement;

(c)	the Purchaser shall be and remain jointly and severally (solidairement) liable with the Substituted Entity for the performance of its obligations under this Agreement (until such obligations have been fully performed and/or complied with);

(d)	the Purchaser shall promptly (and in any case no later than five (5) Business Days prior to Completion) provide the Sellers Agent and CNES PARTICIPATIONS with customary documents and information as may be reasonably required by the Sellers to fulfil their obligations in relation to applicable anti-money laundering regulations and related customary policies;

(e)	the terms of such substitution provide that the Substituted Entity will automatically (de plein droit) lose its rights against the Sellers under this Agreement if and when it ceases to be a wholly owned subsidiary of the Purchaser; and

(f)	the Purchaser shall promptly provide a copy of any such assignment to the Sellers Agent and CNES PARTICIPATIONS;

provided further that, upon such substitution and without prejudice to the foregoing, the rights of the Purchaser under this Agreement shall inure to the benefit of the Substituted Entity (except to the extent such rights are unique to the Purchaser) and the obligations of the Purchaser under this Agreement shall be binding upon, and be assumed by, the Substituted Entity to the same extent as if the Substituted Entity had been the Purchaser under this Agreement (and, in particular, the Substituted Entity shall be deemed to have made the representations and warranties set out in Clause 12 to the same extent as the Purchaser mutatis mutandis).

18.	SELLERS AGENT

18.1	Each Seller other than CNES PARTICIPATIONS hereby irrevocably makes, constitutes and appoints the Sellers Agent as its agent, representative and attorney-in-fact under this Agreement, which accepts this appointment as agent, representative and attorney-in-fact, to (on its behalf and in its name) perform

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and carry out the tasks and duties specifically assigned to it under this Agreement and, in particular:

(a)	prepare, issue and deliver the Pre-Completion Statement in accordance with the terms of this Agreement as well as any existing arrangements among the Sellers (including, notably, the Shareholders’ Agreement, the articles of association of the Company and the terms and conditions governing the Company Securities) and take any steps in connection therewith (including the determining of the various items to be set out thereunder), it being specified and agreed that (i) the allocation of the Purchase Price among the Sellers, as at the date hereof, is set out for information purposes in Schedule 3.1(d) and (ii) the Pre-Completion Statement shall duly (A) reflect the transactions completed in compliance with Clause 9.6 and (B) include the details of the CNES PARTICIPATIONS Bank Account, C3 Finco Bank Account and Pivot Bank Account, as communicated in writing by, respectively, CNES PARTICIPATIONS, C3 Finco and the Other Sellers Agent to the Sellers Agent;

(b)	prepare, issue and deliver any required or appropriate payment instructions for the amounts to be made available by the Purchaser under this Agreement; and

(c)	withhold, pay and/or procure the payment of the Share of the Transaction Costs of each Seller in compliance with Clause 22.

18.2	Provided always that the Sellers Agent acted in compliance with, and within the limits of, the powers granted to it pursuant to this Clause 18, each Seller other than CNES PARTICIPATIONS hereby ratifies and confirms all that the Sellers Agent shall lawfully do or cause to be done by virtue of this power of attorney and the authority and powers herein granted to it and shall have no right to object, dissent, protest or otherwise contest thereto.

18.3	Each Seller other than CNES PARTICIPATIONS hereby acknowledges that the Sellers Agent may be acting as representative of other Signatories (except CNES PARTICIPATIONS) and/or on its own account as a Party for the actions described herein and therefore expressly and irrevocably authorises, in accordance with Article 1161 of the French Civil Code, the Sellers Agent to act as representatives of several of them for the purpose of this Clause 18, including in the event that the Sellers Agent is also acting on their own behalf.

18.4	To the fullest extent permitted by applicable laws and notably by way of exception to article 2003 of the French Civil Code, such appointment shall not be affected by the death, incapacity or dissolution of any of the Seller other than CNES PARTICIPATIONS, and shall inure to and be binding upon the heirs, successors and representatives of such Seller.

18.5	Each Seller other than CNES PARTICIPATIONS represents and warrants that this appointment is valid and binding upon such Sellers and enforceable against it.

18.6	The Sellers Agent shall receive no compensation for its duties.

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18.7	Each Seller other than CNES PARTICIPATIONS acknowledges and agrees that the agency relationship between the Sellers and the Sellers Agent is a mutual interest agency (mandat d’intérêt commun), which mutual interest agency is governed by the provisions set forth herein and deviates from the provisions of Article 2004 of the French Civil Code. Absent any legitimate cause recognized by a competent court, no Seller shall therefore be entitled to revoke or otherwise terminate the agency relationship provided for in this Clause 18 without the prior written consent of the Sellers Agent. The mutual interest agency relationship established pursuant to this Clause 18 shall terminate immediately after actual occurrence of the Completion.

18.8	The Sellers Agent shall have no duty or responsibility to any of the Sellers other than those expressly set forth herein. The Sellers Agent may perform any of its duties and/or responsibilities by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties and responsibilities. The duties of the Sellers Agent under this Agreement shall be mechanical and administrative in nature, and the Sellers Agent shall not have, by reason of this Agreement, a fiduciary or trust relationship with any of the Sellers.

18.9	For the avoidance of doubt, CNES PARTICIPATIONS does not grant any mandate to the Sellers Agent under this Clause 18 and shall exercise its rights and obligations under this Agreement directly.

18.10	It is expressly agreed that the Sellers Agent shall (i) as soon as possible provide CNES with any information or document addressed to it in its capacity as Sellers Agent under this Agreement which has not already been addressed to CNES PARTICIPATIONS under this Agreement and (ii) inform CNES PARTICIPATIONS prior to taking any action which it is entitled to take alone pursuant to this Agreement.

18.11	The Purchaser shall, without independent investigation, be entitled to rely upon all notices and instructions provided to it by the Sellers Agent and all actions and decisions taken by the Seller Agent acting within the scope of its apparent authority and no Party hereto shall have any cause of action against the Purchaser for any action taken by the Purchaser in reliance upon the notices, instructions, actions and decisions of the Sellers Agent.

19.	OTHER SELLERS AGENT

19.1	Each of the Other Sellers as well as Christophe Vassal and Stéphanie Limouzin (the Principals) hereby irrevocably makes, constitutes and appoints the Other Sellers Agent as its agent, representative and attorney-in-fact (mandataire d’intérêt commun) under this Agreement, which accepts this appointment as agent, representative and attorney-in-fact, to (on its behalf and in its name) perform and carry out the tasks and duties specifically assigned to her under this Agreement and, in particular:

(a)	give and receive all notices and other documents required or appropriate under this Agreement (as determined in the reasonable judgment of the Other Sellers Agent), including the securities transfer forms (ordres de mouvement de titres) contemplated by Clause 7.2(a);

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(b)	prepare, issue and deliver any required or appropriate notices, certifications, consents, approvals or waivers required or appropriate under this Agreement (as determined in the reasonable judgment of the Other Sellers Agent), including the payment instructions for the amounts to be made available by the Purchaser to any of the Principals under this Agreement;

(c)	consent or agree to amend, modify or waive any provision of this Agreement or any other agreement referred to herein or contemplated hereby entered or to be entered into by it (provided that any such amendment, modification or waiver does not disproportionately increase the obligations, or reduce the rights, of a given Principal as compared to the rights and obligations of the other Principals);

(d)	give all consents, handle, dispute, object or otherwise deal with any and all claims against it under this Agreement;

(e)	defend or consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders and awards of arbitrators with respect to any claims asserted by the Purchaser relating to this Agreement or the matters contemplated herein or thereby;

(f)	select and instruct any counsel or service provider to advise or assist her in the accomplishment of the duties as Other Sellers Agent;

(g)	withhold, pay and/or procure the payment of the Share of the Transaction Costs of each Principal in accordance with Clause 22, pay (or procure the payment of) any amounts, costs, fees and expenses incurred by the Principals in connection with the negotiation, preparation, signing and performance of this Agreement;

(h)	take (or determine not to take) such actions as such Principal is authorised or permitted to take under the provisions of this Agreement (with the same effect as such Principal could do personally);

(i)	operate and manage the Pivot Bank Account, and allocate the monies which have been paid by the Purchaser thereon among the Principals in accordance with the allocation set forth in the Pre-Completion Statement; and

(j)	more generally, exercise the rights and fulfil all obligations of such Principal under this Agreement and take all actions necessary or appropriate in the reasonable judgment of the Other Sellers Agent for the accomplishment of the foregoing in the name and on behalf of it, in each case without having to seek or obtain the consent of any such Principal under any circumstance.

19.2	The Other Sellers Agent hereby undertakes to cooperate in good faith with the Sellers Agent, to exercise all its duties in its capacity as such diligently and in compliance with this Agreement and to use its reasonable efforts, within the limits of its rights and powers, to ensure that Completion duly occurs in

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accordance with the terms herein (and in particular within the timeframes set out herein).

19.3	Provided always that the Other Sellers Agent acted in compliance with, and within the limits of, the powers granted to it pursuant to this Clause 19, each of the Principals hereby ratifies and confirms all that the Other Sellers Agent shall lawfully do or cause to be done by virtue of this power of attorney and the authority and powers herein granted to it and shall have no right to object, dissent, protest or otherwise contest thereto.

19.4	Each of the Principals hereby acknowledges that the Other Sellers Agent may be acting as representative of other Signatories and/or on its own account as a Party for the actions described herein and therefore expressly and irrevocably authorises, in accordance with Article 1161 of the French Civil Code, the Other Sellers Agent to act as representatives of several of them for the purpose of the negotiation, conclusion and execution on their behalf of any agreement, act or document to which the Principals are or will have to be parties under or in connection with this Agreement, including in the event that the Other Sellers Agent is also acting on their own behalf to such agreement, act or document.

19.5	To the fullest extent permitted by applicable laws and notably by way of exception to article 2003 of the French Civil Code, such appointment shall not be affected by the death, incapacity or dissolution of any of the Principals, and shall inure to and be binding upon the heirs, successors and representatives of each Principal.

19.6	Each of the Principals represents and warrants that this appointment is valid and binding upon such Principal and enforceable against it.

19.7	The Other Sellers Agent shall receive no compensation for her duties.

19.8	Each of the Principals acknowledges and agrees that the agency relationship between the Principals and the Other Sellers Agent is a mutual interest agency (mandat d’intérêt commun), which mutual interest agency is governed by the provisions set forth herein and deviates from the provisions of Article 2004 of the French Civil Code. Absent any legitimate cause recognized by a competent court, no Principal shall therefore be entitled to revoke or otherwise terminate the agency relationship provided for in this Clause 18 without the prior written consent of the Other Sellers Agent. The mutual interest agency relationship established pursuant to this Clause 18 shall terminate immediately after actual occurrence of the Completion.

19.9	The Other Sellers Agent shall have no duty or responsibility to any of the Principals other than those expressly set forth herein. The Other Sellers Agent may perform any of its duties and/or responsibilities by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties and responsibilities. The duties of the Other Sellers Agent under this Agreement shall be mechanical and administrative in nature, and the Other Sellers Agent shall not have, by reason of this Agreement, a fiduciary or trust relationship with any of the Principals.

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19.10	The Purchaser shall, without independent investigation, be entitled to rely upon all notices and instructions provided to it by the Other Sellers Agent and all actions and decisions taken by the Other Sellers Agent acting within the scope of its apparent authority and no Party hereto shall have any cause of action against the Purchaser for any action taken by the Purchaser in reliance upon the notices, instructions, actions and decisions of the Other Sellers Agent.

20.	SPECIFIC PERFORMANCE

20.1	Unless otherwise specifically provided herein, and notwithstanding the provisions of article 1220 of the French Civil Code, the Signatories agree that a Signatory may not withhold the performance of its/his/her obligations under this Agreement unless an actual and material breach of the terms of this Agreement by another Signatory is ascertained and outstanding.

20.2	Unless otherwise specifically provided herein, notwithstanding the provisions of articles 1224 and 1226 of the French Civil Code, the Signatories agree that the termination (résolution) of the Agreement in case of a serious breach of its terms by any Signatory may not result in a notification made in this respect by one Signatory under the conditions provided under article 1226 of the French Civil Code, but may only result from an enforceable decision of a competent court.

20.3	Unless otherwise specifically provided herein, the Signatories expressly acknowledge and agree that any obligation to do or not to do something provided for in the Agreement and any transfer of Sold Securities provided for in the Agreement shall be capable of specific performance (exécution forcée) in the event of default by one Signatory and that, notwithstanding the provisions of article 1221 of the French Civil Code, the concerned Signatory may always elect to seek specific performance of the defaulting Signatory’s obligations, even in the case where such specific performance would entail a manifest disproportion (disproportion manifeste) between its cost for the defaulting Signatory and its advantage for the requesting Signatory(ies), provided that damages may always be awarded to such requesting Signatory(ies) in addition to such specific performance.

21.	HARDSHIP

21.1	Each Signatory hereby expressly and irrevocably agrees to waive the provisions of Article 1195 of the French Civil Code for all purposes hereof. Hence, the Signatories agree that even when a change of circumstances which was not foreseeable as at the date of this Agreement renders the performance of the obligations hereunder excessively onerous for a Signatory who has not expressly accepted to assume such risk, such Signatory shall nevertheless be bound to fully perform his/its obligations under this Agreement without having the ability to petition for any amendment (révision) to the Agreement before any competent court or compel any other Signatory to renegotiate or terminate the Agreement or petition for its amendment before any competent court.

21.2	Each Signatory further acknowledges, after due consideration, that there are no circumstances that cannot be foreseen at the time this Agreement is entered into

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which could make the performance of its obligations excessively onerous and each Signatory agrees to bear its own risks in relation thereto.

21.3	Each of the Signatories hereby acknowledges that the Agreement is not dependent or linked to any agreement as per the provisions of Article 1186 of the French Civil Code and hereby agrees to waive the rights it may have under Articles 1186 and 1187 of the French Civil Code to claim that the Agreement has lapsed as a result of any other agreement or contract contributing to the completion of the transactions contemplated hereunder having terminated, lapsed or being ineffective for any reason whatsoever.

22.	COSTS

22.1	Whether or not the transactions contemplated by this Agreement are completed, unless expressly otherwise provided for in this Agreement, each of the Signatories shall bear its own expenses of whatever nature (including fees and expenses of their own advisers) incurred in connection with the negotiation, preparation, signing and performance of this Agreement.

22.2	Each Seller acknowledges and agrees that he/she/it shall bear its share of the fees and expenses (including advisors and service provider fees and expenses) incurred by or with the approval of the Sellers Agent (including on behalf of CNES PARTICIPATIONS) in connection with the negotiation, preparation, signing and performance of this Agreement in accordance with the terms of the separate arrangements entered into among themselves (the Share of the Transaction Costs), and hereby expressly authorises the Sellers Agent to withhold from that part of the Purchase Price to be received by each of them its Share of the Transaction Costs (as set out in the Pre-Completion Statement), so that such amount is directly wired by the Sellers Agent to the relevant advisors.

22.3	For the avoidance of doubt, and for the sake of clarity, this Clause 22 shall be without prejudice to the terms of any existing arrangements entered into among all or part of the Sellers, which shall remain in full force and effect and prevail among the relevant Sellers.

22.4	For the avoidance of doubt, each Seller shall bear the cost of any Tax (including any withholding Tax) on gains or any other similar Taxes arising from or triggered by the sale of its Sold Securities.

23.	REGISTRATION

23.1	The Purchaser undertakes to carry out the registration of the tax reiterative deed and pay the registration fees, in accordance with article 726 of the French General Tax Code, within thirty (30) calendar days from the Completion Date.

23.2	The Purchaser undertakes to provide the Sellers with a copy of the registered tax reiterative deed as soon as available.

24.	NOTICES

24.1	All notices, demand or other communication given or made under or in connection with the matters contemplated by this Agreement shall only be

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effective if made in writing, addressed to the relevant Signatory at its address and contact details set forth in Schedule 24 and:

(a)	sent by any international courier service delivering an acknowledgement of receipt (for example, Fedex or DHL); or

(b)	by email; or

(c)	by personal delivery with acknowledgement of receipt.

24.2	Any notice, demand or other communication made in accordance with Clause 24.1 shall be deemed to have been duly given or made as follows:

(a)	if sent by any international courier service delivering an acknowledgement of receipt (for example, Fedex or DHL), at the time of receipt;

(b)	if sent by email, on the Business Day the email is received, or absent confirmation of receipt, on the first (1st) Business Day following the date of sending, provided that no automated delivery-failure or non-delivery notification has been received by the sender;

(c)	if personally delivered, upon delivery at the address of the relevant Signatory;

provided that if, in accordance with the above provisions, any such notice, demand or other communication is given or made after 8.30 p.m. (Paris time) on a Business Day, such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. (Paris time) on the next Business Day.

24.3	A Signatory may notify the other Signatories to this Agreement of a change to its name, relevant addressee, address or email address for the purposes of Clause 24.1, provided that such notification shall only be effective:

(a)	on the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date falling five (5) Business Days after notice of any such change has been given.

25.	FURTHER ASSURANCES

Each of the Parties shall from time to time upon reasonable request from the others do or procure the performance of all acts and/or execute or procure the execution of all such documents insofar as each is reasonably able to do so and (unless otherwise agreed between the Parties) in a form reasonably satisfactory to the Party concerned, for the purpose of transferring to the Purchaser the Sold Securities and otherwise giving the other Parties the full benefit of this Agreement.

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26.	WAIVER

26.1	The Signatories acknowledge the time periods provided for herein in respect of the exercise of certain of their rights and expressly agree on the consequences resulting from failure to comply with these time periods, including where such failure results in the loss of any right for a Signatory.

26.2	Without prejudice to the provisions of Clause 26.1 (and, more generally, unless expressly otherwise specified herein):

(a)	no failure or delay on the part of any Signatory in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b)	a waiver of any term, provision or condition of, or consent granted under, this Agreement shall be effective only if given in writing and signed by the waiving or consenting Signatory and then only in the instance and for the purpose for which it is given.

(c)	no breach of any provision of this Agreement shall be waived or discharged except with the express written consent of the Sellers Agent acting on behalf of all Sellers other than CNES PARTICIPATIONS (provided that any such amendment, modification or waiver does not disproportionately increase the obligations, or reduce the rights, of a given Seller (other than CNES PARTICIPATIONS) as compared to the rights and obligations of the other Sellers (other than CNES PARTICIPATIONS)), CNES PARTICIPATIONS and the Purchaser.

27.	INVALIDITY

27.1	If any provision of this Agreement is or becomes invalid, illegal, inapplicable or unenforceable, the validity, legality, applicability and enforceability of this Agreement shall not be affected or impaired in any way.

27.2	In such an event, the Signatories will negotiate in good faith and promptly in order to substitute, if possible, the relevant invalid, illegal, inapplicable or unenforceable provision with a valid, legal, applicable and enforceable provision corresponding, to the fullest extent possible, to the original provision.

28.	LIABILITY OF EACH SIGNATORY

Unless otherwise expressly provided herein, the liability of each Signatory under this Agreement shall be several and not joint (conjointe et non solidaire).

29.	AMENDMENTS

Any amendment to this Agreement (including to any of its Schedules) must be made in writing and signed by each of the Parties, or, pursuant to Clause 18, by the Purchaser, CNES PARTICIPATIONS and the Sellers Agent acting on behalf of all Sellers other than CNES PARTICIPATIONS (provided that any such amendment, modification or waiver does not disproportionately increase

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the obligations, or reduce the rights, of a given Seller (other than CNES PARTICIPATIONS) as compared to the rights and obligations of the other Sellers (other than CNES PARTICIPATIONS)).

30.	COUNSELS

The Signatories declare they were advised by their own lawyers or advisors and have therefore been able to independently assess the scope of their rights and obligations under this Agreement and had the opportunity to negotiate all terms of this Agreement. Consequently, no advisor or lawyer shall be deemed to be the sole drafter (rédacteur unique) on behalf of all the Signatories and each of the Signatories acknowledges and agrees that this Agreement shall not be deemed a contract of adhesion (contrat d’adhésion) within the meaning of Article 1110 of the French Civil Code.

31.	COOPERATION

31.1	Each Signatory shall cooperate with the others and execute and deliver to the others such other instruments and documents and take such other actions as may be reasonably requested from time to time in connection with the execution and performance of this Agreement.

31.2	Each Signatory shall (i) use its best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary or desirable under applicable Law or otherwise to give effect to this Agreement; and (ii) execute and deliver, or cause to be executed and delivered, such other documents, certificates, instruments, agreements and other writings as may be reasonably necessary or advisable after the date of this Agreement to implement this Agreement expeditiously or to give effect to this Agreement.

32.	ANNOUNCEMENTS – CONFIDENTIALITY

32.1	Until the expiry of a period of five (5) years as from the date of this Agreement, no Signatory shall disclose the existence of this Agreement nor its terms nor any other agreement referred to in the Agreement (except those matters set out in the press release to be prior agreed between the Purchaser, C3 Finco, CNES PARTICIPATIONS and the Other Sellers Agent prior to Completion and except as required for the purpose of satisfying the Conditions Precedent) without the prior written consent of the Sellers Agent and CNES PARTICIPATIONS, in case of the Purchaser, or the Purchaser and the Sellers Agent (including on behalf of CNES PARTICIPATIONS), in case of any other Signatories, unless such disclosure is:

(a)	to its auditors, accountants or professional advisers who are subject to professional confidentiality rules or otherwise bound by customary contractual confidentiality rules to the benefit of the disclosing party;

(b)	by a Party to its Affiliates;

(c)	by a Seller (which is not an individual) to its investors (including any investors in any investment funds managed by it or its Affiliates), subject

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to imposing an obligation on such recipient to keep such information confidential;

(d)	by a Seller to the financial institution holding the Pivot Bank Account to the extent required to satisfy customary know your customer and anti-money laundering procedures;

(e)	necessary for a Signatory to enforce its rights under this Agreement;

(f)	contemplated by Clause 9.4(d);

(g)	required by Law provided that such disclosure shall then only be made by that Signatory:

(i)	after it has taken all such steps as may be reasonable in the circumstances to (to the extent permitted by Law) agree the contents of such announcement with the Sellers Agent, in case of the Purchaser, or the Purchaser and the Sellers Agent, in case of any other Signatories, before making such announcement and provided that any such announcement shall be made only after notice sent reasonably in advance to the other Signatories; and

(ii)	to the Person or Persons and in the manner required by Law or as otherwise agreed between the Signatories; or

(h)	by the Purchaser to any Financing Party in connection with the Financing, provided that such Financing Party is bound by customary confidentiality undertakings.

32.2	For the avoidance of doubt, nothing herein shall be deemed to prohibit or restrict any Seller from disclosing information to (a) any member of the Group (including its respective directors, officers and employees) and (b) the lending banks of the Group and the parties to the Financing Arrangements.

33.	ENTIRE AGREEMENT

33.1	This Agreement together with any other documents referred to in this Agreement or other side letters or ancillary agreements entered into concurrently with the Put Option Agreement or with this Agreement shall constitute the entire and only agreement between the Signatories. Consequently, this Agreement supersedes any contract, agreement, exchange of letters or verbal agreement relating to the transactions contemplated under this Agreement and that might have been entered into between their respective Signatories prior the date of this Agreement (provided however that the confidentiality agreement entered into on 30 March 2026 between the Purchaser and the Company shall remain in full force and effect pursuant to its terms).

34.	GOVERNING LAW – JURISDICTION

34.1	This Agreement shall be governed by and construed in accordance with the laws of France, without regard to the conflicts of laws principles.

34.2	Any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement (or any matters contemplated under

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this Agreement) or its formation or its validity or its interpretation or its performance shall be submitted to the exclusive jurisdiction of the Economic Activities Court of Paris (Tribunal des activités économiques de Paris).

35.	ELECTRONIC SIGNATURE

35.1	The Parties hereto hereby agree that, as a matter of evidence agreement (convention de preuve), this Agreement is signed electronically in accordance with the European and French regulations in force, in particular Regulation (EU) No. 910/2014 of the European Parliament and of the Council dated 23 July 2014 and articles 1367 et seq. of the French Civil Code. For this purpose, the Parties hereto agree to use the online platform DocuSign (www.docusign.com). Each of the Parties hereto decides (i) that the electronic signature which it attaches to this document has the same legal value as its handwritten signature and (ii) that the technical means implemented in the context of this signature confer a definite date (date certaine) to this document.

35.2	Each of the Parties hereto acknowledges and accepts that the signature process used by the Parties hereto to electronically sign this Agreement enables each of them to have a copy of this Agreement on a durable medium or to have access to it, in accordance with article 1375 paragraph 4 of the French Civil Code.

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[signatures pages to be inserted]

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Schedule (5)
Other Sellers

[redacted - personal information]

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Schedule (A)
List of Subsidiaries

List of Subsidiaries

[redacted – commercially sensitive information]

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Schedule (B)
Ownership of the Company Securities

[redacted – commercially sensitive information]

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Schedule 3.1(d)
Allocation of the Purchase Price

[redacted – commercially sensitive information]

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Schedule 4.5
List of Existing Pledges

[redacted – commercially sensitive information]

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Schedule 7.2(d)
Agreed form resignation letter

[Resigning Director name and first name / corporate name]

[address / registered office]

[corporate name of the relevant entity]

To the attention of [●]

[registered office]

On [●]

RE: Resignation from the office of [●]

[Note to draft: Resignation to be from the Company and all subsidiaries in one document]

Dear Sirs,

I refer to the securities purchase agreement with respect to securities in C3 Holding entered into on [●] between C3 Finco, CNES PARTICIPATIONS, Christophe Vassal, Stéphanie Limouzin, the Other Sellers identified herein, and MDA Space Ltd as Purchaser (the SPA).

Capitalised terms used in this letter but not otherwise defined herein shall have the meanings ascribed to them in the SPA.

I hereby unconditionally resign, with effect as from [Completion Date], from my office of [●] of [corporate name], a [corporate form] organised under the laws of [●], having its registered office at [●], registered with the commerce and companies registry of [●] under number [●] (the “Company”).

I hereby discharge the Company or any Group Company from any liability (whether statutory, contractual or otherwise) it may have toward me, with respect to my position of [position of the relevant Resigning Director] the Company prior to the Completion Date.

Yours faithfully,

[Resigning director]

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Schedule 7.3(c)
Agreed form release letter

[Purchaser’s letterhead]

[First name and surname / corporate name of the Resigning Director]

[Address / registered office]

On [●]

RE: Release letter in accordance with Clauses 7.3(c) and 14 of the SPA

We refer to the securities purchase agreement with respect to securities in C3 Holding entered into on [●] between C3 Finco, CNES PARTICIPATIONS, Christophe Vassal, Stéphanie Limouzin, the Other Sellers identified herein, and MDA Space Ltd as Purchaser (the SPA).

Capitalised terms used in this letter but not otherwise defined herein shall have the meanings ascribed to them in the SPA.

In accordance with Clauses 7.3(c) and 14 of the SPA, except in the case of fraud (fraude), we, in our capacity as Purchaser under the SPA, hereby (a) discharge you from any liability (whether statutory, contractual or otherwise) you may have toward us or any Group Company, for any decisions and/or actions you have adopted, taken or implemented before the Completion Date, as [position of the relevant Resigning Director] of [corporate name and details of the relevant entity], (b) to hold you harmless against the consequences of any such liability, including through any appropriate insurance policies of the Group pre-existing the Completion Date and (c) undertake to procure that the publication and registration formalities relating to your resignation from your [position of the relevant Resigning Director] of [relevant entity] on the Completion Date be implemented as soon as possible after the Completion Date and in any event before the expiry of a one-month period as from the Completion Date.

Yours faithfully,

[Purchaser]

For acknowledgement of receipt:

[Resigning Director]

On: [●]

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Schedule 7.8(a)
Form of Accession Agreement

[Acceding Seller’s letterhead/contact details]

STRICTLY PRIVATE AND CONFIDENTIAL

To:	C3 FINCO S.à r.l. a Luxembourg société à responsabilité limitée To the attention of [●] 11 rue Nicolas Adames L-1114 Luxembourg Grand Duchy of Luxembourg

(the Sellers Agent)

Stéphanie Limouzin

[redacted – personal information]

(the Other Sellers Agent)

MDA SPACE LTD.
a Canadian limited liability corporation
7500 Financial Drive,
Brampton, Ontario, Canada, L6Y 6K7
To the attention of [●]

(the Purchaser)

[Place of execution], [Date of execution]

BY [●]

RE:	Project OnePlanet - Acquisition of C3 Holding SAS – Accession Agreement

Reference is made to the securities purchase agreement entered into on [●] 2026 between, inter alia, C3 Finco, CNES PARTICIPATIONS, Stéphanie Limouzin, Christophe Vassal, the Other Sellers identified therein and the Purchaser (the Securities Purchase Agreement).

Unless otherwise defined herein, capitalised terms used in this Accession Agreement shall have the meaning ascribed to them in the Securities Purchase Agreement.

[For a corporate entity]

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I, the undersigned, [Mr./Mrs. [to be completed]], acting in my capacity as legal representative of [name of acceding Seller], a [form of company] having its registered office located [to be completed] and registered with the trade and companies registry of [to be completed] under number [●],

[For individuals]

Mr./Mrs [to be completed], born on [to be completed] in [to be completed], residing at [to be completed],

acting in [its/their/my] capacity as holder of Company Securities which [it/I] undertake[s] to transfer to the Purchaser as Sold Securities under the Securities Purchase Agreement, hereby confirm and agree that:

1.	I have read and understood the Securities Purchase Agreement (including, for the avoidance of doubt, the documents appended as Schedules thereto);

2.	I have been advised by my own lawyers or advisors and have therefore been able to independently assess the scope of my rights and obligations under the Securities Purchase Agreement and had the opportunity to negotiate all terms of the Securities Purchase Agreement. Consequently, I acknowledge and agree that the Securities Purchase Agreement shall not be deemed a contract of adhesion (contrat d’adhésion) within the meaning of Article 1110 of the French Civil Code;

3.	I expressly accept all the provisions of the Securities Purchase Agreement and fully accede to them as a Seller and Other Seller, and hereby confirm and agree that this Accession Agreement shall be deemed to be a countersigning of an original copy of the Securities Purchase Agreement;

4.	Consequently, I expressly and irrevocably undertake to:

(a)	unconditionally comply with all obligations of a Seller and Other Seller as set out in the Securities Purchase Agreement; and

(b)	more generally, to comply with the provisions of the Securities Purchase Agreement under the same conditions as if [[name of the acceding Seller] had / I had] been an initial party acting as a Seller and Other Seller with effect as from the date hereof;

5.	I hereby confirm and agree to appoint (i) the Sellers Agent as my agent, representative and attorney-in-fact under the Securities Purchase Agreement pursuant to, and in accordance with, Clause 18 (Sellers Agent) of the Securities Purchase Agreement, and (ii) the Other Sellers Agent as my agent, representative and attorney-in-fact under the Securities Purchase Agreement pursuant to, and in accordance with, Clause 19 (Other Sellers Agent) of the Securities Purchase Agreement.

Clauses 18 (Sellers Agent), 19 (Other Sellers Agent), 20 (Specific Performance), 21 (Hardship), 22 (Costs), 24 (Notices), 25 (Further Assurances), 26 (Waiver), 27 (Invalidity), 28 (Liability of each Signatory), 29 (Amendments), 30 (Counsels), 32 (Announcements – Confidentiality) and 34 (Governing Law – Jurisdiction) of the Securities Purchase Agreement shall be incorporated by reference herein and shall apply mutatis mutandis as if stated in full herein..

93 | 105

Please confirm your acceptance to this Accession Agreement by returning to [me/us] a duly executed copy of this Accession Agreement.

___________________________________________

For and on behalf of [acceding Seller]

Name: _____________________________________

Title: ______________________________________

Date: ________________________________ 2026

___________________________________________

For and on behalf of C3 FINCO S.à r.l.

Name: _____________________________________

Title: ______________________________________

Date: ________________________________ 2026

___________________________________________

For and on behalf of Stéphanie Limouzin

Name: _____________________________________

Title: ______________________________________

Date: ________________________________ 2026

___________________________________________

For and on behalf of MDA SPACE LTD.

Name: _____________________________________

Title: ______________________________________

Date: ________________________________ 2026

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Schedule 7.8(c)
Shareholders who have failed to sign Agreement

[NTD: to be included at signing]

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Schedule 9.1

Exceptions to pre-Completion undertakings

[redacted – commercially sensitive information]

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Schedule 9.9(a)
[redacted – commercially sensitive information]

[redacted – commercially sensitive information]

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Schedule 9.11-1
Specific Termination – Termination Notice

[redacted – commercially sensitive information]

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Schedule 9.11-2
Specific Termination - Counterparties

[redacted – commercially sensitive information]

99 | 105

Schedule 9.11-3
Specific Termination - Specific Termination Statement

[redacted – commercially sensitive information]

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Schedule 9.11-4
[redacted – commercially sensitive information]

[redacted – commercially sensitive information]

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Schedule 14
Resigning Directors

[redacted – commercially sensitive information]

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Schedule 24
Notices

Notifications under this Agreement – contact details of the Parties
1. C3 Finco (for itself and for the Sellers in its capacity as Sellers Agent)
Company name	C3 FINCO S.à r.l.
Address	11, rue Nicolas Adames, L-1114 Luxembourg
For the attention of	[redacted - personal information]
Cc e-mail	[redacted - personal information]
With copy to

Freshfields LLP

Attention: Me Nicolas Barberis

Address: 9, avenue de Messine – 75008 Paris, France

E-mail: Nicolas.BARBERIS@freshfields.com

Freshfields LLP

Attention: Me Julien Rebibo

Address: 9, avenue de Messine – 75008 Paris, France

E-mail: Julien.REBIBO@freshfields.com

2. CNES Participations
Company name	CNES Participations
Address	2, place Maurice Quentin, 75001 Paris
For the attention of	[redacted - personal information]
With copy to	FTPA Avocats Attention: Me François-Xavier Beauvisage Address: 50 rue Ampère, 75017 Paris, France E-mail: fxbeauvisage@ftpa.fr

3. Stéphanie Limouzin (for herself and for the Other Sellers in her capacity as Other Sellers Agent)
Name	Stéphanie Limouzin

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Address	[redacted - personal information]
For the attention of	Ms. Stéphanie Limouzin ([redacted - personal information])
With copy to	Sekri Valentin Zerrouk Attention: Me Franck Sekri Address: 16 cours Albert 1er, 75008 Paris, France E-mail: fsekri@svz.fr
4. The Purchaser
Company name	MDA Space Ltd.
Address	7500 Financial Dr, Brampton, ON L6Y 6K7, Canada
For the attention of	Ian McLeod / David Snarch
E-mail	[redacted - personal information]
With copy to

Norton Rose Fulbright

Attention: Walied Soliman

Address: 222 Bay St. Suite 3000, Toronto, ON, M5K 1E7, Canada

E-mail: walied.soliman@nortonrosefulbright.com

Norton Rose Fulbright

Attention: Bruce Sheiner

Address: 222 Bay St. Suite 3000, Toronto, ON, M5K 1E7, Canada

E-mail: bruce.sheiner@nortonrosefulbright.com

Norton Rose Fulbright

Attention: Jean-Claude Rivalland

Address: 40 Rue de Courcelles, 75008 Paris, France

E-mail: Jean-Claude.Rivalland@nortonrosefulbright.com

5. The Company
Company name	C3 Holding
Address	11, rue Hermès, 31520 Ramonville-Saint-Agne
For the attention of	Ms. Stéphanie Limouzin ([redacted - personal information])
With copy to	Freshfields LLP

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Attention: Me Nicolas Barberis

Address: 9, avenue de Messine – 75008 Paris, France

E-mail: Nicolas.BARBERIS@freshfields.com

Freshfields LLP

Attention: Me Julien Rebibo

Address: 9, avenue de Messine – 75008 Paris, France

E-mail: Julien.REBIBO@freshfields.com

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Schedule 2
Form of Put Option Exercise Notice

C3 FINCO S.à r.l.
a Luxembourg société à responsabilité limitée
Registered office: 11 rue Nicolas Adames, L-1114 Luxembourg
Grand Duchy of Luxembourg

B245656 RCS Luxembourg

(the Beneficiaries Agent)

STRICTLY PRIVATE AND CONFIDENTIAL

To:	[Promisor]

To the attention of [●]

(the Promisor or you)

[Place of execution], [Date of execution]

BY [●]

RE:	Project OnePlanet – Contemplated acquisition of C3 Holding SAS – Put Option Exercise Notice

Dear Madams, Dear Sirs,

Reference is made to the put option agreement entered into on [●] 2026 between inter alia the Promisor, the Beneficiaries Agent, CNES PARTICIPATIONS, Stéphanie Limouzin, Christophe Vassal [and to which other Beneficiaries have acceded from time to time] (the Put Option Agreement).

Unless otherwise defined herein, capitalised terms used in this letter shall have the meaning ascribed to them in the Put Option Agreement.

We hereby inform you that, (i) in compliance with Clause 5(a)(ii) of the Put Option Agreement, the End of the Consultation Process has occurred on [●] and the End of the Hamon Law Process has occurred on [●].

Pursuant to Clause 3 of the Put Option Agreement, we hereby exercise the Put Option pursuant to which you shall acquire the Sold Securities, in accordance with the terms and conditions of the Put Option Agreement and of the Securities Purchase Agreement.

In accordance with Clause 3(c) of the Put Option Agreement, we hereby inform you that the Securities Purchase Agreement will be executed [electronically] on [date] [at [location] / through the electronic signature platform [●]].

This letter constitutes the Put Option Exercise Notice.

Clauses 12 (Costs), 13 (Liability of each Beneficiary), 14 (Announcements - Confidentiality) and 15 (Governing law – Jurisdiction) of the Put Option Agreement shall be incorporated by reference herein and shall apply mutatis mutandis as if stated in full herein.

Yours sincerely,

___________________________________________

For and on behalf of C3 FINCO S.à r.l.

Name: _____________________________________

Title: ______________________________________

Schedule 3
Form of Accession Agreement

[Beneficiary’s letterhead/contact details]

STRICTLY PRIVATE AND CONFIDENTIAL

To:	C3 FINCO S.à r.l. A Luxembourg société à responsabilité limitée To the attention of [●] 11 rue Nicolas Adames L-1114 Luxembourg Grand Duchy of Luxembourg

(the Beneficiaries Agent)

MDA SPACE LTD
a Canadian limited liability corporation
7500 Financial Drive,
Brampton, Ontario, Canada, L6Y 6K7
To the attention of [●]

(the Promisor)

[Place of execution], [Date of execution]

BY [●]

RE:	Project OnePlanet - Acquisition of C3 Holding SAS – Accession Agreement

Reference is made to the put option agreement entered into on [●] 2026 between inter alia the Promisor and the Beneficiaries Agent, CNES PARTICIPATIONS, Stéphanie Limouzin, Christophe Vassal [and to which other Beneficiaries have acceded from time to time] (the Put Option Agreement).

Unless otherwise defined herein, capitalised terms used in this accession agreement shall have the meaning ascribed to them in the Put Option Agreement.

[For a corporate entity]

I, the undersigned, [Mr./Mrs. [to be completed]], acting in my capacity as legal representative of [name of Beneficiary], a [form of company] having its registered office located [to be completed] and registered with the trade and companies registry of [to be completed] under number [●],

[For individuals]

Mr./Mrs [to be completed], born on [to be completed] in [to be completed], residing at [to be completed],

acting in [its/their/my] capacity as holder of Sold Securities and Beneficiary under the Put Option Agreement, hereby confirm and agree that:

1.	I have read and understood the Put Option Agreement (including, for the avoidance of doubt, the documents appended as Schedules thereto, including in particular the Securities Purchase Agreement);

2.	I have been advised by my own lawyers or advisors and have therefore been able to independently assess the scope of my rights and obligations under the Put Option Agreement (and the Securities Purchase Agreement appended to it) and had the opportunity to negotiate all terms of this Put Option Agreement (and of the Securities Purchase Agreement appended to it). Consequently, I acknowledge and agree that the Put Option Agreement (and of the Securities Purchase Agreement appended to it) shall not be deemed a contract of adhesion (contrat d’adhésion) within the meaning of Article 1110 of the French Civil Code;

3.	I expressly accept all the provisions of the Put Option Agreement (and of the Securities Purchase Agreement appended to it) and fully accede to them as a Beneficiary and hereby confirm and agree that this Accession Agreement shall be deemed to be a countersigning of an original copy of the Put Option Agreement;

4.	Consequently, I expressly and irrevocably undertake to:

(a)	unconditionally comply with all obligations of a Beneficiary as set out in the Put Option Agreement; and

(b)	more generally, to comply with the provisions of the Put Option Agreement under the same conditions as if [[name of the acceding Beneficiary] had / I had] been an initial party acting as a Beneficiary with effect as from the date hereof;

5.	I hereby confirm and agree to appoint the Beneficiaries Agent as my agent, representative and attorney-in-fact under the Put Option Agreement pursuant to, and in accordance with, Clause 10 (Beneficiaries Agent) of the Put Option Agreement.

Clauses 12 (Costs), 13 (Liability of each Beneficiary), 14 (Announcements - Confidentiality) and 15 (Governing law – Jurisdiction) of the Put Option Agreement shall be incorporated by reference herein and shall apply mutatis mutandis as if stated in full herein.

Please confirm your acceptance to this Accession Agreement by returning to [me/us] a duly executed copy of this Accession Agreement.

___________________________________________

For and on behalf of [Beneficiary]

Name: _____________________________________

Title: ______________________________________

Date: ________________________________ 2026

___________________________________________

For and on behalf of C3 FINCO S.à r.l.

Name: _____________________________________

Title: ______________________________________

Date: ________________________________ 2026